11/6

07027834

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Smiths

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 09 2007
THOMSON FINANCIAL

FILE NO. 82- 34872

FISCAL YEAR 7-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 11/7/07

082-34872

smiths

bringing technology to life

ARIS
7-31-07

Smiths Group plc
Annual Report & Accounts 2007

Smiths Group plc

Smiths Group is a global technology company. A world leader in the practical application of advanced technologies, we deliver products and services for the threat & contraband detection, medical devices, energy and communications markets worldwide. Our products and services make the world safer, healthier and more productive.

Contents

The purpose of this Report is to provide information to the members of the Company. The Annual Report contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group. By their nature, these statements involve uncertainty since future events and circumstances can cause results and developments to differ materially from those anticipated. The forward-looking statements reflect knowledge and information available at the date of preparation of this Annual Report and the Company undertakes no obligation to update these forward-looking statements. Nothing in this Annual Report should be construed as a profit forecast.

Summary performance

Headline* results for continuing operations

	2007		2006	
	Sales £m	**Profits £m**	Sales £m	Profits £m
Detection	**438**	**78.6**	412	74.3
Medical	**691**	**127.3**	737	133.3
Specialty Engineering:				
– John Crane	**532**	**75.3**	518	66.4
– Specialty – Other	**500**	**66.4**	513	70.8
Total sales	**2,161**		2,180	
Headline* operating profit		**347.6**		344.8
Interest		**(36.4)**		(53.1)
Pensions financing		**33.7**		25.2
Post-tax loss of associate		**(0.5)**		(1.1)
Headline* pre-tax profit		**344.4**		315.8
Headline* earnings per share (basic)		**47.0p**		41.5p

*Before exceptional items (including impairment of assets), amortisation of acquired intangible assets, profit or loss on disposal of businesses and financing gains or losses from currency hedging.

Statutory results for continuing operations

	2007		2006	
	Sales £m	**Profits £m**	Sales £m	Profits £m
Detection	**438**	**65.1**	412	79.0
Medical	**691**	**106.0**	737	104.3
Specialty Engineering:				
– John Crane	**532**	**1.3**	518	71.3
– Specialty – Other	**500**	**60.7**	513	62.6
Profit on sale/(impairment) of financial assets		**24.0**		(325.0)
Total sales	**2,161**		2,180	
Operating profit/(loss)		**257.1**		(7.8)
Interest		**(36.4)**		(53.1)
Pensions financing		**33.7**		25.2
Share of post-tax loss of associate		**(0.5)**		(1.1)
Financing gains/(losses)		**2.1**		(0.5)
Pre-tax profit/(loss)		**256.0**		(37.3)
Earnings per share (basic)		**36.9p**		(18.2)p

Market analysis by division

Sales


20%
48%
32%

Headline profit


23%
41%
36%

○ Detection
○ Medical
● Specialty Engineering

Market analysis by destination

Sales


21%
48%
25%
6%

Location of assets


7%
21%
49%
23%

○ North America
○ United Kingdom
○ Europe
● Rest of the World

The location of assets analysis excludes cash and cash equivalents

Chairman's statement

Donald Brydon
Chairman



Headline earnings per share
+13%

47.0p

Dividend
+8.5%

34.0p

Statutory earnings per share

36.9p

The past year has seen further progress in the evolution of Smiths Group.

Each of the Group's three divisions brings technological products and solutions to a range of highly sophisticated customers. The Group's strength lies in a common technological culture based on shared values and breadth of experience. The Board continually ensures that this strength is focused on the needs of customers in areas with significant and profitable growth.

I remarked last year that I was disappointed that the market appeared reluctant to give Smiths management full credit for the investments that we had made in the aerospace business. By their nature these investments give returns over the long term and carry inherent risks, and for this reason were not fully reflected in the value of the Group.

Therefore this year will probably be best remembered as the year in which the Group sold its aerospace activities to General Electric Company (GE). Much of the vitality of the Group comes from the continuous appraisal by management and the Board of the appropriate structure for the Group. We are the guardians of your money and, as I have commented previously, together we ask ourselves on a regular basis if we are the best owners of our businesses. The restless hunt for shareholder value has seen the shape of the Group change considerably in recent years and this latest transaction is further proof of our determination to create value.

With the prospect of consolidation in the aerospace industry over the coming years the Board saw the opportunity to accelerate the return on its investments by seeking a buyer who would place a value on the aerospace businesses which, in the Board's view, would more appropriately reflect its inherent value. The result was the sale to GE at a price widely accepted as fully meeting that objective.

Discussions with GE at that time also revealed the possible benefits of combining our detection business with the relevant part of their Security Division. In the event the two companies were not able to agree a shared strategic vision for the combined business and agreed to terminate discussions in late September. Smiths Detection is the world leader in a fast-growing industry with excellent opportunities and the capacity to expand.

At the same time, there have been notable ongoing operational projects across the business as a whole: addressing new customers and generating new products in Detection; restructuring our manufacturing facilities and processes in Medical to ensure lower unit costs; driving into new markets in Specialty. The Group continues to push to improve production techniques. Our passion for efficiency underpins the creation of innovative customer solutions.

Following the sale of Aerospace, the Group returned £2.1billion to shareholders. In doing so the Board recognised its responsibility as guardian of your money and, whilst ensuring that sufficient resources are available for appropriate acquisitions to maintain the dynamism of the Group, took the simple view that your money would be better in your hands. At the same time we have slimmed the central functions of the Group to reflect better its continuing size and shape.

I announced on 26 September the appointment of Philip Bowman as Chief Executive from 10 December 2007.

It is typical of Keith Butler-Wheelhouse's commitment and loyalty that he has placed the interests of the Group ahead of personal considerations and helped to facilitate this change by retiring on that date. He has led Smiths through major transformations and will be remembered for his continuous drive to extract the full potential from all the Group's activities.

The Board and the shareholders owe him a great debt and I would like to add my personal thanks for the way that he has led Smiths. We all wish him and Pam well in the next phase of their lives.

There were a number of other changes to the composition of the board during the last twelve months. Sir Julian Horn-Smith and Sir Nigel Broomfield both retired after many years of service to the Group. They each made significant contributions and I am delighted that Sir Nigel continues to bring his very special expertise to Detection. Dr John Ferrie left with the sale of the aerospace business. It is a measure of his professionalism, and of his team's, that the journey to its new owners passed off so smoothly. I would like to record here my thanks to all three. Change always presents opportunity and I am delighted to welcome Stuart Chambers and Peter Loescher to the Board; they both have considerable experience and will add value to our deliberations.

You will have noticed a different style in our reporting this year more in keeping with our drive to control costs and maintain efficiency. I hope nonetheless that our enthusiasm for the achievements of the Group still shows clearly even if the style of communication differs.

Finally, returning to the performance of the past year, the consolidated results show an underlying increase in sales of 5%. Headline earnings per share increased by 13%. As a result of this good performance the Board is recommending an increase in the dividend for the full year of 8.5% to 34.0p, with a final dividend therefore of 23.5p.

The Group remains strong and dynamic. I look forward to reporting further progress next year.

Donald Brydon
Chairman

Chief Executive's statement

Keith Butler-Wheelhouse
Chief Executive



Sales

£2,161m

Headline pre-tax profit
+9%

£344m

Statutory pre-tax profit

£256m

The past financial year has seen Smiths exit the aerospace market – in which it has operated for some 90 years – and come of age as the world's leading detection business capable of forging its own future.

In January we announced the sale of our aerospace businesses to General Electric Company (GE) and this resulted in the return of £2.1 billion of the proceeds to shareholders. This transaction was completed during the second quarter creating a new-look Smiths founded on three excellent divisions with reduced debt (down to £588m from £923m last year), improved growth prospects, increasing margins and excellent cash conversion.

Looking at this year's results, headline pre-tax profit increased by 9% in 2007, while headline operating profit increased only slightly, held back by a £21m currency translation effect. On an underlying basis, sales increased by 5% and headline operating profit by 7%.

Driving for Full Potential
In past Annual Reports I have outlined how we use the Smiths Full Potential process to identify the management actions needed to achieve the best possible long-term performance. And in financial terms Full Potential is the performance arising from excellent execution of these management actions combined with a market environment that meets expectations. In practice, we establish a programme of both incremental and step change to take the business to a higher level of performance.

Last year I spoke about metrics that demonstrate the trajectory of the Full Potential process. The blue box on the facing page illustrates how these metrics and other non-financial factors measure progress in achieving the six fundamental strengths that are the basis of our Full Potential programme. These six strengths help us to shape Smiths, defining our markets, creating opportunities and growing from our core businesses.

In the following passage I have highlighted recent business examples that illustrate in practice how we are successfully executing implementation of the Smiths Full Potential process.

Strategy in action
Operating in sectors of high growth:
Across Smiths we focus on the sectors where high growth can be achieved and work hard to secure this growth. This is noticeable in Specialty Engineering where Interconnect and John Crane are successfully exploiting the high-growth wireless communications and energy markets.

A continuing theme for this year has been the growing need across the world for enhanced vigilance in response to the attempts of terrorists to disrupt our lives. Smiths Detection has played a major role in this. In airports, for example, the newly-introduced HI-SCAN 6040aTiX will be the first system deployed that allows automatic explosives detection at security checkpoints which screen carry-on luggage. With the implementation of this ground-breaking technology, Smiths Detection is helping airports and airlines tackle the key issue of enhancing security while trying to ensure the flow of passengers onto aircraft.

Smiths Full Potential programme: How we do what we do

Our six fundamental strengths		What this means in practice	How we measure performance
1	**Operate in sectors of high growth**	We choose to operate in sectors of high growth. Each of our three divisions has an attractive margin profile, with a strong presence in sectors that have high barriers to entry.	Sales growth Profit Growth
2	**Reach deep into global markets**	We focus on getting the most appropriate geographic footprint for manufacturing, sales and support. As we establish more of our manufacturing in developing countries, we gain the benefit of lower costs and of direct entry into those markets.	Geographic footprint
3	**Develop technology to help customers succeed**	Technology is our lifeblood. We anticipate change, invest in product development, and make appropriate acquisitions to gain competitive advantage and thus drive future growth. In addition, our manufacturing know-how is an important part of securing competitive advantage.	R&D/Sales ratio
4	**Deliver constant improvement**	Smiths drives hard to improve operational efficiency. Throughout the business there is a focus on productivity. We measure results in terms of both gross and net margin, seeking continually to reduce overheads and costs.	Cash generation Return on shareholders' funds Margin improvements
5	**Improve the business mix**	We refine our profile to the areas of best opportunity. Since 2001, in addition to the sale of our aerospace businesses, we have generated disposal proceeds of around £1 billion, spending a similar amount on acquisitions that strengthen our technologies and market presence.	Cash generation Return on shareholders' funds Margin improvements
6	**Do business the right way**	Smiths always seeks to maintain high ethical standards – it's what we believe in, and what our customers, employees and all other stakeholders have a right to expect.	Safety and environmental indices Code compliance People development

Reaching deep into global markets:
The exceptional global reach of Smiths is clearly evident throughout our operations, whether in developing markets in Russia or moving manufacturing to Mexico. Building the right manufacturing, sales, R&D and support footprint is a vital element in the daily process of optimising costs while maximising customer service. In the past we have reported developments in China, India and Russia and we continue to build capacity and presence in these countries. Another way of reaching more deeply into markets is via e-commerce. Outside the US, following an e-business initiative, Smiths Medical has seen a 35% growth in website sales of its products. Electronic transactions are now a significant proportion of total sales in some territories, with India proving to be a particularly strong market.

Developing technology to help customers succeed:
The application of technology to help our customers is the core that runs throughout Smiths. In Medical, for example, our pump technology is helping to move people from acute care in hospitals to chronic care through clinics and at home. This technology thread is never more apparent than in Smiths Specialty Engineering where, based on strong relationships with customers, we deliver a range of solutions to meet their rigorous needs. The reliability of Smiths Interconnect products has ensured they are consistently used in major space exploration projects. Most recently, attenuators, manufactured by Interconnect business EMC, have been selected by the Jet Propulsion Laboratory, California Institute of Technology, for its Mars Science Laboratory to be launched in 2009.

In the UK, John Crane has invested some £4 million in a state of the art high-pressure test facility. This facility, when completed, will be one of the most technologically advanced of its kind in the world and it will help in the development of the ground-breaking equipment our customers need to increase the size of the compressors used in gas pipelines, more efficiently delivering gas from production facility to end users.

Delivering constant improvement:
Across Smiths, we are continually seeking to improve how we do things. This is not just a question of manufacturing, but includes all aspects of the back office, sales and support activities. In each division we are investing in enterprise-wide IT systems that offer long-term efficiencies for our operations.

Nowhere is this process of change more profound than in Smiths Medical. This is multi-faceted work: we are transferring production from high-cost sites principally in the UK and US to plants in lower cost regions, including in Mexico; we are introducing a common computing platform across Medical to improve supply chain management and customer service; and we have been adding capacity at our highly-automated plants producing safety devices in the US.

Such scale of change brings great benefits [margins have already improved], but the business was held back by this supply chain disruption, this has now been resolved. Overall Smiths Medical will be greatly enhanced by its reconfiguration.

Improving the business mix:
Aerospace represented 37% of Smiths sales in 2006 and for many it was the division that defined the most recent identity of Smiths. The Board's rationale behind this transaction is set out by the Chairman in his statement. I would add that this is another example of how Smiths constantly reviews its business profile, ensuring that we have the mix that best exploits opportunities.

On 21 March 2007, Smiths and General Electric Company (GE) announced that they had conditionally agreed to form a joint venture to be named Smiths GE Detection, of which Smiths would have had a 64% share and management control. After careful consideration, Smiths and GE were unable to agree on a strategic vision for the combined business and on 19 September decided not to proceed to form the joint venture.

As an independent business and the world leader in its field, Smiths Detection has the flexibility, resources and technology to continue to serve our customers as their needs change and grow.

Doing business the right way:
The sixth strength – Doing Business the Right Way – is central to everything that we do and is illustrated in the section devoted to Corporate Responsibility in this report (pages 19-20) and in the expanded electronic report available at: www.smiths.com/responsibility.

The past year has seen Smiths team up with the Centre for the Study of Terrorism and Political Violence at the University of St Andrews which looks at the fundamental causes of terrorism. We are proud to be helping this world-leading institution in its work to better understand the causes and drivers of what is increasingly impacting people's lives.

Smiths people
A year dominated by the scale of change we have seen has meant that hundreds of Smiths people have been called on to engage in activities that are additional to their normal 'day job'. Everyone rose magnificently to the challenge of new and extra tasks that had to be conducted, often in highly confidential circumstances. For that I thank everyone and this includes our former aerospace colleagues now working for GE Aviation.

Completion of the Aerospace sale also meant that a share of annual head office costs could no longer be allocated to that division and these were shared across the continuing activities in 2007. To address this, we have carried out a review of head office operations, examining both the scale of activities and in some cases whether these activities are indeed appropriate. As a result of this process we have largely completed a rationalisation of the head office functions and we expect to reduce head office costs by £6m in the year ahead and for this saving to rise to £8m in the years following.

This change, together with the sale of Aerospace, has led to a number of long-standing colleagues leaving Smiths. Their contribution, together with that from the 21,000 current Smiths employees, has been truly appreciated by myself, fellow Executive Directors and the whole Board.

These changes are also reflected in the Smiths Executive Committee which is illustrated here:

Smiths Executive Committee


Keith Butler-Wheelhouse
David Lillycrop
Director & General Counsel
John Langston
Finance Director
Group Managing Directors
Chris Fox
Communications
Stephen Phipson
Detection
Arnold Wagner
Human Resources
Srini Seshadri
Medical
Paul Cox
Specialty Engineering

Looking forward
Smiths continues to build leadership positions in dynamic markets and, looking ahead, the outlook in its sectors remains robust. All three divisions have made a good start to the new financial year and the Board is confident that Smiths can achieve an enhanced performance in the current year and beyond.

Over the course of the past years we have built a business that provides products and services that make the world safer, healthier and more productive. I think these are excellent markets in which to have a presence and offer continued reasons for optimism regarding the future of Smiths.

I step down in December after 11 years as Chief Executive of the Group and I would like to thank all of the employees, past and present, who have contributed to the success, supported the changes and driven the business forward. My successor, Philip Bowman, is an extremely able leader and I know that he will take Smiths to the next level of achievement and success. I wish him and all my Smiths colleagues good fortune.



Keith Butler-Wheelhouse
Chief Executive

Business review

Business review

Group activities
Smiths is a global applied technology business serving detection, medical devices and specialty engineering markets.

Strategy
Smiths is committed to creating long-term value for shareholders by building and sustaining strong businesses in growth sectors.

The Group's objective is to create value from organic growth and from reinvestment of self-generated cash-flow. Adjustments are made to the business mix through both acquisitions and disposals to enhance value for shareholders.

Changes in Group composition
In line with the strategy of enhancing value for shareholders, in May 2007 Smiths Aerospace and Times Microwave Systems Inc. (previously reported as part of Specialty Engineering) were sold to General Electric Company (GE). See page 14 for details of this disposal. These businesses are treated as discontinued and disclosed as such in the Consolidated income statement with comparative figures adjusted accordingly.

Details of other changes in Group composition in the year are set out in the relevant divisional paragraphs below.

Performance of continuing operations
The continuing operations comprise the Detection, Medical and Specialty Engineering divisions.

The key Smiths performance indicators, which are closely monitored throughout the year and measured against pre-set targets, are:

- sales and headline profits;
- cash generation; and
- return on investment.

The table below shows the overall performance of continuing operations.

	2007 £m	2006 £m	Movement
Sales	**2,161**	2,180	(1)%
Headline:			
– operating profit	**348**	345	1%
– pre-tax profit	**344**	316	9%
– earnings per share	**47.0p**	41.5p	13%
Cash generation	**75%**	82%	
Return on shareholders' funds (page 14)	**14.9%**		

Compared with sterling, the average exchange rate of the US dollar fell by 9% year-on-year and the average euro exchange rate fell by 1.5%.

Headline figures
Headline profit is presented because Smiths believes it provides valuable additional information on underlying trends. It is used by management to monitor the performance of the business. Normal restructuring costs are charged against headline profit, while the following items are excluded:

- exceptional items (including impairments);
- amortisation of intangible assets acquired in a business combination;
- profit or loss on disposal of businesses; and
- other financing gains and losses.

Sales
Sales were £2,161m, 1% lower than the £2,180m recorded in 2006.

The translation of sales of overseas business units at this year's average exchange rates reduced sales by £120m. On an underlying basis excluding the effect of acquisitions and disposals (£9m) and currency translation, sales increased by 5%.

The United States remains the Group's largest market. By destination, it accounted for 44% of sales while UK/Europe accounted for 31% and the rest of the world for 25%.

Details of sales by division are given in the divisional paragraphs.

Profit
Headline operating profit increased by £3m to £348m. Headline operating margin increased to 16.1% (2006: 15.8%).

The net impact of acquisitions and disposals on headline operating profit was £1m. The effect of currency translation held back year-on-year headline profit growth by £21m. The growth excluding the effect of acquisitions, disposals and currency translation is 7%.

The operating profit of the continuing business on a statutory basis, after taking account of the items excluded from headline figures, is £257m (2006: loss of £8m).

Headline pre-tax profit increased by £28m to £344m. This was largely due to a £17m reduction in net interest charges and a £9m increase in the net finance credit from the pension schemes.

Profit before tax for continuing operations on a statutory basis is £256m (2006: loss of £37m).

Cash generation
Generation of above-average free cash-flow contributes to additional growth by providing resources for the growth of the business both organically and by acquisition. Performance is evaluated by measuring the ratio of operating cash-flow to headline operating profit. For this purpose, operating cash-flow is measured before the cash impact of exceptional items and special pension payments and after expenditure on property, equipment, software and development costs. Following sale of the aerospace business, a target conversion rate of approximately 90% was set for the remaining business in a normal year.

The operating cash-flow on this basis was £259m, representing 75% of headline operating profit. This compares to operating cash of £283m in 2006 and cash generation of 82%. The cash generation outcome this year reflects investment in capital projects and increased working capital to support business growth in the new year.

On a statutory basis, net cash inflow from continuing operations was £205m (2006: £139m).

Cash expenditure on exceptional items was £27m, compared with £17m in the previous year. The Group made special pension contributions of £56m (2006: £61m) mainly relating to Aerospace. Free cash-flow from continuing operations (after interest and tax but before acquisitions and dividends) was £101m.

Dividends paid in the year on ordinary shares amounted to £182m, compared with £167m in 2006. Details of the return of £2.1 billion to shareholders are set out in the aerospace disposal section (page 14).

Aerospace in total, net of the return of cash, contributed £337m cash inflow. During the year, the continuing Group spent £35m (2006: £54m) on acquisitions.

Earnings per share
Basic headline earnings per share from continuing activities were 47.0p (2006: 41.5p), a rise of 13%.

On a statutory basis, the basic earnings per share from continuing activities were 36.9p (2006: loss of 18.2p).

These measures are distorted this year by the effect of the share consolidation in June following the disposal of the aerospace business. The average number of shares in issue during the year was a reflection of the capital structure appropriate to both the continuing and the discontinued business.

Interest and other financing costs
For continuing operations, interest payable on debt, less interest on cash deposits, was £36m, compared with £53m in 2006. The £17m movement reflects the cash inflow following the aerospace sale. Net interest costs were 9.5 times covered by headline operating profits.

The Group accounts for pensions using IAS19. As required by this standard, a finance credit is recognised reflecting the expected return on pension scheme assets and a finance charge is recognised reflecting the unwinding of the discount on the future pension liability. The net financing income for continuing operations was £34m in 2007, compared with £25m in 2006.

Exceptional and other items relating to continuing activities excluded from headline profits
These items were £88m, compared with £353m in 2006. These comprised:

- £9m for integration costs associated with the Medex acquisition (2006: £19m);
- Impairment of goodwill and other assets (£10m) principally in respect of the automotive seals business and a loss on disposal of businesses of £5m (2006: profit of £18m);
- £13m in respect of costs written off following the decision not to proceed with the detection joint venture with GE;
- £43m proceeds from insurance commutation (see litigation paragraph on page 16);
- £101m provision for John Crane litigation costs and net £3m provision for other litigation (see litigation paragraph on page 16);
- A profit of £24m in respect of TI Automotive shares;
- Amortisation of intangible assets acquired in business combinations of £15m (2006: £13m). The amortisation relates principally to technology and customer relationships.

Exceptional items in 2006 included £325m in respect of the write down of TI Automotive shares and £12m for the settlement of a product liability class action.

Financing gains amounted to £1m (2006: loss of £2.3m). These represent the results of derivatives and other financing instruments which are not hedge accounted under IFRS. Of this sum, £1.5m (2006: £1.8m) was charged to operating profit.

Net debt
Net debt at year end was £588m, down from £923m at the start. Contributing to the net debt reduction were the Aerospace disposal and the related return of cash.

Research and development
Investment in research and development (R&D) drives future performance and is a measure of the Group's commitment to the future organic growth of the business.

Smiths invested a total of £79m in R&D on continuing operations, equivalent to 4% of sales. Of that total, £8m was funded by customers. The comparative figures for the continuing activities in 2006 were £80m and £12m. Under IFRS, certain of these development costs are capitalised. The gross capitalisation is shown as an intangible asset. Where customers contribute to the costs of development, the contribution is included as deferred income and disclosed within trade and other payables.

R&D is discussed further in the divisional paragraphs below.

Divisional developments and performance

Smiths Detection



Group Managing Director
Stephen Phipson

Description
Smiths Detection is a prime contractor which designs and manufactures equipment to detect and identify explosives, weapons, contraband and dangerous substances.

It has a vast range of advanced technologies, including trace detection, x-ray, millimetre wave, infra-red and biological agent analysis.

Employees
2,100

Principal operating regions
Manufacturing is concentrated in North America, Germany, France and the UK.

Contribution to 2007 Group sales


20%

Key customers
Some 85% of sales are influenced by governments around the world including homeland security authorities, customs authorities, first responders and the military.

Markets

Homeland security is a top priority in western countries, with 10% per annum market growth expected. The worldwide market addressed by Smiths Detection products and services is estimated to be worth £3 billion.

Smiths Detection's products serve the transportation, critical infrastructure, ports and borders, military and first responder markets. The Group also adapts technology developed for these markets for carefully selected industrial applications.

The transportation sector, which includes airports, is the largest representing 38% of total sales. The airport security market is expected to grow in response to:

- the projected growth in air traffic;
- new security threats; and
- customer demand to improve passengers' experience and increase throughput at checkpoints. The HI-SCAN 6040aTiX is focused on this issue and is the first system that will be deployed that will allow automatic explosives detection at security checkpoints. It uses several, independent multi-energy generators, each of which is connected to its own sophisticated and state-of-the-art X-ray sensor technology.

The critical infrastructure market is diversified with varying growth rates in the different segments. Smiths Detection is focusing on three key areas: mass transit, sports and events and government and military facilities. Smiths has a growing involvement in helping protect a number of important metro systems in both the US and Europe. A good example of a sporting event is the Asian Games held in Doha late last year for which Smiths supplied chemical detection equipment.

Sales to the ports and borders sector doubled, with new business in Russia, Italy and Nigeria. The market is a rapidly expanding sector driven by government objectives of enhancing security screening and preventing tax evasion. Customers require mobile and fixed units capable of detecting explosives, weapons, radioactive materials and narcotics. In Russia, working closely with the relevant authorities, Smiths Detection's new manufacturing facility in St Petersburg is now fully operational.

The military market for UK and US technology is restricted by export controls, and these two governments form a large part of the market. This market is influenced by tendering opportunities for large individual contracts that typically run for several years. Late in the financial year, Smiths Detection was awarded an important contract to supply the US Department of Defense with new-generation lightweight chemical agent detectors under its Joint Chemical Agent Detector (JCAD) programme.

Smiths Detection intends to develop new business by expanding systems integration activity, offering improved functionality in protective shelters and introducing new technologies through government funded partnerships.

The first responder market is smaller than the other markets, with US sales accounting for more than 50% of global addressable demand. This market is characterised by more localised purchasing decisions and steadier growth.

The markets served by Smiths Detection are particularly influenced by specific events and the perception of the threat of terrorist activity or other security issues. This perception itself has been and is likely to remain variable.

Performance

	2007 £m	2006 £m	Movement
Sales	**438**	412	6%
Headline operating profit	**79**	74	6%

Sales
Sales increased by 6% to £438m. Adverse exchange rate movements reduced reported sales by 4%. Excluding acquisitions, disposals and the effect of exchange translation, sales have increased 10%.

The transportation sector grew at 11%, and new products were launched giving prospects of strong growth ahead.

The military sector saw sales reduce by 11%, with some major contracts reaching a conclusion and the new Joint Chemical Agent Detector (JCAD) programme not yet in full production.

Headline operating profit
Headline operating profit increased 6% to £79m and the operating margin of 18% was sustained in 2007. At constant currency operating profit growth of 10% matched sales growth. On a statutory basis, operating profit was £65m (2006: £79m).

Research and development
Products are being continually upgraded to provide greater levels of threat detection, working closely with customers to meet their most demanding requirements. Smiths is particularly investing in new products for detecting improvised explosive devices, bio-terrorism and radiation.

R&D expenditure increased by 9% to £33m, including £7m of capitalised projects. Major projects included the aTiX machine which provides enhanced detection capability including the automatic detection of explosive. Other projects included bio-terrorism and radiation detection, together with enhancements to the EDtS multi-beam X-ray machines for automatic inspection of airport checked baggage. Future technology developments include millimetre wave and video systems.

Forward-looking issues
Smiths strategy is to build a global business in order to offer customers a range of different solutions for the threats they are facing. The outlook for Smiths in the detection sector is positive.

The investment levels in 2007 were high, with increases in inventory and capital investment, in order to meet the sales demand ahead. Capital investment is being made to ensure the rapid build up of production of the aTiX machine to meet expected demand from airports around the world.

BAA has selected Smiths as its long-term strategic partner to enhance security at every passenger checkpoint at its seven major UK airports. The agreement, which is Detection's largest ever UK airport contract, includes an initial roll-out potentially worth £20m. Smiths will supply aTiX machines, automated tray return systems, enhanced trace detection systems and archway metal detectors, all designed to smooth the process of screening carry-on bags while strengthening security at checkpoints.

Contracts for the initial supply and second increment of JCAD detectors have been secured and will underpin growth in Military sales in the US.

Smiths Medical



Group Managing Director
Srini Seshadri

Description
Smiths Medical focuses on improving medical outcomes by providing specialist medical devices to global markets. Smiths helps its customers:

- deliver medication, for example by providing equipment to deliver chemotherapy, pain relief and insulin;
- provide vital care, for example, by providing equipment and devices which manage patients' airways and temperature, monitor vital signs before, during and after surgical procedures, and help treat longer-term respiratory conditions;
- keep people safe, through safety devices that prevent needle-stick injuries and reduce cross-infections when drawing blood samples, giving injections and delivering intravenous drugs.

Employees
8,200

Principal operating regions
Manufacturing is concentrated in Mexico, the US, the UK, Italy and Germany.

Contribution to 2007 Group sales


32%

Key customers
Smiths Medical's end customers are hospitals and other healthcare providers worldwide. Most territories are serviced through local wholly-owned sales and distribution companies.

Business developments
Smiths Medical continues with a major integration and rationalisation programme which includes the integration of Medex.

Manufacturing rationalisation has continued and the cessation of manufacturing at Hythe, announced in July 2006, remains on track for completion by January 2008. A smaller rationalisation of German manufacturing arrangements was announced during the year. The reorganisation of distribution facilities also reported last year has continued.

The implementation of a common global computer platform continued with the UK launch in February 2007. This, together with the manufacturing restructuring, has caused some temporary disruption to the internal supply chain, now resolved.

Internationally, Smiths Medical has acquired distributors in many of its key territories. Most recently in December 2006 the Spanish distributor, Tecnicas Medicas, was acquired for £12m. This strategy provides effective routes to market when countries adopt clinical best practices many of which, like the use of safety devices, have originated in the USA.

Markets

Smiths Medical's product ranges serve three main markets – medication delivery, vital care and safety. Healthcare spending continues to increase worldwide, driven by demographics. The overall world market for devices and equipment of the type supplied by Smiths Medical is estimated to be worth £3.5 billion and growing consistently at an average rate of 5% per annum.

In the US Smiths Medical is benefiting from the move towards treatment of illnesses in their chronic, rather than acute stages. A number of airway management products and ambulatory pumps already address this trend – such as the CADD ambulatory infusion pump range and the Acapella respiratory therapy system – and it is becoming a focus for our vital care products.

The global market for medication delivery products is estimated to be worth £1.5 billion and growing at around 6% per annum. This growth is due to the increase in treatment of chronic conditions, integrating medication delivery devices with hospital IT systems, and the move to treating patients outside hospitals.

The market for vital care products is showing annual growth of around 4%, partly due to a steady increase in chronic respiratory diseases and obesity. Demand is increasing for single use devices such as Portex airway management products. The market is expected to continue growing as the number of operations and intensive care beds both increase. This market is currently worth about £1.5 billion a year.

The global market for safety products is estimated to be worth £500m and growing at 6% per annum. The advantages of using safety devices are well understood in the US, and there is now greater recognition of the contribution safety devices make to improving the safety and productivity of healthcare employees. In other geographic markets, conversion to safety products is in its infancy, with opportunities for rapid future growth. Demand for the Jelco ProtectIV range of intravenous catheters continues to grow and the product is seen as leading the field in Europe and the US. Since the acquisition of Medex, product launches have included a new range of Jelco AdvantIV passive safety catheters and an extended needle safety portfolio. Safety products are also being introduced into other areas of healthcare, such as dentistry.

Smiths Medical has respected brands including CADD, Medfusion, Portex, Level 1, Medex and Jelco, competitive positions, considerable expertise in design and manufacture and a worldwide sales network.

Performance

	2007 £m	2006 £m	Movement
Sales	**691**	737	(6)%
Headline operating profit	**127**	133	(5)%

Sales

Sales fell 6% in the period. Adverse movements in exchange rates are responsible for £45m of the total £46m reduction.

In this period Smiths Medical failed to match market growth and sales declined by 1% on an underlying basis. The shortfall was due to temporary supply disruption arising from the substantial change programme underway. Production moves from Hythe (UK), and Kircheseeon (Germany) to plants in lower cost regions are now nearly complete. New integrated computer systems have been introduced, and manufacture of high volume products is now concentrated at highly automated plants close to the principal market.

These major changes in the structure of the internal supply chain resulted in a faster utilisation of safety stocks and a slower ramp up of production than was required to satisfy demand. Action was taken to increase capacity, in terms of the workforce in Mexico and investment in plant and machinery. Customers' requirements can now be met in full and inventory levels are being rebuilt.

At the same time, cost savings were achieved across the business, enabling the margin to advance even while sales were not growing.

In the US, group purchasing organisations are important customers and in the year a number of sizeable agreements were reached with Premier, Novation and Broadlane covering a wide range of products.

The Japanese business, which represents about 7% of total sales, has been held back by pricing pressure from the government reimbursement programme and a drive for improved efficiencies in the public sector. However, there are also some important areas of growth, including a Government initiative to improve cancer treatment, which is already benefiting the infusion business.

Headline operating profit

Headline operating profit fell 5% in the year. The translation of overseas earnings at weaker average exchange rates reduced profit by 7%. Underlying profit growth excluding acquisitions, disposals and the effect of exchange translation was £2m. On a statutory basis, operating profit was £106m (2006: £104m).

The decline in sales is not reflected directly in operating profit because underlying profit benefited from:

- increased manufacturing in low-cost countries; and
- the incremental gain from the continued integration of Medex.

Research and development

Investment in R&D remained steady at £25m. Of this, £15m (2006: £16m) was charged against headline operating profit, with the balance being capitalised.

Recent new products which will help to drive future growth include: power-injectable ports and needles for improved cancer treatment; a comprehensive range of safety syringes; a broad range of respiratory devices; consumables and software upgrades for infusion pumps including a Chinese language variant of our insulin delivery pump.

Smiths Medical has also been investing in process technology. Moving to high-volume, high-speed automated production will help to improve margins and increase market share, particularly for one-time-use consumable products.

Forward-looking issues

Smiths Medical will focus on premium products with strong brands in growing niche markets. The year ahead will bring further significant product launches in key market segments. The industry remains relatively unconsolidated, with opportunities to add adjacent product lines.

Smiths Specialty Engineering



Group Managing Director
Paul Cox

Description
Smiths Specialty Engineering serves the international energy, communications and industrial markets: John Crane designs and manufactures seals and associated products mainly for the oil & gas, chemical, pharmaceutical, pulp & paper and mining sectors; Smiths Interconnect designs and manufactures specialised electronic products and systems for the wireless telecommunications, aerospace, defence, space and medical markets; Flex-Tek designs and manufactures engineered components which heat and move fluids and gases for aerospace, domestic appliances, and medical devices; Marine Systems is smaller and supplies marine electronics and navigation charts.

Employees
11,000

Principal operating regions
John Crane is a global business with a presence in more than 50 countries.

Interconnect is a global business with manufacturing in the US, the UK, France, Germany, Italy, Costa Rica, Mexico and China.

Flex-Tek conducts a majority of business in the US, but also in the UK, France, Malaysia and Mexico.

Contribution to 2007 Group sales


John Crane
25%
Specialty – Other
23%

Key customers
John Crane serves oil and gas companies, refineries, pump and compressor manufacturers, chemical and other process industries.

Interconnect sells to aircraft manufacturers, defence and wireless telecoms companies.

Flex-Tek serves mainly domestic appliance manufacturers and the US construction industry.

Business developments
In response to increasing customer demand, John Crane has been adding production capacity and locating manufacturing closer to its customers. Some of these facilities have been located in low-cost manufacturing locations, particularly in India and China. Locating in these countries has generated incremental sales from local customers.

In March 2007 Smiths purchased CDI Energy Services and Global Energy Products for US$38m. These two closely linked US-based businesses supply artificial lift systems and maintenance services to the oil and gas industry. They complement the John Crane Performance Plus logistics management programme and expand our presence in the growing upstream segment.

In August 2006 John Crane's bearing lubrication business in Finland was sold for £15m. On 31 July 2007 Smiths finalised the disposal of its automotive seals manufacturing businesses to Cyclam Holdings LLC for a contingent consideration of £3m.

Within Interconnect, Times Microwave Systems Inc. was sold as part of the Aerospace transaction. This will not affect the performance of the remaining Interconnect business because it was a discrete business unit.

At the year end the Marine Systems which represents less than 6% of total divisional sales was being actively marketed for sale and the assets and liabilities of that business are disclosed as 'held for sale' on the balance sheet.

Markets
Smiths Specialty Engineering's principal businesses – John Crane, Interconnect and Flex-Tek – each address distinct markets. High capital spending on energy production and communications networks is expected to deliver average annual growth of 7% in these markets.

John Crane is experiencing strong demand for its products and services, particularly in the oil, gas and petrochemical sector, which is its largest market. At this stage in the capital investment cycle, the growth is in the sale of original equipment for new production facilities. This will provide aftermarket opportunities in the future which are expected to generate attractive margins. Global capital spending in the energy sector is projected to continue growing in the long term in response to increasing energy consumption. The acquisition of CDI Energy Services enhances John Crane's presence in all aspects of oil and gas production – upstream and downstream. For example, liquefied natural gas (LNG) produced in Qatar and ultimately drawn from the UK gas grid by consumers will have passed through John Crane seals and other technology at every point in its journey.

The largest markets for Interconnect are aerospace, defence and wireless telecommunications. Interconnect provides technology for un-manned aerial vehicles, next generation ground vehicles, communications systems, surveillance systems and self-protection systems. The aerospace and defence product range includes antenna systems, connectors and frequency sources. A good example of this includes five new component design contracts that Interconnect has won on Raytheon Company's surveillance radar programme which will be deployed in Taiwan. Another is the work that Interconnect business TRAK has subcontracted from Northrop Grumman and Lockheed Martin for the Advanced Hawkeye naval surveillance aircraft. These typify areas of spending that are expected to grow despite an overall long-term outlook of declining military budgets.

In the wireless telecommunications sector, Interconnect supplies devices to protect base stations from power surges and niche microwave components. The wireless infrastructure sector is growing strongly, driven by the demand for increased capacity on the existing networks and for new infrastructure in Asia. In China, Interconnect business Transtector is providing key components (including surge protection) for the TD-SCDMA wireless base station antennas, helping to achieve a high-level and reliable performance for mobile phone customers. Growth in this area is expected to continue as subscriber numbers increase and subscribers demand greater coverage, better connectivity and increased functionality.

Other applications for Interconnect products include medical equipment such as MRI scanners and railway signalling systems, both of which are seeing good growth at present.

Flex-Tek supplies engineered flow and heat technology equipment for construction, consumer products and aerospace applications. Its products include proprietary hose and tubing technology, natural gas delivery systems, rigid tubing assemblies in high ferrous metals and open coil convection heating. The main customers are domestic appliance manufacturers and the US construction industry. Demand is normally a function of overall economic growth and the strength of the US construction industry.

Flex-Tek is strong in customer-focused product development. For example it has developed an air duct called 'Thermaflex' which has obtained certification for use in applications where children are present, including day care centres – the first company to have obtained this certification. The product reduces the amount of chlorofluorocarbons and other hazardous materials that are expelled into the atmosphere and is being used extensively in the US.

Performance

	2007 £m	2006 £m	Movement
Sales			
John Crane	**532**	518	3%
Specialty – Other	**500**	513	(3)%
	1,032	1,031	1%
Headline operating profit			
John Crane	**75**	66	13%
Specialty – Other	**66**	71	(6)%
	141	137	3%

Sales

Sales rose by 1%, driven by the sales growth at John Crane and Interconnect. Adverse movements in exchange rates have reduced John Crane sales 5% and Specialty – Other sales by 6%. Excluding acquisitions, disposals and the effect of exchange translation, John Crane sales rose by 9% and Specialty – Other sales by 3%.

In oil and gas John Crane had a 25% increase in its supply of seals to Original Equipment Manufacturers, well in line with the positive market trend. Projects contributing to this growth were:

- new ethylene cracker plants in China;
- gas extraction and processing in the UAE; and
- ethane cracker and petrochemical plants in Saudi Arabia.

The performance of Specialty – Other has been mixed. Interconnect had a very good year with double digit sales growth after adjusting for acquisitions, disposals and the effect of exchange transactions. Flex-Tek suffered from a reduction in demand for products serving the US domestic construction industry. Marine's financial performance was similar to the previous year.

Interconnect benefited from increased military spending on network-centric systems to provide effective battlefield communications. Interconnect provides a range of microwave components which are developed specifically for each project. Smiths equipment is vital to the operation of the Eurofighter Typhoon, for example, generating healthy sales in this period.

Headline operating profit

Headline operating profit rose by 3%, with growth of 13% at John Crane off set by a 6% decline at Specialty – Other. The translation of the overseas results at weaker exchange rates reduced the division's profit by 7%.

The benefit of volume, together with cost savings, generated strong profit growth at John Crane. Excluding acquisitions, disposals and the effect of exchange translation, headline operating profit for John Crane increased by 22%. Margins rose to 14.1%.

Raw materials prices, particularly for stainless steel, nickel and copper, have been rising. However, strong demand enabled John Crane to pass on commodity price increases.

Excluding acquisitions, disposals and the effect of exchange translation, headline operating profit for Specialty – Other reduced by 1%. Reflecting the mixed sales performance, Interconnect had double digit headline operating profit growth on this basis while Flex Tek suffered from demand being significantly down. In addition, Flex-Tek had to absorb commodity cost increases.

Higher raw materials prices also adversely affected working capital management for Specialty Engineering as a whole, leading to higher carrying values for inventory.

On a statutory basis, operating profit was £1m for John Crane (2006: £71m) and £61m for Specialty – Other (2006: £63m).

Research and development

R&D expenditure for the division is £21m, £3m lower than previous years. This decline partly reflects weaker US dollar exchange rates in the period. R&D expenditure is 2% of revenue.

Forward-looking issues

Smiths strategy is to grow each of the principal Specialty Engineering businesses. In pursuit of this strategy, Smiths aims to broaden the customer or market base where the application of its technological expertise and engineering skills are most appropriate, for example the development of Interconnect products for the medical equipment market.

Smiths Specialty Engineering's outlook is for further growth in the year ahead, helped by the continued upturn in the investment cycles for oil & gas and telecoms infrastructure.

Aerospace disposal
On 4 May 2007 Smiths completed the sale of its aerospace business and Times Microwave Systems Inc. (TMS) to General Electric Company. Smiths received proceeds of £2.6 billion on completion. This disposal was approved by shareholders at an EGM on 20 February 2007. It generated a profit on sale of £1.5 billion.

Aerospace
Smiths Aerospace comprised two principal business units – Aerospace Systems and Aerospace Components. Aerospace Systems designed, manufactured and provided in-service support for digital, electrical power and mechanical systems for both the military and commercial markets. Aerospace Components supplied high-value components to the principal aircraft engine manufacturers. In addition TMS, previously reported within Specialty Engineering, was included as part of the sale. TMS products included components for military and commercial aerospace, shipboard and wireless applications.

Smiths Aerospace, headquartered in London, had approximately 11,500 employees and operated manufacturing facilities in five countries. Smiths Aerospace developed organically and through the acquisition of Lear Siegler in 1987 and the merger with TI Group in 2000.

Background to the sale
The Board decided that the agreed price recognised the high quality of the business of Smiths Aerospace together with Smiths substantial investment in aerospace technology. The sale accelerated the delivery of value to shareholders.

Smiths continuing businesses serve strong and growing markets. The Board believes that the continuing Group has enhanced financial characteristics and is well positioned to generate substantial returns.

Return of cash to shareholders
Following completion of this sale, the Board returned £2.1 billion to shareholders. This cash return was approved by shareholders at an EGM on 11 June 2007.

The return of cash was carried out using a B share scheme, giving Shareholders a choice as to the form in which they receive their proceeds from the return and the timing of such return. The B shares have been admitted to trading on the London Stock Exchange.

B shareholders were able to elect between receiving a single dividend of 365p per B share, accepting an offer to sell their B shares for 365p per B share or retaining their B shares. B shares on which a dividend payment was made converted into deferred shares which have a negligible value. It is currently expected that JPMorgan Cazenove, acting as principal, will make a final purchase offer to acquire the 4.9 million retained B shares for 365p each, free of all dealing expenses and commissions, on or around 17 April 2008, although there can be no guarantee that such an offer will be made.

Immediately after the allotment of the B shares, a capital reorganisation was undertaken. Existing ordinary shares were subdivided and consolidated so that Shareholders received two new ordinary shares for every three existing ordinary shares they owned at 5.00 p.m. on 15 June 2007.

Financial review

Accounting policies
The accounts in this report are prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union (EU). The accounting policies used in preparing these accounts are set out on pages 49 to 54.

The 2007 financial year ended on 31 July. The 2006 financial year ended on 5 August 2006.

Significant judgements, key assumptions and estimates
Applying accounting policies requires the use of certain judgements, assumptions and estimates. The most important of these are set out on page 49.

The uncertainty affecting the estimation of provisions has increased following the commutation of certain insurance policies in respect of product liability. See legal issues section (page 16) for details.

Taxation
The tax charge for the year represented an effective rate for continuing operations of 25.1% on the headline profit before taxation, compared to 25.6% in 2006. The rate reduced due to taking advantage of global tax incentives, the tax-efficient use of capital and active tax compliance management. On a statutory basis, the tax charge on continuing activities was £53m.

The fundamental tenets of the Smiths approach to taxation are to enhance the Company's competitive position on a global basis, while engaging with tax authorities around the world on a basis of full disclosure, full co-operation and full legal compliance. The Board considers and approves the management of the Company's tax affairs in the context of the Company's commercial objectives.

Accordingly, Smiths seeks to build open relationships with tax authorities to bring about timely agreement of tax affairs and to remove uncertainty on business transactions.

In summary, the Company's taxation strategy is to mitigate the burden of taxation in a responsible manner for competitive advantage, and, in this way, to enhance long-term shareholder value.

Cost of capital and return on shareholders' funds
Smiths uses its weighted average cost of capital as one measure to appraise both internally-generated investment opportunities and acquisitions. During 2007, the Company's weighted average cost of capital (WACC) increased from 8% to 9%.

The after-tax headline return on shareholders' funds for continuing operations, including goodwill set-off against reserves, was 14.9%. In order to adjust for the Aerospace disposal, this ratio has been calculated using the closing net assets adjusted for movements in goodwill set-off against reserves relating to the continuing operations. The 2006 Group return on shareholders' funds was 13.6%.

Retirement benefits
As required by IFRS the balance sheet reflects the net surplus or deficit in retirement benefit plans, taking assets at their market values at 31 July 2007 and evaluating liabilities at year-end AA corporate bond interest rates.

The year-end retirement benefit position was:

	2007	2006
Funded plans:		
UK plans – funding status	**113%**	105%
US plans – funding status	**92%**	84%
Other plans – funding status	**83%**	68%

	£m	£m
Surplus/(deficit):		
Funded plans	**297**	75
Unfunded plans	**(114)**	(127)
Total surplus/(liability)	**183**	(52)

Company contributions to the funded pension plans were £103m (2006: £110m). In 2007 special contributions were made totalling £56m, including £21m in respect of the aerospace disposal. In 2006 a £61m special payment was made to facilitate UK scheme mergers.

Full details of the retirement benefits are shown in note 10.

Exchange rates
The results of overseas operations are translated into sterling at average exchange rates. The net assets are translated at year-end rates. The principal exchange rates, expressed in terms of the value of sterling, are shown in the following table.

	2007	2006	
Average rates:			
US Dollar	**1.95**	1.79	Dollar weakened 9.0%
Euro	**1.48**	1.46	Euro weakened 1.5%
Year-end rates:			
US Dollar	**2.04**	1.91	Dollar weakened 6.7%
Euro	**1.49**	1.48	Euro weakened 0.4%

Dividend policy
An interim dividend of 10.5p per share was paid on 27 April 2007. A final dividend of 23.5p per share is proposed.

Information on the return of cash to shareholders is set out in the aerospace disposal section (page 14).

The 31 July 2007 balance sheet includes a £18m liability, and a matching cash balance, in respect of the B Shares whose redemption has been deferred.

Smiths objective is to increase dividends annually when trading results and prospects justify it, and, in the long term, for dividend cover relative to headline earnings of 1.8.

Goodwill and intangibles
Goodwill on acquisitions has been capitalised since 1998. Until 1 August 2004 it was amortised over a maximum 20-year period. Under IFRS goodwill is no longer amortised but instead is subject to annual reviews to test for impairment.

The goodwill balance was tested for impairment in 2007 and 2006.

Treasury
The aim of Treasury management in Smiths is to ensure a robust and prudent financial profile while driving value throughout the Company to attain the business's full potential. With this goal in mind, Treasury aims to reduce the cost of capital by optimising financial liabilities with the support of world-class banks.

Smiths continues to apply centralised treasury management over its financial risks, operating within a strong control environment. The Company uses financial instruments to raise money for its operations and to manage the related financial risks. Smiths neither speculates nor trades in derivative financial instruments and all financial instruments are properly recognised on the balance sheet. The Board has approved a Treasury Policy, which governs the financial risk profile, and a treasury compliance report is presented annually to the Audit Committee.

The objectives of the treasury function remain the same as in previous years and are explained in further detail below.

1. To deliver the liquidity requirements of the businesses cost-effectively.
The Group aims to minimise the level of surplus cash but, where surpluses arise, tight controls apply to ensure that they are securely placed with highly-rated counterparties and are available for redeployment at short notice. The Company is required under IFRS to show gross borrowings and cash under its cash pooling arrangements, despite these balances being netted for interest purposes, which exaggerates the Company's surplus cash balance. Local working capital needs and capital expenditure requirements are typically funded by local bank facilities.

2. To manage the central funding demands and provide a low cost of debt.
The Company's funding requirements are largely driven by acquisition activity and met by centrally arranged debt finance. Smiths has net debt as at 31 July 2007 of £588m (2006: £923m) with average maturity of 4.5 years (2006: 5 years) and at an average effective interest rate after interest and currency swaps of 5.8% (2006: 5.6%). Through the use of interest rate swaps, Smiths maintains a broadly even mix of fixed and floating rate debt.

Credit ratings are BBB+/Baa2 with Standard & Poor's and Moody's respectively. The ratings fell after the aerospace disposal and consequential return of cash to shareholders, reflecting Smiths increased exposure to industrial products with short sales order cycles and higher relative anticipated gearing. The ratings are stable.

3. To develop and maintain strong and stable banking relationships and services.
Smiths has a core group of eleven leading global banks and financial institutions that competitively tender for treasury business. Credit exposures to any one bank are carefully controlled. All business transacted with the banks is on consistent terms and is fairly allocated.

4. To provide reasonable protection from the effect of foreign currency volatility.
Material cross-border sales or purchase contracts in foreign currencies are hedged at their inception by appropriate derivative financial instruments, principally forward foreign exchange contracts and swaps, with the Group's core banks as counterparties. Whilst the trends of foreign currency movements cannot be eliminated, this hedging programme reduces volatility, protecting cash-flow and margins.

Smiths has adopted hedge accounting for the majority of the Group's business at its larger sites, thereby mitigating the impact of transactional exposures in the income statement.

Smiths protects its reserves from foreign currency fluctuations by ensuring that at least 75% of the total net overseas operational assets are offset either by borrowings in the respective currency or by currency swaps. This excludes goodwill which is only partly hedged.

Overseas earnings are translated at average currency rates for the year, which smoothes the effect of currency volatility.

The Group's strategy is to continue to take a risk-averse approach to managing and controlling financial risks, be it hedging currency and interest rate risk, liquidity or management of refinancing risk.

Financial controls
While the Group's decentralised organisation delegates day-to-day control to local management, Smiths has comprehensive control systems in place with regular reporting to the Board. The Group has continuous formalised business risk management processes operating at each business unit.

The internal audit department reviews all units over a rolling three-year cycle, and its findings are reported to the Audit Committee. All acquisitions are reviewed within 12 months of acquisition, to verify compliance with Group procedures.

Further information regarding the Group's procedures to maintain strict controls over all aspects of risk, including financial risk, are set out in the Corporate governance report on pages 28 to 32.

Legal issues

Smiths is committed to operating within the law in all applicable jurisdictions, and seeks to benefit from the rights and protections afforded by relevant laws. The Company aims to anticipate and meet the changing requirements of the markets it serves, as legal and regulatory reforms impact those markets.

Smiths faces different types of legal issues in different jurisdictions. The high level of activity in the US, for example, exposes the Company to the likelihood of various types of litigation commonplace in that country, such as 'mass tort' and 'class action' litigation, proceedings threatened (and sometimes begun) as an aid to negotiated settlement of disputes, and legal challenges to the scope and validity of patents.

In addition, contracting with the US Government subjects a company to numerous stringent regulatory obligations, calling for an active programme of compliance, reporting and communication. By contrast, the Company's activities in some countries with less developed legal systems pose challenges for the protection of corporate assets such as real estate and intellectual property rights.

In order to address the challenges and exploit the opportunities arising from these and other legal issues, Smiths employs suitably experienced lawyers in head office and certain operations, and retains the services of law firms around the world.

John Crane, Inc. litigation
John Crane, Inc. (John Crane) a subsidiary of the Company, is one of many co-defendants in numerous lawsuits pending in the USA in which plaintiffs are claiming damages arising from exposure to, or use of, products containing asbestos. The John Crane products generally referred to in these cases are ones in which the asbestos fibres were encapsulated in such a manner that, according to tests conducted on behalf of John Crane, the products were safe. John Crane ceased manufacturing products containing asbestos in 1985.

John Crane has resisted every case in which it has been named and will continue its robust defence of all asbestos-related claims based upon this 'safe product' defence. As a result of its defence policy, John Crane has been dismissed before trial from cases involving approximately 148,000 claims over the last 28 years. John Crane is currently a defendant in cases involving approximately 144,000 claims. Despite these large numbers of claims, John Crane has had final judgments against it, after appeals, in only 64 cases, amounting to awards of some US$55.5m over the 28-year period.

Whilst this represents a very low proportion of claims that has historically resulted in final judgment against John Crane, the incidence of such judgments in the future cannot be meaningfully estimated and, accordingly no provision is made for such awards.

In previous years, the awards, the related interest and all material defence costs were met directly by insurers. During the period, John Crane has secured the commutation of certain insurance policies in respect of product liability, resulting in proceeds of £43m. While substantial insurance remains in place, John Crane has begun to meet defence costs directly, seeking appropriate contribution from insurers thereafter. No account has been taken of recoveries from insurers as their nature and timing are not yet sufficiently certain to permit recognition. The 2007 interim report noted that John Crane had established a provision for £44m for defence costs and that this was part of an ongoing assessment of John Crane's asbestos exposures. Having completed a detailed review of these exposures, the Board has decided to make a further provision of £57m. This is based upon an assessment of the probable costs of defending known and expected future claims.

Risks and uncertainties

Smiths operates globally in varied markets and manages the risks inherent in its activities. The Group seeks to mitigate exposure to all forms of risk, both external and internal, where practicable, and to transfer risk to insurers, where cost-effective.

Principal risks

Foreign exchange

The Group is exposed to two types of currency risk: transaction risk in respect of products manufactured in one currency region and sold in another currency; and translation risk in that the results of non-UK businesses will translate into differing pounds sterling values depending on the exchange rate. The Group's practices for managing currency risk generally mitigate transaction risk in the short term. Over the longer term, Smiths remains exposed to both transaction and translation risk.

Longer-term transaction risks are partially mitigated by manufacturing or sourcing components in the same currency as that of the sale.

Raw material prices

Smiths products contain various raw materials or purchased components including electronic components, metals and plastics. Any increases or volatility in prices and shortages in supply can affect the Group's performance. The diversity of operations both geographically and in terms of product area reduces the dependence on any single item or supplier. Purchasing policies take into account and seek to mitigate such risks where practicable.

Pension funding

The Group operates significant pension plans. The average funding level of the funded plans at 31 July 2007 was 110% measured by IAS 19 methodology. Funding of pension liabilities at that date was some 55% by equities and 45% by other assets. Smiths is subject to various funding risks, principally poor performance of the equity investments and other investments, and increased longevity of members.

Litigation

Smiths is subject to litigation from time to time in the ordinary course of business, and makes provision for the expected cost based on appropriate professional advice. In particular, John Crane, Inc., a subsidiary of Smiths, is currently one of many defendants in litigation relating to products previously manufactured which contained asbestos and in respect of which a provision for defence costs has been made.

The outcome of legal action is always uncertain and there is always the risk that it may prove more costly and time consuming than expected. There is a risk that additional litigation could be instigated in the future which could have a material impact on the Group. In some liability cases, legal expenses are covered by insurance.

Other risks

In addition to the principal risks, other external risks include global political and economic conditions; natural catastrophe; actions of competitors; the effect of legislation or other regulatory action; credit and environmental issues.

Internal risks include investment in new products, projects and technology; acquisitions; controls failure; inability to supply and business continuity.

External risks

Global political and economic conditions

Smiths operates in over 50 countries, although some 90% of the Group's employees are located in North America, the EU and Japan. The Group is exposed to political risk, natural catastrophe and possible terrorist action.

Some 45% of total sales are to customers in the US, and the Group is therefore particularly affected by US economic conditions. Demand for products from the detection business is mainly dependent on spending by governments and government agencies.

Smiths may be adversely impacted by changes in general economic conditions including interest rates, exchange rates and inflation.

The diverse nature of the Group's products, services and customers helps mitigate the effects of adverse changes in political and economic risk on the demand that Smiths experiences.

Natural catastrophe

Because of the location of operations, Smiths is exposed to a number of natural catastrophe risks, such as earthquake, flood and windstorm. Where cost-effective, such risks are mitigated through physical measures designed to counter the impact of a catastrophe. The value of assets and associated profits are also protected by insurance.

Actions of competitors

Smiths operates in highly competitive markets. Product innovations or technical advances by competitors could adversely affect the Group. The diversity of operations reduces the possible effect of action by any single competitor.

The Group invests some 4% of revenues in research and development in order to sustain competitive advantage, and works continually to ensure that the cost base is competitive.

Effect of legislation or other regulatory action

Smiths is subject to a broad range of laws, regulations and standards in the jurisdictions in which it operates. Unexpected changes in these laws or regulations could significantly impair performance; equally a failure to comply with these laws, regulations or standards could damage the reputation of the Group.

The Detection and Medical businesses are particularly subject to regulation, with certain customers and regulatory or other enforcement bodies routinely inspecting the Group's practices, processes and premises. Certain legal liability risks, such as product liability and employer's liability, are transferred to insurers, subject to policy limits and conditions. However, the Group and its subsidiaries have been in business for many years and there is a risk of latent injury claims which may not be fully covered by insurance.

Credit

Smiths is exposed to credit risk in relation to customers, banks and insurers. Credit control practices take into account the perceived risk. The customer base is relatively diverse.

Where appropriate, Smiths seeks to insure business risks with insurers of good standing. The insurance industry is, however, subject to credit risk, particularly in the event of catastrophe or where an insurer has substantial exposure to a specific risk. Occasionally insurer credit risk may be mitigated through policy commutation.

Environmental issues

The environmental laws of the jurisdictions in which Smiths operates impose actual and potential obligations on the Group to remediate contaminated sites, including some sites no longer owned by Smiths. The Group makes provision for the expected cost of remediation based on independent professional advice. There is a risk that remediation could prove more costly than expected and that further contamination could be discovered.

Internal risks

Investment in new products, projects and technology

Smiths develops new technologies and introduces new products, in some cases contracting to supply the products to the customer before the design is established or proven. All new technologies and products involve business risk both in terms of possible abortive expenditure, reputational risk, and potential customer claims or onerous contracts. The same is true for investment in new facilities, in transferring production and in information systems. Such risks may have a material impact on the Group.

Security

Smiths information systems, personnel and facilities are subject to security risk; failure to adequately mitigate this risk could have a material impact on the Group and its reputation.

Taxation

In recent times Smiths has had an effective tax rate of approximately 26%. There can be no guarantee that Smiths effective tax rate will remain below the prevailing tax rate applicable in the territories in which it operates.

Acquisitions

Smiths is an active acquirer of other businesses and companies: acquisitions may involve risks that might have a material impact on the Group. These risks are mitigated by extensive due diligence, and, where practicable, by representations and warranties and indemnities from the vendors.

Controls failure

Smiths operates various corporate governance controls. Failures in these controls might have a material impact on the Group.

Inability to supply and business continuity

Inability to supply against contractual commitments is a risk, which could be material in relation to larger contracts. Smiths mitigates this risk by implementing effective business continuity plans throughout the Group and, where practicable, transferring them through business interruption insurance.

Sale of Smiths Aerospace

The sale and purchase agreement governing the sale of the aerospace business to GE Aviation UK contains certain warranties and indemnities in favour of GE Aviation UK. If Smiths should incur costs under any of these warranties or indemnities, these costs could have an adverse effect on its business, financial condition and results of operation.

Corporate responsibility

Smiths has six fundamental strengths. Corporate responsibility for Smiths is enshrined in the sixth strength: 'doing business the right way'. Smiths defines 'the right way' in the Code of Corporate Responsibility and Business Ethics ('the Code'), which is based on 12 principles:

1 compliance with national laws and regulations;

2 fair and vigorous competition in the marketplace;

3 integrity and ethical conduct as the standard of individual and corporate business behaviour;

4 fair and honest treatment of suppliers and customers;

5 proper and respectful treatment of employees;

6 high standards for health and safety in the workplace;

7 respect for the environment;

8 contributions to the communities in which we live and work;

9 straightforward public information and activities;

10 respect for human rights;

11 prudent and transparent public accounting and reporting; and

12 a culture of compliance throughout the entire Smiths organisation – from the Chief Executive to the newest employee.

Translated into 13 languages, the Code applies to all Smiths businesses and employees worldwide and provides the framework for policies, programmes and procedures for a range of corporate responsibility issues. It is endorsed and fully supported by the Board.

Code compliance support to Smiths businesses worldwide is provided through a number of channels (including via the legal, human resources and internal audit functions) which provide advice, export control policies, education, training, guidance materials and risk assessment tools.

Managing corporate responsibility
The Code is set by the Board and monitored by the Code Compliance Council, chaired by the General Counsel, which reports at least twice a year to the Audit Committee of the Board. Responsibility for managing specific issues, however, lies at different levels within the Group, depending on the nature of the issue and how it can most effectively be managed:

- health, safety and environment issues are managed through a Group-wide steering committee and organisation;
- employee issues are managed through the human resources function and by line management;
- supplier and customer programmes are managed by each business; and
- community programmes are principally managed locally, although there is also some Group-level activity.

Environment
Smiths is committed to ensuring that, as far as is reasonably practicable, any detrimental effects of its activities, products and services upon the environment are minimised. In practice, this means using performance-based environmental management systems to drive improvement throughout the business.

Performance against targets

Target (set July 04)	2007 result	2006 result	Comment
ISO14001 certification for all sites except small offices, with new acquisitions achieving certification within two years	**74 out of 75 currently eligible sites certified**	83 out of 104 eligible sites certified	All originally targeted sites have been certified. Ongoing programme in place for certification of new sites
Energy consumption target set at 180MWh/£m sales (5% reduction over three years)	**145 MWh/£m sales**	176MWh/£m sales	Target achieved
Waste to landfill target set at 3.5 Tonnes/£m sales (6% reduction over three years)	**3.39 Tonnes/£m sales**	2.93 Tonnes/£m sales	Target achieved
Air emissions target set at 112kg/£m sales (6% reduction over three years)	**106kg/£m sales**	100kg/£m sales	Target achieved
Water consumption target set at 411m3/£m sales (12% reduction over three years)	**258m3/£m sales**	398m3/£m sales	Target achieved

*Note that the 2004 baseline data includes Smiths Aerospace whereas 2007 does not. Whilst normalisation against sales makes the figures directly comparable, the changed mix of manufacturing processes can exaggerate to some extent an already positive level of achievement.

Health and safety
Smiths is committed to conducting all its activities in a manner which achieves the highest practicable standards of health and safety. This year, attention has been focused on the underperforming sites and improving cross-divisional sharing of good practice.

Performance against targets

Target (set July 04)	2007 results	2006 result	Comment
Recordable incident rate no target set	**1.96/200,000 man-hours**	2.58/200,000 man-hours	Ongoing year-on-year improvement achieved
Lost days rate no target set	**25.61/200,000 man-hours**	27.91/200,000 man-hours	Ongoing year-on-year improvement achieved
Lost time incident rate 1 incident/200,000 man-hours	**0.92/200,000 man-hours**	1.15/200,000 man-hours	Target achieved

New targets
We are pleased that the three-year targets set in 2004 have been achieved and new targets have been developed to drive improvement still further.

Environment
The major current public environmental issue worldwide is greenhouse gas emissions and their impact on climate change. Smiths most significant emissions source is from the generation of electrical energy purchased by and consumed in our facilities. We have in recent publications converted our energy consumption to carbon dioxide equivalent values and for the next three-year period it is appropriate to target our overall greenhouse gas emissions. This will include emissions from energy usage and VOC emissions and thus replace these former targets.

Formal international greenhouse regulatory systems do not consider normalisation. Instead, they target based on a fixed cap. It is appropriate that Smiths follows this trend and establishes a target of the same level of emissions or better in FY 2009 to 2010 as FY 2006 to 2007 for each individual facility.

Additionally, total waste (net of recycled waste) and water consumption will continue to be targeted with an overall 9% improvement normalised against sales.

Health and safety
Building on the successful drive to reduce lost time incidents it has been decided to target 'recordable incidents'. This measure includes incidents that do not necessarily lead to lost time and thus is more challenging. Good practice is acknowledged as a recordable incident rate of better than 1.5 per 100 employees per year and this target has been set as the goal for the Group. Many parts of Smiths are already performing at this level but we will focus on those that do not whilst striving to maintain progress at all sites.

The implementation of the ISO14001 Environmental Management System plays a significant part in ensuring that our businesses have robust systems in place for managing environmental performance. Thus it has been decided to target implementation of the comparable OHSAS18001 Health and Safety Management System. At this stage the target has been set for external certification at two-thirds of our manufacturing sites with 50 or more employees within the next three years.

Employees
The Group's policy is to provide equal opportunities for employment. Smiths recruits, selects and promotes employees on the basis of their qualifications, skills, aptitude and attitude. In employment-related decisions, Smiths complies with anti-discrimination requirements in the relevant jurisdictions concerning matters of race, colour, national origin, gender, marital status, sexual orientation, religious belief, age, or physical or mental disability. Disabled people are given full consideration for employment and subsequent training, career development and promotion on the basis of their aptitudes and abilities.

All Smiths employees are treated with respect and dignity. Accordingly, any harassment or bullying is unacceptable. Smiths respects the right of each employee to join or not to join a trade union or other bona fide employee representative organisation. Smiths believes in good communications with employees and in promoting consultation, co-operation and teamwork on matters of mutual concern.

Smiths offers all employees in the US and UK share schemes that enable employees to acquire an interest in the Company's shares and to align their interests more closely with those of shareholders.

Reaching Full Potential
Smiths invests in employees' skills and capabilities to help them reach their own Full Potential, which in turn helps the Company and its businesses to do likewise. Current priorities for Smiths to achieve full potential across the Group are talent development, succession planning and employee engagement.

Talent development
Smiths Group and the individual businesses continue to invest in identifying and developing the talents of our people. Smiths provides employees with challenging work that stretches their capabilities, backing that up with training and development activities tailored to individual needs. In 2006, Smiths introduced a new process for the most senior people, integrating the performance review with the overall 'Full Potential' goals of the business.

Smiths continues to be actively involved in all aspects of training and developing young people, including initiatives designed to ease the transition from school to work. Horizons is a two-year programme for new and recently appointed graduates. It provides an understanding of the Group and the business world in general, and develops personal and teamworking skills.

Succession planning
Smiths has a systematic succession management process for senior leadership roles. The Group identifies leadership talent and development needs, and follows this up with individual development plans that are monitored by senior management.

Employee engagement
Smiths provides information to and communicates with employees as an important part of doing business. Employees are regularly provided with a wide range of information concerning the performance and prospects of the business in which they are involved by means of employee councils, information and consultation forums, and other consultative bodies that allow their views to be taken into account.

Communities
Smiths is committed to contributing to the communities in which we operate. In addition to providing employment opportunities, we focus on community involvement through charitable giving, regeneration and education initiatives.

Smiths supports national and international charitable organisations from a central budget administered by the Charity and Donations Committee. This year's beneficiaries include the Royal Academy of Engineering, which helped to set up a new collaborative education initiative with Smiths in the UK – the Smiths Technology Education Programme (STEP) – which aims to provide able young people with the information and financial support they need to explore a career in technology. Individual businesses also support charity projects in a number of areas. For example, Smiths Medical supports medical research via the Smiths Medical Chair of Anaesthesia and Critical Care at University College London.

In addition to corporate donations, Smiths businesses devote a time to local community projects around the world. For example, Smiths Medical recently participated in St Mungo's Putting Down Roots scheme, a gardening project for London's homeless.

For further information, please see the Corporate Responsibility Report 2007 at www.smiths.com/responsibility.

Board of directors

1

2

3

4

5

6

7

8

9


1 Donald Brydon, CBE
Chairman †#
Aged 62, British. Donald Brydon was appointed to the Board in April 2004, becoming Chairman in September 2004. He was previously Chief Executive of AXA Investment Managers SA and prior to that had been Chairman and Chief Executive of BZW Investment Management. He is Chairman of the London Metal Exchange, Chairman of Taylor Nelson Sofres plc and a Member of the Board of AXA Investment Managers SA. He is Chairman of the ifs School of Finance and the international development charity, EveryChild. He was formerly Chairman of Amersham plc.

Chairman of the Nomination Committee.

2 Keith Butler-Wheelhouse
Chief Executive
Aged 61, British. Keith Butler-Wheelhouse was appointed to the Board in August 1996 and became Chief Executive in November 1996. He was previously President and Chief Executive Officer of Saab Automobile in Sweden and prior to that had been Chairman and Chief Executive of Delta Motor Corporation in South Africa.

3 David Challen, CBE
Non-executive director *†
Aged 64, British. David Challen was appointed to the Board in September 2004. He is Vice-Chairman of Citigroup European Investment Bank and former Chairman of J Henry Schroder & Co Ltd. He is a non-executive director of Anglo American plc. He is also Deputy Chairman of the Takeover Panel.

Chairman of the Audit Committee.

4 Stuart Chambers
Non-executive director †
Aged 51, British. Stuart Chambers was appointed to the Board in November 2006. He is currently Chief Executive, Pilkington Group Ltd and a main Board member of its parent company, Nippon Sheet Glass. Prior to joining Pilkington plc in 1996, he spent ten years at Mars Corporation, latterly as Vice President, Sales & Marketing – Mars Electronics International. A chemical engineer by training, he previously spent ten years at Shell in a variety of European roles. He is also Chairman of the North West Business Leadership Team.

Chairman of the Remuneration Committee.

Committees
* Audit Committee
† Remuneration Committee
# Nomination Committee

5 Peter Jackson
Non-executive director *#
Aged 60, British. Peter Jackson was appointed to the Board as a non-executive director in December 2003 and as senior independent director in September 2004. He was formerly Chief Executive of Associated British Foods plc. He is Chairman of Kingfisher plc.

Senior independent director.

6 John Langston
Finance Director
Aged 57, British. John Langston was appointed to the Board, as head of Sealing Solutions, in December 2000, was subsequently Group Managing Director, Detection and became Group Managing Director, Specialty Engineering in August 2004. A Chartered Accountant, he was appointed Finance Director in September 2006. He had been a director of TI Group plc since October 1998. He joined TI Group in 1993, becoming Chief Executive of Bundy Automotive in 1996 and Chief Executive of TI Specialty Polymer Products in 1998. He formerly worked for Lucas Industries.

7 David Lillycrop
General Counsel
Aged 51, British. David Lillycrop was appointed to the Board in December 2000, having been an executive director of TI Group plc since June 1998. He joined TI Group in 1989, becoming Group Company Secretary in 1991 and, additionally, General Counsel in 1997. A barrister, he was previously Director of Legal Affairs at Quaker Oats Ltd. Chairman of TI Pension Trustee Ltd 1997 to 2005.

8 Peter Loescher
Non-executive director †
Aged 50, Austrian. Peter Loescher was appointed to the Board as a non-executive director in June 2007. He is currently President and Chief Executive Officer of Siemens AG and is based in Germany. He is a veteran of the healthcare industry having been President, Global Human Health, Merck & Company Inc., President and CEO of GE Healthcare Bio-Sciences (and a member of the GE Corporate Executive Council), and Chief Operating Officer of Amersham plc.

9 Sir Kevin Tebbit, KCB, CMG
Non-executive director *#
Aged 60, British. Sir Kevin Tebbit was appointed to the Board in June 2006. He served widely in policy, management and finance posts in the Foreign & Commonwealth Office, NATO and finally the Ministry of Defence, where he was Permanent Under-Secretary of State from July 1998 to his retirement in November 2005. He is Chairman of Finmeccanica UK. He is also Visiting Professor at Queen Mary, University of London.

Group directors' report

Principal activities
The principal activities of the Company and its subsidiaries (the Group) are the development, manufacture, sale and support of:

- advanced security equipment, using trace detection and x-ray imaging to detect and identify explosives, chemical and biological agents, weapons and contraband;
- medical devices aligned to specific therapies, principally airway, pain and temperature management, infusion, needle protection, critical care monitoring and vascular access; and
- mechanical seals used in industries ranging from petrochemical processing to aerospace; interconnect products to connect and protect safety-critical electrical and electronic equipment; marine navigation; ducting and hose assemblies.

The main manufacturing operations are in the UK, the Americas and Continental Europe.

Business review / future development / research and development
The business review is on pages 7 to 20 and is incorporated by reference, forming part of this directors' report. This is a review of the development and performance of the business of the Group, including the financial performance during the financial year ended 31 July 2007, key performance indicators and a description of the principal risks and uncertainties facing the Group. It also includes information on likely future developments and activities in the field of research and development. The cautionary statement set out on the inside front cover of this Annual Report forms part of this Annual Report and is incorporated by reference into the business review.

Results and dividends
The results for the financial year ended 31 July 2007 are set out in the Consolidated income statement on page 45. Sales for the year amounted to £2,161m, against £2,180m in 2006. The profit for the year after taxation amounted to £1,728.1m (2006: £24.2m).

An interim dividend of 10.5p per ordinary share of 25p was paid on 27 April 2007. The directors recommend for payment on 23 November 2007 a final cash dividend of 23.5p on each new ordinary share of 37.5p, making a total dividend of 34.0p for the financial year.

The retained profit of £1,728m was transferred to Reserves.

Changes in the Company and its interests during the financial year
On 8 August 2006 the Company acquired all the issued share capital of Comet Costruzioni Metalliche S.r.l. for £3.3m in cash.

On 15 August 2006 the Company completed the sale of the bearing lubrication business of John Crane Safematic Oy for £15m.

On 15 September 2006 the Company secured the commutation of certain insurance policies that relate to the John Crane, Inc. litigation, as described on page 8 of the business review.

On 1 December 2006 the Company acquired all the issued share capital of Tecnicas Medicas MAB SA for €17.3m in cash.

On 15 January 2007 the Company announced that it had conditionally agreed to sell the Aerospace division to GE Aviation.

At an Extraordinary General Meeting held on 20 February 2007, shareholders approved the proposal to sell the Aerospace division to GE Aviation for approximately US$4.8 billion in cash.

On 20 March 2007 the Company acquired the issued share capital of CDI Energy Services, Inc., the membership interests in Global Energy Products LLC and the partnership interests in Global Energy Products LP for a cash consideration of US$38m.

On 21 March 2007 the Company entered into a conditional agreement with GE to form Smiths GE Detection.

On 4 May 2007 the Company completed the sale of the issued share capital of Smiths Aerospace Group Limited and certain assets in Canada and China to GE Aviation for US$5.1 billion in cash (including adjustments).

At an Extraordinary General Meeting held on 11 June 2007, shareholders approved a proposal to return £2.1 billion from the proceeds of sale of the Aerospace division to shareholders through a B share scheme (the Return of Cash scheme). At the same meeting new Articles of Association were approved.

On 18 June 2007 the share capital of the Company was reorganised pursuant to the Return of Cash scheme approved at the Extraordinary General Meeting. The authorised share capital was increased by the creation of 600 million non-cumulative preference shares of 1p nominal value (B shares). A bonus issue was made of one B share for every existing ordinary share of 25p held on 15 June 2007. Each existing ordinary share of 25p was subdivided into two shares of 12.5p each and then three shares of 12.5p were consolidated into a new ordinary share of 37.5p nominal value. As a result, for every three ordinary shares of 25p held on 15 June 2007, shareholders received two new ordinary shares of 37.5p plus three B shares. On 25 June 2007 the Company paid a Single B share dividend of 365p per share on 348,205,433 B shares and converted those shares into deferred shares of 1p each, which were purchased by the Company for 1 penny in aggregate and cancelled on 28 June 2007. Also on 28 June 2007, the Company completed the purchase of 224,439,118 B shares for 365p per share, in cash, and cancelled the shares.

4,926,594 B shares currently remain in issue. The Single B share dividend was not paid on the B shares purchased by the Company nor on the B shares retained by shareholders.

On 29 June 2007 the Company sold its shareholding in TI Automotive Limited for £15m in cash.

On 31 July 2007 the Company sold the issued share capitals of Cyclam SA and John Crane Ningbo and the automotive division assets of John Crane, Inc. for a contingent consideration of £2.9m.

Post balance sheet events
On 19 September 2007 the Company announced that it was no longer proceeding with the conditional agreement with GE to form Smiths GE Detection, due to differences over a strategic vision for the combined businesses.

Charitable and political donations
During the financial year the Company made donations of £389,000 for charitable purposes including payments totalling £150,000 for the Smiths Medical Chair of Anaesthesia and Critical Care and other donations made by the Company's businesses worldwide to miscellaneous charities. No political donations were made.

Directors
During the financial year, Mr R W O'Leary sadly died on 14 August 2006; Mr A M Thomson retired on 6 September 2006; Sir Julian Horn-Smith retired on 21 November 2006; Sir Nigel Broomfield retired on 31 March 2007; and Dr J Ferrie resigned on 4 May 2007. Mr S J Chambers and Mr P H Loescher were appointed as non-executive directors on 27 November 2006 and 1 June 2007, respectively. Mr J Langston assumed the role of Finance Director on 6 September 2006. Messrs D H Brydon; K O Butler-Wheelhouse; D J Challen; P J Jackson; J Langston; D P Lillycrop; and Sir Kevin Tebbit all served throughout the year.

Reappointment of directors
Messrs D H Brydon; D J Challen; P J Jackson; J Langston; and D P Lillycrop have each served more than 30 months since they were last reappointed as directors. In accordance with Article 57 of the Company's Articles of Association, they will retire from office at the Annual General Meeting on 20 November 2007. Mr S J Chambers and Mr P H Loescher will also retire from office at the Annual General Meeting, having been appointed by the Board since the Annual General Meeting in 2006.

The Board has reviewed the effectiveness of Mr Brydon, Mr Challen, Mr Chambers, Mr Jackson and Mr Loescher as non-executive directors and has concluded that their respective wide-ranging experience is, in each case, of great benefit to the Company. Mr Brydon is Chairman of the Nomination Committee and a member of the Remuneration Committee; Mr Challen is Chairman of the Audit Committee and a member of the Remuneration Committee; Mr Chambers is Chairman of the Remuneration Committee; Mr Jackson is the Senior Independent Director and a member of the Audit and Nomination Committees; and Mr Loescher is a member of the Remuneration Committee.

All seven directors are willing and eligible to stand for reappointment and resolutions will be proposed at the Annual General Meeting to reappoint them.

Directors' remuneration report
The Directors' remuneration report is on pages 33 to 42.

An ordinary resolution to approve the report will be put to shareholders at the Annual General Meeting.

Directors' interests in contracts
Details of the executive directors' service contracts are as disclosed in the service contracts section of the Directors' remuneration report on page 38. Details of the interests of the executive directors in the Company's share option schemes and plans are shown in the Directors' remuneration report on pages 33 to 42.

Qualifying third party indemnity provisions (as defined by section 309B of the Companies Act 1985) have remained in force for the directors during the financial year ended 31 July 2007 and, at the date of this report, are in force for the benefit of the current directors in relation to certain losses and liabilities which they may incur (or have incurred) to third parties in the course of their professional duties.

Apart from the exceptions referred to above, no director had an interest in any contract to which the Company or its subsidiaries was a party during the year.

Interests in voting rights
As at 24 September 2007 the Company had been notified, pursuant to the FSA's Disclosure & Transparency Rules, of the following notifiable voting rights in its issued share capital:

	No. of shares	Percentage of issued ordinary share capital*
Atlantic Investment Management	11.8m	3.0%
Barclays PLC	13.6m	3.5%
Franklin Resources, Inc.	22.3m	5.8%
Legal & General Group plc	13.1m	3.4%
Massachusetts Financial Services Company	19.9m	5.2%
Newton Investment Management Limited	19.1m	4.9%

*Percentage of ordinary share capital in issue on 24 September 2007.

The Company has not acquired or disposed of any interests in its own shares other than in connection with the Return of Cash scheme. Details of shares purchased and cancelled pursuant to that scheme are shown on page 22.

The interests of the directors, their families and any connected persons in the issued share capital of the Company are shown on page 37.

Corporate governance
The report on corporate governance is on pages 28 to 32. PricewaterhouseCoopers LLP has reviewed the Company's statements as to compliance with the July 2003 issue of the Combined Code, to the extent required by the UK Listing Authority Listing Rules. The results of its review are set out on page 44.

Financial instruments
The financial risk management objectives and policies of the Group; the policy for hedging each major type of forecasted transaction for which hedge accounting is used; and the exposure of the Group to price risk, credit risk, liquidity risk and cash-flow risk are outlined in note 22 of the Group financial statements.

Going concern
The Board's review of the accounts, budgets and forward plans, together with the internal control system, lead the directors to believe that the Company has ample resources to continue in operation for the foreseeable future. The accounts are therefore prepared on a going concern basis.

Policy on payment of creditors
The Company's policy and practice is to pay creditors promptly in accordance with agreed terms of business. The average time taken to pay an invoice was 35 days (2006: 35) for the parent Company and 43 days (2006: 48) for the Group as a whole (calculated in compliance with the Companies Act 1985 (Directors' Report)(Statement of Payment Practice) Regulations 1997).

Share capital and control
The following information is given pursuant to section 992 of the Companies Act 2006.

As at 31 July 2007, the Company's authorised share capital comprised £200,599,999.875, divided into 533,333,333 ordinary shares of 37.5p each nominal value (ordinary shares), representing 97.1% of the total share capital, and 600,000,000 non-cumulative preference shares of 1p (preference shares), representing 2.9% of the total share capital. On 31 July 2007 there were 385,498,273 ordinary shares and 4,926,594 preference shares in issue. The ordinary shares and the preference shares are listed on the London Stock Exchange.

The holders of ordinary shares are entitled to receive the Company's reports and accounts; to attend and speak at General Meetings of the Company; to appoint proxies and to exercise voting rights. The holders of preference shares are entitled to attend, speak and vote at a General Meeting only if the business of the meeting includes the winding-up of the Company or if, at the date of the notice of the meeting, the B share Continuing Dividend under Article 126 has remained unpaid for at least six months. Preference shareholders are entitled to receive the B share Continuing Dividend and have priority over ordinary shareholders on a return of capital of 365p per preference share on a winding-up. The Company has the right to purchase and thereafter cancel preference shares at any time or to convert them into ordinary shares at any time after 30 April 2008.

There are no restrictions on transfer or limitations on the holding of any class of shares and no requirements for prior approval of any transfers. None of the shares carries any special rights with regard to control of the Company. The only restrictions on voting rights are those that apply to the preference shares, as described in the preceding paragraph. There are no known arrangements under which financial rights are held by a person other than the holder of the shares and no known agreements on restrictions on share transfers or on voting rights.

Shares acquired through Company share schemes and plans rank pari passu with the shares in issue and have no special rights.

As far as the Company is aware, there are no persons with significant direct or indirect holdings in the Company. Information provided to the Company pursuant to the FSA's Disclosure & Transparency Rules is published on a Regulatory Information Service and on the Company's website, www.smiths.com.

The rules about the appointment and replacement of directors are contained in the Company's Articles of Association. Changes to the Articles of Association must be approved by the shareholders in accordance with the legislation in force from time to time.

The powers of the directors are determined by UK legislation and the Memorandum and Articles of Association of the Company in force from time to time. The directors have been authorised to issue and allot ordinary shares, pursuant to Articles 6, 7 and 126, and preference shares, pursuant to Article 126. The directors have authority to make market purchases of ordinary and preference shares. The powers under Articles 6 and 7 are referred to the shareholders at the Annual General Meeting for renewal. At the AGM the shareholders are also requested to renew the power to make market purchases of ordinary shares. Any ordinary shares so purchased may be cancelled or held in treasury. Article 126 authorises the purchase of preference shares.

The Company is not party to any significant agreements that would take effect, alter or terminate upon a change of control following a takeover bid.

The Company does not have agreements with any director or employee that would provide compensation for loss of office or employment resulting from a takeover except that provisions of the Company's share schemes and plans may cause options and awards granted to employees under such schemes and plans to vest on a takeover.

Corporate responsibility

The Company has implemented across the Group policies on environmental, health and safety matters and operates a Code of Corporate Responsibility and Business Ethics. The Company seeks to minimise, as far as is reasonably practicable, any detrimental effects to the environment of its operations and products. A senior corporate staff director has responsibility for environmental, health and safety matters.

All matters concerning the environment, health and safety continue to be regulated by preventative, investigatory and consultative systems, overseen by the Group Environment, Health and Safety Committee. Issues relevant to the Company pension schemes are likewise covered by means of structured committees, including representation from recognised trade unions.

Further information on environmental and employee health and safety matters, including key performance indicators, is contained in the Corporate responsibility summary in the business review on pages 19 and 20. The full Corporate responsibility report is available online at www.smiths.com/responsibility.

Annual General Meeting

The 2007 Annual General Meeting will be held at The Banqueting Suite, Lord's Cricket Ground, Grace Gate, St John's Wood Road, London NW8 8QN on Tuesday 20 November 2007 at 12.00 noon.

Authority to issue shares

At the Annual General Meeting shareholders will be asked to renew the authority, given to the directors at the last Annual General Meeting, to allot relevant securities for the purposes of Section 80 of the Companies Act 1985, so as to reflect the increase in the Company's issued share capital since the last General Meeting. In compliance with recently published guidelines and market practice, the authority proposed will expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, on 19 February 2009. The amount of relevant securities to which this authority relates (£48,303,386 nominal of ordinary share capital) represents one third of the ordinary share capital in issue on 24 September 2007. The ordinary resolution is set out in the Notice of Annual General Meeting.

Also in the Notice is the special resolution to renew the power granted to directors under Section 95 of the Companies Act 1985. The new authority sought will be on substantially similar terms to those attaching to the existing authority and, in compliance with current practice, will expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, on 19 February 2009. It will permit the directors to allot equity securities for cash:

- in connection with a rights issue pro rata to the rights of the existing shareholders;
- pursuant to the terms of any share scheme or plan approved by the shareholders in General Meeting; and
- for any other purpose (including the sale on a non pre-emptive basis of any shares the Company may hold in treasury for cash) provided that the aggregate nominal value of such allotments does not exceed £7,245,507 (approximately 5% of the issued ordinary share capital on 24 September 2007).

The directors intend seeking renewal of these authorities annually.

The directors have no present intention of exercising these authorities, except for allotments of shares pursuant to the Company's share option schemes, and would not seek to issue more than 7.5% of the issued share capital in the Company in any rolling three year period without prior consultation with the Investment Committees of the Association of British Insurers and National Association of Pension Funds.

During the financial year ended 31 July 2007, the following shares in Smiths Group plc were issued:

- 9,890,099 ordinary shares of 25p pursuant to the terms of the Company's shareholder-approved share option schemes; and
- 352,693 ordinary shares of 25p pursuant to the terms of TI Group share option schemes, prior to the capital reorganisation.
- a bonus issue of 577,571,145 non-cumulative preference shares of 1p (B shares) on 18 June 2007.
- 577,571,145 ordinary shares of 25p were consolidated into 385,047,430 ordinary shares of 37.5p on 18 June 2007.
- 348,205,433 B shares were converted into deferred shares of 1p which were purchased by the Company and cancelled on 28 June 2007.
- 224,439,118 B shares were purchased by the Company and cancelled on 28 June 2007. 4,926,594 B shares remain in issue.
- 412,970 ordinary shares of 37.5p pursuant to the terms of the Company's shareholder-approved share option schemes; and
- 37,873 ordinary shares of 37.5p pursuant to the terms of TI Group share option schemes, subsequent to the capital reorganisation.

Authority to purchase shares
At the Annual General Meeting the Company will seek to renew the authority, granted at the last Extraordinary General Meeting to the directors, to purchase the Company's ordinary shares in the market. The authority will be limited to 10% of the ordinary share capital in issue on 24 September 2007 and will be renewed annually. The price that may be paid for the shares will be not less than the nominal amount of 37.5p per share and not more than the higher of 5% above the average of the middle market quotations of the Company's ordinary shares, as derived from the London Stock Exchange Daily Official List, for the five business days prior to any purchase and the amount stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation 2003. On 24 September 2007 options over approximately 10.4m shares were outstanding under the Company's share option schemes, representing approximately 2.7% of the then issued share capital. If the existing authority to purchase shares and the new authority being sought at the Annual General Meeting were to be used in full, then the outstanding options would represent approximately 3.4% of the reduced issued share capital.

Under the Companies Act 1985, any shares purchased under this authority may be cancelled or held as treasury shares. Treasury shares may be subsequently sold or used to satisfy applications under share schemes.

The directors will exercise the authority only if they are satisfied that any purchase will increase the earnings per share of the ordinary share capital in issue and will be in the interests of the shareholders. The directors will also give careful consideration to the gearing levels of the Company and its general financial position. It is the Company's present intention that, in the event that any shares were to be purchased under this authority, such shares would be cancelled. The directors will, however, have regard to any guidelines issued by investor groups which may be published at the time of any such purchase regarding the merits of the cancellation of such shares as against holding them as treasury shares.

Purchase of shares
In accordance with the authorities given at the Extraordinary General Meeting held on 11 June 2007 in connection with the Return of Cash to shareholders from the sale of the Aerospace division, on 28 June 2007 the Company purchased for cash and immediately cancelled the following shares:

- 348,205,433 deferred shares of 1p each (100% of the then issued deferred share capital) for an aggregate consideration of one penny; and
- 224,439,118 non-cumulative preference shares of 1p each (B shares) (98% of the then issued B share capital) for an aggregate consideration of £819,202,780.70.

Auditor
Resolutions will be proposed at the Annual General Meeting to reappoint PricewaterhouseCoopers LLP as auditor and to authorise the directors to determine the auditor's remuneration.

Disclosure of information to the auditor
As at the date of this report, as far as each director is aware, there is no relevant audit information of which the Company's auditor is unaware. Each director has taken such steps as he should have taken as a director in order to make himself aware of any relevant audit information and to establish that the Company's auditor is aware of that information.

Electronic communications at www.smiths.com
The Companies Act 2006 recognises the growing importance of electronic communication ("e-communication") and enables companies to provide documentation and communications to shareholders via their websites, except to those shareholders who elect to receive hard (printed paper) copies by post. E-communication allows shareholders faster access to important information about the Company; saves the Company considerable overheads, by reducing its print production costs and postage; and helps the environment by saving the energy and raw materials that would otherwise be used in producing and dispatching printed documents. At the Extraordinary General Meeting held on 11 June 2007 shareholders approved the adoption of electronic communications.

Electronic copies of the Annual Report and Accounts 2007 and the Notice of Annual General Meeting will be posted on the Company's website, www.smiths.com. The Company's announcements to the Stock Exchange and press releases are available online through the website. Shareholding details and practical help on share transfers and changes of address can be found at www.shareview.co.uk.

Shareholders wishing to change their election and receive documents in hard copy form, can do so at any time by contacting the Company's Registrars, (see the inside back cover for contact details) or alternatively by logging on to www.shareview.co.uk.

Electronic proxy voting
The Company continues to provide electronic proxy voting for this year's Annual General Meeting. Shareholders who are not Crest members can appoint a proxy and vote online for or against (or consciously not vote for) the resolutions to be proposed at the Annual General Meeting by visiting the website www.sharevote.co.uk. The onscreen instructions will give details on how to complete the appointment and voting process. Crest members, Crest personal members and other Crest sponsored members should consult the Crest Manual or their sponsor or voting service provider for instructions on electronic proxy appointment and voting. The Company may treat as invalid a Crest proxy voting instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Paper proxy cards have been distributed to all shareholders with the Notice of Annual General Meeting, as usual.

Shareholders who will not be able to attend the Annual General Meeting on 20 November 2007 in person are encouraged to vote their shares by appointing a proxy and issuing voting instructions (either electronically or by completing and returning their proxy cards). Electronic and paper proxy appointments and voting instructions must be received by the Company's Registrars not later than 48 hours before the Annual General Meeting in order to be valid.

Registrars

On 1 October 2007 Advent International is expected to complete the acquisition, from Lloyds TSB Bank, of Lloyds TSB Registrars and change its name to Equiniti Limited. Equiniti Limited will continue to act as the Company's Registrars and provide shareholder services to the members of Smiths Group plc. The new name, address and contact details of Equiniti Limited are listed on the inside back cover of this report. Individual shareholders' access to their personal shareholder information will continue to be available online, through the www.shareview.co.uk website, and the shareholder helpline telephone number will remain unchanged at 0870 600 3970. Dividends payments will continue to be made through Lloyds TSB Bank.

Important information

If you are in any doubt as to what action you should take in relation to the resolutions being proposed at the Annual General Meeting, you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000. If you have recently sold or transferred all your shares in Smiths Group plc please pass this document and the accompanying proxy form to the purchaser or transferee or to the agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Recommendation

Your directors believe that all the proposals to be considered at the Annual General Meeting are in the best interests of the Company and its shareholders and recommend shareholders to vote in favour of the resolutions. The directors intend to vote in favour of the resolutions in respect of their own shareholdings.

By Order of the Board

David P Lillycrop
Director and Secretary
765 Finchley Road
London NW11 8DS

27 September 2007

Corporate governance report

Compliance with the Combined Code
Throughout the accounting period covered by this report (6 August 2006 to 31 July 2007), the Company has been in full compliance with the Combined Code on Corporate Governance (July 2003 issue) (the Code) applicable under the Listing Rules of the UK Listing Authority, with one exception – the Chairman is a member of the Remuneration Committee (which is now permitted by the June 2006 version of the Code). The Board continues to consider that the Chairman should participate in decisions concerning remuneration of the executive directors and that his membership of the Committee helps to ensure that the Company's remuneration policy is aligned with its strategic objectives. With effect from 1 August 2007 the Company is subject to the June 2006 version of the Code.

The Code requires listed companies to report how the main and supporting principles of the Code have been applied, giving enough detail to enable shareholders to evaluate the report, and to state whether there has been compliance with the provisions of the Code, giving an explanation for any points of non-compliance. Reference in this report to principles and provisions are to those of the Code from which the following headings are taken.

Directors
The Board
The first main principle requires the Company to have an effective Board which is collectively responsible for its success. Supporting principles describe the Board's role to provide entrepreneurial leadership within a framework of controls that allow risk to be assessed and managed. The Board should set strategic aims and the Company's values, ensuring that obligations to shareholders are met. Non-executive directors have a particular role in overseeing the development of strategy, scrutinising management performance and ensuring the integrity of financial information and systems of risk management. The Board is satisfied that it has met these requirements.

During the last financial year the membership of the Board has changed. Sadly Mr R W O'Leary died on 14 August 2006. Mr A M Thomson retired as Finance Director on 6 September 2006 and was succeeded on that date by Mr J Langston, who had been appointed Finance Director designate with effect from 1 August 2006. Sir Julian Horn-Smith, who had been a non-executive director since February 2000, retired at the conclusion of the Annual General Meeting on 21 November 2006. Mr S J Chambers was appointed as a non-executive director on 27 November 2006. Sir Nigel Broomfield retired as a non-executive director on 31 March 2007. Dr J Ferrie resigned on 4 May 2007, following the disposal of the Aerospace division. Mr P H Loescher was appointed as a non-executive director on 1 June 2007.

As at 24 September 2007, the Board comprises Mr Brydon, Chairman, Mr Butler-Wheelhouse, Chief Executive, two other executive directors and five independent non-executive directors. Mr Jackson is the senior independent director. Biographies of these directors, giving details of their experience and other main commitments, are set out on page 21. The wide-ranging experience and backgrounds of the non-executive directors ensure that they can debate and constructively challenge management in relation to both the development of strategy and the evaluation of performance against the goals set by the Board.

The Board normally holds formal meetings at least eight times a year to make and review major business decisions and monitor current trading against plans which it has approved. It additionally exercises control by determining matters specifically reserved to it in a formal schedule which only the Board may change: these matters include the acquisition of companies, the issue of shares, significant contractual commitments, the review of the effectiveness of risk management processes and major capital expenditure. Once a year the Board meets in conference with a particular focus on long-term strategy and developments affecting the Company. Additional meetings are arranged as necessary to deal with urgent items.

The Board sets the Company's values and standards and has adopted a Code of Corporate Responsibility and Business Ethics which is referred to on page 19.

The Chairman meets the non-executive directors without the executive directors present at least three times per annum. The senior independent director meets the other non-executive directors without the Chairman present at least annually.

Directors and officers of the Company and its subsidiaries have the benefit of a directors' and officers' liability insurance policy.

The following table shows the number of scheduled Board and Board Committee meetings held during the financial year ended 31 July 2007 and opposite each director's name the number of meetings attended. However, directors attend many other meetings and visits during the year. The Board views directors' contributions as measured beyond meeting attendance records.

Name	Board 8	Audit 4	Remuneration 6	Nomination 4
D H Brydon	8	–	5	4
K O Butler-Wheelhouse	8	–	–	–
D J Challen	8	4	5	–
S J Chambers (appointed 27/11/06)	5 (5)*	–	4 (4)*	–
P J Jackson	8	4	–	4
J Langston	8	–	–	–
D P Lillycrop	8	–	–	–
P H Loescher (appointed 01/06/07)	1 (1)*	–	1 (1)*	–
Sir Kevin Tebbit	8	3 (3)*	–	4
Sir Nigel Broomfield (retired 31/03/07)	5 (5)*	3 (3)*	3 (3)*	–
J Ferrie (resigned 04/05/07)	4 (5)*	–	–	–
Sir Julian Horn-Smith (retired 21/11/06)	3 (3)*	2 (2)*	1 (1)*	–
R W O'Leary (died 14/08/06)	0(0)*	–	0(0)*	–
A M Thomson (retired 06/09/06)	0(0)*	–	–	–

*The figure in brackets indicates the maximum number of meetings the director could have attended in view of the period during which he was a Board or Committee member.

– indicates not a member of that Committee in 2006/07.

Chairman and Chief Executive

Another main principle requires a clear division of responsibilities between the running of the Board and executive responsibility for running the business, so that no one person has unfettered powers of decision.

The Board has met this requirement by establishing clearly defined roles for the Chairman and the Chief Executive. The Chairman is responsible for leadership of the Board, ensuring its effectiveness and setting its agenda. Once agreed by the Board as a whole, it is the Chief Executive's responsibility to ensure delivery of the strategic and financial objectives.

Board balance and independence

The Company complies with the requirement of the Code that there should be a balance of executive and non-executive directors such that no individual or small group can dominate the Board's decision taking. Throughout the financial year the Company complied with the requirements that at least half the Board, excluding the Chairman, should be independent non-executive directors.

In deciding the chairmanship and membership of the Board Committees, the need to refresh membership of the Committees is taken into account.

All the non-executive directors are considered to be independent and Mr Brydon was, in compliance with the Code, considered independent at the time of his appointment as Chairman.

Appointments to the Board

The Code requires there to be a formal, rigorous and transparent procedure for the appointment of new directors, which should be made on merit and against objective criteria. The Nomination Committee fulfils these requirements and its report is set out on page 32.

Information and professional development

Another main principle requires that information of appropriate quality is supplied to the Board in a timely manner and that, in addition to induction programmes on joining the Company, directors should regularly update their skills and knowledge.

The Board is provided with detailed information several days in advance on matters to be considered at its meetings and non-executive directors have ready access to the executive directors. Regular site visits are arranged and non-executive directors are encouraged to visit sites independently. During site visits, briefings are arranged and the Board is free to discuss aspects of the business with employees at all levels.

Newly-appointed directors undergo a structured induction programme to ensure that they have the necessary knowledge and understanding of the Company and its activities. Starting at the time of their appointment, and continuing on an incremental basis over the first six months, they undertake briefing sessions on corporate governance, strategy, stakeholder issues, finance and risk management and HR strategy, as well as meetings and site visits to business locations in the UK and overseas. Each director's individual experience and background is taken into account in developing a programme tailored to his own requirements.

Ongoing training is provided as and when necessary. The suitability of external courses is kept under review by the Company Secretary who is charged with facilitating the induction of new directors and with assisting in the ongoing training and development of directors.

All directors have access to the advice and services of the Company Secretary and a procedure is in place for them to take independent professional advice at the Company's expense should this be required.

Performance evaluation
The Code requires the Board to undertake a formal and rigorous annual evaluation of its own performance and that of its Committees and the directors. The Board is satisfied that it continues to meet these requirements. It is confirmed that all the non-executive directors have sufficient time to fulfil their commitments to the Company, that the Chairman does not hold the office of chairman of another FTSE 100 company and that no executive director holds more than one non-executive directorship of another FTSE 100 company.

A formal evaluation of the performance of the Board, its Committees and the directors was conducted by means of detailed questionnaires completed by each director. The answers to the questionnaires formed the basis of a review by the whole Board, led by the Chairman. Regarding the Board, comments were invited on a wide range of issues including the appropriateness of matters specifically reserved for the Board, its contribution to the development and review of strategy, the terms of reference of its Committees, the effectiveness of the process for identifying and managing risks, logistics of Board Meetings and the composition and operation of the Board. For the Board Committees, the matters addressed included the appropriateness of their responsibilities, the logistics of their meetings, the availability of internal and external support and the composition and operation of the Committees. The questionnaire relating to each director's performance addressed several issues including the director's contribution at Board Meetings, with particular reference to the development of strategy and risk management, how effectively the director refreshes his knowledge and skills and, specifically for each non-executive director, his willingness to devote time and effort for the benefit of the Company.

The performance evaluation of the Chairman was led by the senior independent director who obtained the views of both the executive and non-executive directors.

Re-election
Under the Code directors should offer themselves for re-election at regular intervals and there should be a planned and progressive refreshing of the Board.

Non-executive directors are appointed for a specified term of three years and reappointment for a second term is not automatic. In exceptional circumstances and only after rigorous review, a non-executive director may serve for a third term. Any non-executive director who has served for more than nine years is subject to annual re-election. Directors stand for reappointment by the shareholders at the first Annual General Meeting following their appointment and subsequently at least every three years. The report from the Nomination Committee set out on page 32 explains the process for selection of directors and succession planning.

Remuneration
Information regarding the Remuneration Committee is set out on page 32 and the Directors' remuneration report is on pages 33 to 42.

Accountability and audit
Financial reporting
The Board is required to present a balanced and understandable assessment of the Company's position and prospects in the Annual Report and in interim and other public reports. The Board is satisfied that it has met this obligation. A summary of the directors' responsibilities for the financial statements is set out on page 43.

The 'going concern' statement required by the Code is set out in the Group directors' report on page 24.

Internal control
The Code requires the Company to maintain a sound system of internal control to safeguard shareholders' investment and the Company's assets. The Board must review the effectiveness of the internal control system at least annually, covering all material controls, including financial, operational and compliance controls and risk management systems, and report to shareholders that they have done so. The Financial Reporting Council's report, "Internal Control: Revised Guidance for Directors on the Combined Code (October 2005)", adopted by the UK Listing Authority, provides guidance for compliance with that part of the Code.

The Company's internal control is based on assessment of risk and a framework of control procedures to manage risks and to monitor compliance with procedures. The procedures for accountability and control, which accord with the guidance on internal control issued by the Financial Reporting Council, are outlined below.

The Board accepts its responsibility for maintaining and reviewing the effectiveness of the Company's internal control systems. These are designed to meet the Company's particular needs and the risks to which it is exposed and, by their nature, can provide only reasonable, not absolute, assurance against material loss to the Company or material misstatement in the financial accounts.

The Group has an embedded process for the identification, evaluation and management of significant business risks. The process is reviewed through the Audit Committee and monitored by the Group Internal Audit Department. The Company has during the year identified and evaluated the key risks under three categories – strategic; operational; and information – and has ensured that effective controls and procedures are in place to manage these risks.

In the highly regulated environment of the industries in which the Company operates, procedures are codified in detailed operating procedures manuals and are reinforced by regular educational programmes. These are designed to ensure compliance not only with the regulatory requirements but also with general principles of business integrity.

A key element in any system is communication and a number of committees enable the executive directors and senior corporate staff to address financial, human resource, risk management and other control issues. Experience is shared by subsidiaries through company-wide seminars.

Throughout the financial year the Board, through the Audit Committee, has reviewed the effectiveness of internal control and the management of risks at its regular Board meetings. In addition to financial and business reports, the Board has reviewed medium and longer-term strategic plans; capital expenditure and development programmes; management and product development programmes; reports on key operational issues; tax; treasury; risk management; insurance; legal matters; and Audit Committee reports, including internal and external auditor reports.

Audit Committee and Auditor
A principle of the Code is that the Board should establish formal and transparent arrangements for considering how it should apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the external auditor, PricewaterhouseCoopers LLP. This obligation is satisfied through the work of the Audit Committee which is described on this page.

Relations with shareholders
Dialogue with shareholders
The Company is required to have a dialogue with shareholders, based on the mutual understanding of objectives, and it is the responsibility of the Board as a whole to ensure that a satisfactory dialogue does take place.

The Code recognises that primary contacts are likely to be by the Chief Executive and the Finance Director but requires the Chairman and senior independent director, and other directors as appropriate, to maintain contact with major shareholders in order to understand their concerns.

The Finance Director and the Director, Investor Relations, communicate with institutional investors through analysts' briefings and extensive investor roadshows in the UK, US and continental Europe, as well as timely Stock Exchange announcements, meetings with management and site visits. Members of the Board, and in particular non-executive directors, are kept informed of investors' views in the main through distribution of analysts' and brokers' briefings. At least twice a year a report is made to the Board on the number and types of meetings between the Company and institutional shareholders. The Chairman is available in the event of shareholder concerns which cannot be addressed through management. At the time of appointment of new non-executive directors they are available to meet shareholders on request.

Constructive use of the Annual General Meeting
All directors normally attend the Company's Annual General Meeting and shareholders are invited to ask questions during the meeting and to meet directors after the formal proceedings have ended. It is intended that there shall be a poll vote on each resolution at the 2007 AGM. Shareholders will be advised as to the provisional results of the poll vote on each resolution immediately after each poll is taken. The audited, final results of the poll votes will be released to the London Stock Exchange and published on the Company's website, www.smiths.com, as soon as is practicable after the conclusion of the AGM.

It is confirmed that the Chairmen of the Audit, Remuneration and Nomination Committees were available at the 2006 AGM to answer shareholders' questions, that all directors were in attendance and that notice of the AGM and related papers were sent to shareholders twenty working days before the meeting.

Board Committees
The full terms of reference of the following Board Committees are available upon request and on the Company's website.

Audit Committee
The members of the Committee during the financial year were Mr Challen, Chairman, Mr Jackson and Sir Kevin Tebbit. Sir Julian Horn-Smith and Sir Nigel Broomfield were members of the Committee until they retired as directors of the Company on 21 November 2006 and 31 March 2007, respectively.

The Board has determined that the Committee members have the skills and experience necessary to contribute meaningfully to the Committee's deliberations. In addition, the Chairman of the Committee has requisite experience in accounting and financial management.

The Committee meets at least three times per year. Under its terms of reference, the Committee monitors the integrity of the Company's financial statements and the effectiveness of the external audit process. The Committee also monitors Corporate Governance issues and, in particular, the implementation of the Company's Code of Corporate Responsibility and Business Ethics and the arrangements for employees to raise anonymously concerns about possible wrongdoing in financial reporting and other matters. It is responsible for ensuring that an appropriate relationship between the Company and the external auditor is maintained, including reviewing non-audit services and fees and implementing the Company's audit partner rotation policy. The Committee has primary responsibility for making recommendations to the Board on the appointment, reappointment and removal of the external auditor.

The Committee also reviews annually the Group's systems of internal control and the processes for monitoring and evaluating the risks facing the Group. It reviews the effectiveness of the internal audit function and is responsible for approving the appointment and removal of the Director, Internal Audit. The Committee reviews annually its terms of reference and its effectiveness and recommends to the Board any changes required as a result of such review.

In July 2006 the Board amended the Committee's terms of reference to reflect the Committee's increased emphasis upon Risk Assessment/ Management and to formalise the process by which the Committee, in reviewing the effectiveness of the audit, obtains assurance that there is no relevant audit information of which the auditors are not aware. In July 2007 the annual review of the Committee's terms of reference resulted in no changes.

In the year to 31 July 2007, the Audit Committee discharged its responsibilities by reviewing:

- the Group's 2006 financial statements and 2007 interim results statement prior to Board approval and the external auditor's detailed reports thereon;
- the audit fee and non-audit fees payable to the Group's external auditor;
- the external auditor's effectiveness and plan for the audit of the Group's 2006/07 accounts, which included confirmations of auditor independence and the proposed audit fee, and approving the terms of engagement for the audit;
- an annual report on the Group's systems of internal control and their effectiveness, reporting to the Board on the results of the review and receiving regular updates on key risk areas of financial control;
- the risks associated with major business programmes; and
- the internal audit function's terms of reference, its 2006/07 work programme and regular reports on its work during the year.

The Committee has authority to investigate any matters within its terms of reference, to access resources, to call for information and to obtain external professional advice at the cost of the Company.

No one other than the members of the Committee is entitled to be present at meetings. However, the Chairman and the non-executive directors who are not members of the Committee, the Chief Executive, Finance Director, General Counsel, Group Financial Controller, Director, Internal Audit and external auditor are normally invited to attend. Others may be invited to attend by the Committee. The papers for and Minutes of each Committee Meeting are sent to all directors. At least once a year, there is an opportunity for the external auditor, the Director, Internal Audit and the Director of Business Ethics to discuss matters with the Committee without any executive management being present. The Director, Internal Audit, the Director of Business Ethics and the external auditor have direct access to the Chairman of the Committee outside formal Committee meetings.

The Audit Committee has the specific task of keeping under review the nature and extent of non-audit services provided by the external auditor in order to ensure that objectivity and independence are maintained. Under the audit independence policy, approved by the Committee, certain non-audit services may not be provided by the external auditor, certain services require the approval of the Finance Director and other services require the approval of the Chairman of the Committee. Where the cost of the services is expected to exceed £100,000, the engagement will normally be subject to competitive tender. The external auditor has in place processes to ensure that its independence is maintained including safeguards to ensure that where it does provide non-audit services, its independence is not threatened. The external auditor has written to the Audit Committee confirming that, in its opinion, it is independent.

Remuneration Committee

Mr Brydon and Mr Challen were members of the Committee throughout the financial year. As previously mentioned, Mr O'Leary died on 14 August 2006. Sir Julian Horn-Smith was Chairman of the Committee up to his retirement from the Board on 21 November 2006 and Sir Nigel Broomfield's appointment ceased when he retired as a director on 31 March 2007. Mr Chambers was appointed Chairman of the Committee on 12 December 2006. Mr Loescher joined the Committee on 1 June 2007.

The Committee's responsibilities are described in the Directors' remuneration report on page 33.

The Committee meets periodically when required but at least three times per annum. No one other than the members of the Committee is entitled to be present at meetings but the non-executive directors who are not members of the Committee and the Chief Executive are normally invited to attend and external advisers may be invited by the Committee to attend. No executive is present when the Committee considers matters relating to himself or acts in matters relating to himself. Mr Brydon is absent when his own remuneration as Chairman of the Company is under discussion.

The Committee has access to such information and advice both from within the Group and externally, at the cost of the Company, as it deems necessary. It is responsible for appointing any consultants in respect of executive directors' remuneration. The Committee reviews annually its terms of reference and effectiveness and recommends to the Board any changes required as a result of such review.

Nomination Committee

During the financial year the members of the Committee were: Mr Brydon, as Chairman of the Committee, Mr Jackson and Sir Kevin Tebbit.

The Committee leads the process for identifying, and makes recommendations to the Board regarding, candidates for appointment as directors of the Company and as Company Secretary, giving full consideration to succession planning and the leadership needs of the Group. It also makes recommendations to the Board on the composition of the Nomination Committee and the composition and chairmanship of the Audit and Remuneration Committees. It reviews regularly the structure, size and composition of the Board, including the balance of skills, knowledge and experience and the independence of the non-executive directors, and makes recommendations to the Board with regard to any changes.

The Committee meets periodically when required. No one other than members of the Committee is entitled to be present at meetings but the non-executive directors who are not members of the Committee and the Chief Executive are normally invited to attend and external advisers may be invited by the Committee to attend.

The Committee has access to such information and advice both from within the Group and externally, at the cost of the Company, as it deems necessary. This may include the appointment of external search consultants, where appropriate. The Committee reviews annually its terms of reference and effectiveness and recommends to the Board any changes required as a result of such review.

The procedures referred to above were used by the Nomination Committee in the appointment of Mr S J Chambers and Mr P H Loescher as non-executive directors with effect from 27 November 2006 and 1 June 2007, respectively.

Directors' remuneration report

Introduction
The Directors' remuneration report is presented to shareholders by the Board. The report complies with the Directors' Remuneration Report Regulations 2002 (the Regulations). A resolution will be put to shareholders at the Annual General Meeting on 20 November 2007 inviting them to approve this report.

The Remuneration Committee
Mr Brydon and Mr Challen were members of the Committee throughout the financial year. As previously mentioned, Mr O'Leary died on 14 August 2006. Sir Julian Horn-Smith was Chairman of the Committee up to his retirement from the Board on 21 November 2006. Mr Chambers became Chairman of the Committee on 12 December 2006. Sir Nigel Broomfield's appointment ceased when he retired as a director on 31 March 2007. Mr Loescher joined the Committee on 1 June 2007.

Mr Brydon is absent when his own remuneration as Chairman of the Company is under consideration. The Chief Executive attends meetings of the Committee by invitation; he is absent when his own remuneration is under consideration.

The Committee operates within agreed terms of reference and has responsibility for making recommendations to the Board on the Group's general policy relating to executive remuneration. It also determines, on behalf of the Board, specific remuneration packages for the executive directors (including their annual bonus targets and grants of share awards) and for the Chairman. The Committee's terms of reference are available for inspection on the Company's website.

The Company complied with the provisions of the Combined Code on Corporate Governance (July 2003 issue) relating to directors' remuneration throughout the financial year (save that, as explained on page 28, the Chairman is a member of the Committee). Although the June 2006 issue of the Combined Code did not apply to the Company until 1 August 2007, the Company was fully compliant with the provisions of the 2006 issue throughout 2006/07.

The Committee meets regularly and takes advice from both inside and outside the Group on a range of matters, including the scale and composition of the total remuneration package payable to people with similar responsibilities, skills and experience in comparable industrial companies which are UK-based but which, like Smiths, have extensive operations outside the UK.

During the year, the Committee received material assistance and advice from the Chief Executive and from the General Counsel (who is also Secretary to the Committee). In addition, the Committee received material assistance and advice from:

- Towers Perrin, remuneration consultants; and
- Freshfields Bruckhaus Deringer, solicitors.

Towers Perrin, who also provided remuneration and pensions advice to the Company during the year, were appointed by the Committee. Freshfields Bruckhaus Deringer, who were appointed by the Company, also advised the Group on various discrete legal matters during the year.

The remuneration of directors is set out in tables on pages 36 and 37.

Remuneration policy
The Committee believes that the individual contributions made by the executive directors are fundamental to the successful performance of the Company.

The Committee has adopted a remuneration policy (which will continue to apply during 2007/08) with the following objectives:

(a) performance-related remuneration should seek to align the interests of executive directors with those of shareholders;

(b) a significant proportion of remuneration should be based on operational and financial performance both in the short and long term, as well as the individual contributions made by the executive directors; and

(c) the remuneration packages for executive directors should be competitive in terms of market practice in order to attract and retain executive directors of the highest calibre.

The following graph shows the Company's total shareholder return (TSR) performance over the past five years. As required by the Regulations, the Company's TSR is compared with a broad equity market index. The index chosen here is the FTSE 100 Index which provides an effective indication of the TSR performance of other leading UK-listed companies. The Company has been a constituent of this index throughout the period.

Five year historical TSR performance


£200
£180
£160
£140
£120
£100
£80
Value of hypothetical £100 holding
— Smiths
— FTSE 100
July 02
July 03
July 04
July 05
July 06
July 07

Growth in the value of a hypothetical £100 holding over 5 years.
FTSE 100 comparison based on 30 trading day average values.

Elements of remuneration
Executive directors' remuneration comprises: basic salary, benefits in kind, annual bonus and pension benefits. In addition, executive directors and senior executives participate in certain share-based incentive schemes, currently comprising the Smiths Group Sharesave Scheme, the Smiths Group Performance Share Plan (the Performance Share Plan) and the Smiths Group Co-Investment Plan (the Co-Investment Plan). The Performance Share Plan and the Co-Investment Plan were both approved at the Annual General Meeting in 2004. Executive directors continue to hold awards under predecessor schemes, being the Smiths Industries 1995 Executive Share Option Scheme (the 1995 Scheme) and the Smiths Industries Senior Executive Deferred Share Scheme (the Deferred Share Scheme). The annual bonus element and executive share incentives are linked to performance. The Committee regards participation in share-based incentive schemes as a key element in the executive directors' remuneration packages.

The first grant of awards under the Performance Share Plan to executive directors and senior executives (who consequently no longer receive grants under the 1995 Scheme) took place in 2004/05, and further grants were made in 2005/06 and 2006/07. Executive directors and senior executives participated in the Co-Investment Plan, which replaced the Deferred Share Scheme, in 2005/06 and 2006/07.

Further information on the share plans is set out below.

Salary and benefits in kind
Salaries are reviewed annually for each executive director. The Committee takes into account individual performance and experience, the size and nature of the role, the relative performance of the Company, pay policy within the Company and the salaries in comparable industrial companies. The Committee revised the peer group of companies used to assess the competitiveness of the Company's remuneration packages following the disposal of Smiths Aerospace and corporate activity affecting peer group members. Benefits include a fully expensed company car (or an allowance in lieu), health insurance and, where appropriate, relocation and education expenses.

Bonuses
Executive directors are eligible to participate in an annual bonus plan based on a combination of corporate financial goals and individual achievements which, for 2006/07, included individual contributions toward transformational actions occurring during the year. The maximum level of bonus that may be awarded for the financial year 2007/08 is 100% (Chief Executive 120%) of salary. The Committee intends to review this level annually to ensure that it remains appropriately competitive. Bonuses paid to executive directors in respect of the 2006/07 financial year are set out in the table on page 36.

Executive directors and other senior executives are eligible, if invited, to participate in the Co-Investment Plan. Under this plan, participants are able to invest in shares an amount determined annually by the Committee not exceeding the full amount of their annual bonus or, if greater, 25% of salary (in both cases, on an after-tax basis). If the participant remains in service for three years, he will, subject to the Company satisfying a performance condition, be eligible to receive a one-for-one matching share award (based on the pre-tax amount of salary or deferred bonus in question). The applicable performance condition is that the Company's average return on capital employed over the performance period should exceed the Company's weighted average cost of capital over the same period by an average margin of at least 1% per annum. The Committee regards this condition as appropriate as it is a test of the operating efficiency of the Company but this will remain subject to annual review. There will be no retesting of the performance condition.

Dr Ferrie left the Group on completion of the disposal of Smiths Aerospace in May 2007. In the light of his exceptional contribution to the sale process, his bonus was calculated by reference to his full annual salary for the 2006/07 financial year, rather than the salary paid in the period to May 2007. No compensation payment was made to Dr Ferrie when he left the Group.

Pensions

The Company operates a number of different pension arrangements for executive directors, generally reflecting the individual's pension arrangements at the time he was appointed to the Board. In the case of Mr Butler-Wheelhouse, the Company pays a monthly salary supplement of a percentage of salary approved by the Committee to enable him to make his own pension provision. In the cases of Messrs Langston and Lillycrop, final salary schemes provide a pension of up to two-thirds of final pensionable salary. The Company continues to apply an earnings cap, on a basis similar to the pre-2006 statutory limit, to determine the proportion of overall pension payable by the regulated pension scheme, with the balance of pension provided by the Company; these arrangements substantially represent a continuation of pre-2006 practice and involve no additional cost for the Company. In appropriate cases, the Company permits the waiver of salary and pension supplement entitlements where the arrangement does not involve additional cost for the Company. Where such waivers are made, incentives and pension entitlements continue to be calculated by reference to salaries prior to these reductions. Details of the salary supplements, waiver and other pension provisions are set out in the tables on pages 36 and 37.

Directors' annual bonus payments and any gains under share incentive schemes are not pensionable.

Share options and performance shares

The Company operates a number of share incentive schemes for executive directors and other employees.

The 1995 Scheme was approved at the Annual General Meeting in 1995 and amended in 2001. For executive directors and other senior executives the 1995 Scheme was replaced by the Performance Share Plan in 2004. The 1995 Scheme continues to cover approximately 330 executives whose awards are approved by the Committee.

Under the Performance Share Plan, the maximum value of share awards which may normally be made annually to executive directors and other senior executives to date is 150% of base salary. The Committee has power in exceptional circumstances (such as the recruitment of an executive director) to make share awards up to a maximum value of 300% of base salary. Grants to executive directors in 2005/05 and 2006/07 have been at the maximum of 150% of base salary. For 2007/08, the Committee, having reviewed the competitiveness of the overall executive director remuneration packages, intends to grant awards to executive directors at a reduced level of 133.3% of base salary in the case of the Chief executive and 112.5% of base salary in other cases. Awards will be released after three years to the extent a performance condition is met. One-third of the award is subject to a TSR target relative to other FTSE 100 companies (excluding financial companies and investment trusts). For full vesting, the Company's TSR must be at or above the 75th percentile over the three year performance period. 25% of the award will vest if the Company's TSR is at median. Awards will vest on a straight-line pro rata basis between median and 75th percentile. The remaining two-thirds of the award will be subject to an earnings per share (EPS) growth target (measured before exceptional items). For the three year cycle commencing in 2006/07, full vesting will occur if the compound annual growth in EPS is equivalent to 12% per annum. 25% vesting will occur if the compound annual growth in EPS is equivalent to 5% per annum, with vesting on a straight-line basis between 5% and 12%.

The Committee considers the use of two measures, in these proportions, to be appropriate. The TSR performance measure is dependent on the Company's relative long-term share price performance, and therefore brings a market perspective to the Performance Share Plan. This is balanced by a key internal measure, EPS growth, which is critical to our long-term success and ties in with the Group's strategic goals.

The Committee determined the threshold and maximum vesting levels operated to date after considering the Company's historic performance and future plans, and on the basis of external advice. Having recently reviewed these and other factors the Committee continues to consider that the achievement of compound annual EPS growth of 12% per annum is a suitably demanding target for maximum vesting. This will remain subject to annual review. There will be no retesting of the TSR and EPS performance measures.

The Smiths Group Sharesave Scheme, which is open to all UK employees with 12 months' service, is subject to UK legislation as to the amount that can be saved. Participants save a fixed sum per month for three or five years and may use the sum generated by their savings contracts to exercise the options which are usually granted at a 20% discount to the market price.

In the financial year ended 31 July 2007, executive directors exercised share options and at 31 July 2007 held unexercised options and share awards as described in the table on pages 39 to 41.

With the exception of the exercise of Sharesave options by Mr Langston and Mr Lillycrop on 1 August 2007 and the lapse, on 8 September 2007, of the TI executive scheme options granted to Mr Langston and Mr Lillycrop on 8 September 1997, there were no changes in the options and awards held by directors between 1 August and 24 September 2007. The Register of Directors' Interests (which is open to inspection) contains full details of directors' shareholdings, options to acquire shares in the Company and share awards.

Impact of the Return of Cash and 2 for 3 share capital consolidation

Participants under the Smiths Group share schemes are not the beneficial owners of the shares under their options and awards and so were unable to participate in the Return of Cash (other than in respect of shares beneficially owned by them, including shares acquired for the purposes of participation in certain of the share schemes). The Board determined that no adjustment should be made to their options and awards as the 2 for 3 share capital consolidation had the effect of maintaining the value of these options and awards, subject to normal market fluctuations. Following the 2 for 3 share capital consolidation, all such participants remained entitled to receive the same number of shares on exercise of their options and/or vesting of their awards as under their previous entitlement. Participants in the Smiths Group Co-Investment Plan, who are required to make an investment in shares (Invested Shares) as a condition to the grant of a matching award over shares (Matching Award), were entitled to participate in the Return of Cash in respect of their Invested Shares. Such participants had the choice to reinvest the Return of Cash received in respect of their Invested Shares (less an allowance for tax liabilities) in which case no adjustment was made to their Matching Award for the reasons stated above. Alternatively, they could elect not to reinvest, in which case the number of shares under their Matching Award would be reduced on a basis which reflects the 2 for 3 share capital consolidation. All directors elected for the first alternative and will reinvest in accordance with an agreed timetable. Participants in the predecessor share plan, the Smiths Industries Senior Executive Deferred Share Scheme, where the final award matures in December 2007, were entitled to retain the Return of Cash proceeds received in respect of their invested shares, and their options were not adjusted.

Remuneration

The total remuneration of directors, excluding the value of shares to which certain directors may become entitled under the Deferred Share Scheme, Performance Share Plan and Co-Investment Plan and also defined benefit pension arrangements, was as follows:

	2007 £000	2006 £000
Fees, salaries and benefits	**2,740**	3,207
Performance-related bonuses	**1,943**	2,047
Gain from exercise of share options	**3,479**	1,488
Incremental gain from deferred share scheme exercises	**363**	153
Payments in lieu of pension contribution	**544**	561
	9,069	7,456

The emoluments of the directors are set out below:

	Fees/salary		Benefits	Bonus	Payments in lieu of pension contribution	Total emoluments	
	2007 £000	2006 £000	2007 £000	2007 £000	2007 £000	2007 £000	2006 £000
Chairman							
D H Brydon	**273**	260	**20**	–	–	**293**	280
Chief Executive							
K O Butler-Wheelhouse	**840**	811	**46**	**826**	**420**	**2,132**	2,084
Executive directors							
J Langston	**400**	358	**33**	**355**	–	**788**	738
D P Lillycrop	**359**	342	**69**	**359**	–	**787**	737
Non-executive directors							
D J Challen	**65**	57	–	–	–	**65**	57
S J Chambers (appointed 27/11/06)	**40**	–	–	–	–	**40**	–
P J Jackson	**65**	63	–	–	–	**65**	63
P H Loescher (appointed 01/06/07)	**8**	–	–	–	–	**8**	–
Sir Kevin Tebbit (appointed 14/06/06)	**50**	6	–	–	–	**50**	6
Former directors							
Sir Nigel Broomfield (retired 31/03/07)*	**33**	48	–	–	–	**33**	48
J Ferrie (resigned 04/05/07)	**309**	392	**56**	**403**	**124**	**892**	843
Sir Julian Horn-Smith (retired 21/11/06)	**20**	52	–	–	–	**20**	52
R W O'Leary (deceased 14/08/06)	**4**	48	–	–	–	**4**	48
Lord Robertson of Port Ellen (resigned 27/02/06)	–	32	–	–	–	–	32
A M Thomson (retired 06/09/06)*	**46**	436	**4**	–	–	**50**	827
	2,512	2,905	**228**	**1,943**	**544**	**5,227**	5,815

*Mr Thomson, a former director, also received £276,839 in cash and benefits pursuant to a consultancy agreement operating between 7 September 2006 and 31 March 2007. Sir Nigel Broomfield, a former director, also received £6,667 pursuant to a consultancy agreement operating between 1 April and 31 July 2007.

1. Shares which may be awarded under the Deferred Share Scheme, Performance Share Plan and Co-Investment Plan are as set out in the directors' share options table on pages 39 to 41.

2. Under the arrangements approved by the Remuneration Committee, Mr Butler-Wheelhouse and Mr Thomson have waived entitlements to certain of their emoluments in return for the Company making equivalent amounts of contributions to the Smiths Industries Pension Scheme to provide money purchase benefits, which does not involve additional cost for the Company. Under these arrangements, Mr Butler-Wheelhouse waived £171,328 and Mr Thomson £88,665 during the year. The amounts waived would otherwise have been paid to Mr Butler-Wheelhouse as payments in lieu of pension contributions and Mr Thomson as salary or consultancy fee. For reasons of clarity, all amounts referred to are included in the table above.

3. In common with other UK employees participating in the relevant pension schemes, the salaries of Messrs Langston, Lillycrop and Thomson were reduced by £8,250, £8,250 and £5,556 respectively and the Company paid the same amount directly to the pension schemes during the year. For reasons of clarity, the salaries shown in the table above for these directors are the amounts they would have been paid if they had not given up these salary entitlements.

Directors' pension entitlements

Accrued annual pension under defined benefit schemes

	Age at 31 July 2007	Accrued entitlement at 5 August 2006 £000	Additional pension earned during the year (excluding any increase for inflation) £000	Transfer value of accrued benefits at 31 July 2007 (A) £000	Transfer value of accrued benefits at 5 August 2006 (B) £000	The amount of (A – B) less contributions made by the director in 2007 £000	Accrued entitlement at 31 July 2007 £000
J Langston	57	176	30	3,656	3,020	636	212
D P Lillycrop	51	141	11	2,058	1,849	209	156
A M Thomson (retired 06/09/06)	60	233	14	5,237	4,654	583	253

Mr Thomson retired in September 2006 and he deferred drawing his pension until 1 April 2007. His total accrued entitlement on retirement was £252,643 p.a. which he took in the form of an annual pension. His pension in payment was increased on 1 May 2007, in accordance with the normal scheme increases, and is £259,128 p.a. at 31 July 2007.

1. An executive director's normal retirement age is 60. An early retirement pension, based on actual service completed, may be paid after age 50 and may be subject to a reduction on account of early payment. On death, a spouse's pension of two-thirds of the director's pension (or for death-in-service his prospective pension at age 60) is payable. All pensions in excess of the Guaranteed Minimum Pension (GMP) are guaranteed to increase at the lesser of (i) in the case of Mr Thomson, 5% per annum compound and, in the case of Messrs Langston and Lillycrop, 7% per annum compound and (ii) the annual increase in the Retail Prices Index. There has, however, been a long-standing practice of granting additional discretionary increases on pensions in excess of the GMP to bring them into line with price inflation.

2. In common with other UK employees participating in the relevant pension schemes, the salaries of Messrs Langston, Lillycrop and Thomson were reduced by £8,250, £8,250 and £5,556 respectively and the Company paid the same amount directly to the pension schemes during the year. The benefits provided under the relevant pension schemes were not affected by these arrangements. Separately, as described in Note 2 on page 36, additional pension benefits were provided to Mr Thomson following his waiver of a further £88,665 of salary.

3. Transfer values of the accrued benefits have been calculated in accordance with actuarial guidance (GN11), and represent the amount that the pension scheme would pay to another pension provider if the member elects to transfer all of his benefits out of the scheme. The transfer values do not represent sums payable or due to the individual directors and therefore cannot be added meaningfully to annual remuneration.

Directors' interests in the Company's shares

	Ordinary shares of 37.5p each 31 July 2007	Ordinary shares of 25p each 5 August 2006
D H Brydon	**8,000**	12,000
K O Butler-Wheelhouse	**400,732**	429,620
D J Challen	**1,333**	2,000
S J Chambers (appointed 27/11/06)	**1,333**	2,000†
P J Jackson	**0**	0
J Langston	**112,824**	94,351
D P Lillycrop	**80,623**	80,254
P H Loescher (appointed 01/06/07)	**0**	0†
Sir Kevin Tebbit	**0**	0
Sir Nigel Broomfield (retired 31/03/07)	**103***	103
J Ferrie (resigned 04/05/07)	**151,495***	124,898
Sir Julian Horn-Smith (retired 21/11/06)	**6,682***	6,682
R W O'Leary (deceased 14/08/06)	**0***	0
A M Thomson (retired 06/09/06)	**138,663***	138,663

*Indicates holding of ordinary shares of 25p each at date of resignation.

†Indicates holding of ordinary shares of 25p each at date of appointment.

These interests include beneficial interests of the directors and their families in the Company's shares held in trusts and holdings through nominee companies. None of the directors has disclosed any non-beneficial interests in the Company's shares. Messrs Butler-Wheelhouse, Langston and Lillycrop each have a technical interest in 433,333 ordinary shares of 37.5p held by the Employee Share Trust by virtue of their being potential beneficiaries of the Trust.

Mr Langston exercised his 2004 Issue Sharesave option on 1 August 2007 and acquired 1,795 ordinary shares of 37.5p each at the exercise price of 525p per share. On the same day Mr Lillycrop exercised his 2002 Issue Sharesave option and acquired 1,539 ordinary shares of 37.5p each at the exercise price of 645p per share. The Company has not been notified of any other changes to the holdings of the current directors, their families and any connected persons between 1 August and 24 September 2007.

Share ownership
It is the Company's policy that executive directors should, over time, acquire a shareholding with a value equal to at least one and a half years' gross salary.

Service contracts
The Company's policy is that executive directors are employed on terms which include a one-year rolling period of notice and provision for the payment of predetermined damages in the event of termination of employment in certain circumstances.

Mr Butler-Wheelhouse is employed under a service contract with the Company dated 26 September 2001, as varied by a letter dated 31 July 2007. Mr Butler-Wheelhouse's contract may be terminated by 12 months' notice given by the Company or six months' notice given by Mr Butler-Wheelhouse. It had been announced that Mr Butler-Wheelhouse would be retiring on 31 July 2008 and no compensation would have been payable to him under his service contract on retirement. As was announced on 26 September 2007, the Company elected to terminate Mr Butler-Wheelhouse's employment prior to 31 July 2008 in order to facilitate handover arrangements to his successor as Chief Executive and he is accordingly entitled to receive his salary, pension allowance and benefits in kind for the period from 11 December 2007 to 31 July 2008. Mr Butler-Wheelhouse is also entitled to a cash bonus in respect of the 2007/08 financial year equal to the average of the annual bonuses paid to him over the three financial years 2004/05, 2005/06 and 2006/07.

Messrs Langston and Lillycrop are employed under service contracts with the Company dated 26 September 2001. Each service contract is for an indefinite term expressed to end automatically on the anticipated normal retirement date (age 60), but may be terminated by 12 months' notice given by the Company or six months' notice given by the director concerned. The Company may at its discretion elect to terminate the contract by making a payment in lieu of notice on the following terms:

(a) the salary receivable during the notice period;

(b) an amount equal to 50% of the maximum bonus potential receivable under the executive bonus scheme for the then current bonus year;

(c) the annual cost to the Company of providing all other benefits to which directors were entitled under their contracts, which has been pre-agreed as 10% of basic salary; and

(d) an amount equal to the cost of securing one year's pensionable service in the appropriate pension scheme(s). In addition, the Company has given its irrevocable consent to early payment of their pension from age 50 and without actuarial reduction from age 55.

Dr Ferrie left the group on completion of the disposal of Smiths Aerospace in May 2007. He was employed under a service contract with the Company dated 31 January 2000 which was terminable on 12 months' notice given by the Company or six months' notice given by Dr Ferrie. No compensation payment was made to Dr Ferrie when he left the Group.

External appointments
Subject to the overriding requirements of the Company, the Committee is prepared to allow executive directors to accept external appointments where it considers that such appointments will contribute to the director's breadth of knowledge and experience. Directors are permitted to retain fees associated with such appointments.

The total amounts of fees earned in the financial year to 31 July 2007 by Mr Thomson (up to his retirement from the Board on 6 September 2006) in respect of non-executive directorships elsewhere was £3,750.

Chairman and non-executive directors
Non-executive directors (which term excludes the Chairman) were paid fees totalling £285,000 in the financial year ended 31 July 2007. Their remuneration is determined by the Board in accordance with the Articles of Association. During the year, the basic fee was £50,000 per annum. The Chairman and the non-executive directors are not eligible for bonuses or participation in share schemes and no pension contributions are made on their behalf. The Chairman and the non-executive directors serve the Company under letters of appointment and do not have contracts of service or contracts for services.

Auditable part
The directors' remuneration tables and accompanying notes on page 36; the directors' pensions table and accompanying notes on page 37; and the directors' share options table on pages 39 to 41 have been audited.

The Directors' remuneration report has been approved by the Board and signed on its behalf by:

S J Chambers
27 September 2007

Directors' share options and long-term share plans

Director and Scheme	Options and awards held on 31 July 2007	Options and awards held on 5 August 2006	Option and award data					Options exercised 2006/07				
	Number	Number	Performance test	Exercise price	Grant date	Vesting date*	Expiry date**	Exercise date	Number	Exercise price	Market price at date of grant***	Market price at date of exercise†
K O Butler-Wheelhouse												
95 ESOS	0‡	645	A	823.00p	25/10/96	25/10/99	25/10/06					
	86,849	86,849	B	806.00p	09/04/02	09/04/05	09/04/12					
	86,848	86,848	C	806.00p	09/04/02	09/04/05	09/04/12					
	0	112,500	B	654.00p	02/10/02	02/10/05		02/02/07	112,500	654.00p	654.00p	1,068.13p
	0	112,500	C	654.00p	02/10/02	02/10/05		02/02/07	112,500	654.00p	654.00p	1,068.13p
	0	113,125	B	669.00p	01/10/03	01/10/06		02/02/07	113,125	669.00p	669.00p	1,068.13p
	0	113,125	C	669.00p	01/10/03	01/10/06		02/02/07	113,125	669.00p	669.00p	1,068.13p
PSP												
	100,746	100,746	D	n/a	07/12/04	07/12/07	07/12/07					
	50,373	50,373	E	n/a	07/12/04	07/12/07	07/12/07					
	86,548	86,548	D	n/a	07/10/05	20/10/08	20/10/08					
	43,274	43,274	E	n/a	07/10/05	20/10/08	20/10/08					
	93,698	0	D	n/a	29/09/06	25/10/09	25/10/09					
	46,849	0	E	n/a	29/09/06	25/10/09	25/10/09					
CIP												
	125,937	125,937	F	n/a	25/10/05	24/09/08	24/09/08					
	75,213	0	F	n/a	02/02/07	30/09/09	30/09/09					
SAYE												
	2,964	2,964		554.00p	08/05/03	01/08/08	01/02/09					
DSS												
	0	45,396		0.10p	24/10/03	24/10/06		02/02/07	45,396	0.01p	693.25p	1,068.13p
	58,987	58,987		0.10p	07/12/04	07/12/07	07/11/11					
J Langston												
95 ESOS												
	38,462	38,462	B	806.00p	09/04/02	09/04/05	09/04/12					
	38,461	38,461	C	806.00p	09/04/02	09/04/05	09/04/12					
	0	49,750	B	654.00p	02/10/02	02/10/05		02/02/07	49,750	654.00p	654.00p	1,068.13p
	0	49,750	C	654.00p	02/10/02	02/10/05		02/02/07	49,750	654.00p	654.00p	1,068.13p
	0	50,000	B	669.00p	01/10/03	01/10/06		02/02/07	50,000	669.00p	669.00p	1,068.13p
	0	50,000	C	669.00p	01/10/03	01/10/06		02/02/07	50,000	669.00p	669.00p	1,068.13p
PSP												
	44,547	44,547	D	n/a	07/12/04	07/12/07	07/12/07					
	22,274	22,274	E	n/a	07/12/04	07/12/07	07/12/07					
	38,269	38,269	D	n/a	07/10/05	20/10/08	20/10/08					
	19,135	19,135	E	n/a	07/10/05	20/10/08	20/10/08					
	44,618	0	D	n/a	29/09/06	25/10/09	25/10/09					
	22,309	0	E	n/a	29/09/06	25/10/09	25/10/09					
CIP												
	51,680	51,680	F	n/a	25/10/05	24/09/08	24/09/08					
	31,881	0	F	n/a	02/02/07	30/09/09	30/09/09					
SAYE												
	1,795	1,795		525.00p	05/05/04	01/08/07		*exercised 01/08/07*				
	1,088	0		868.00p	18/05/07	01/08/10	01/02/11					
DSS												
	0	18,091		0.10p	24/10/03	24/10/06		02/02/07	18,091	0.01p	693.25p	1,068.13p
	17,922	17,922		0.10p	07/12/04	07/12/07	07/11/11					
TI 90 ESOS												
	0‡	14,264		1,097.82p	02/04/97	02/04/00	02/04/07					
	18,691	18,691		1,219.80p	08/09/97	08/09/00		*lapsed 08/09/07*				
	0	14,756		1,026.66p	13/03/98	13/03/01		02/02/07	14,756	1,026.66p	1,026.66p	1,068.13p

	Options and awards held on 31 July 2007	Options and awards held on 5 August 2006	Option and award data						Options exercised 2006/07				
Director and Scheme	Number	Number	Performance test	Exercise price	Grant date	Vesting date*	Expiry date**	Exercise date	Number	Exercise price	Market price at date of grant***	Market price at date of exercise†
D P Lillycrop												
95 ESOS												
	37,221	37,221	B	806.00p	09/04/02	09/04/05	09/04/12					
	37,220	37,220	C	806.00p	09/04/02	09/04/05	09/04/12					
	0	47,500	B	654.00p	02/10/02	02/10/05		02/02/07	47,500	654.00p	654.00p	1,068.13p
	0	47,500	C	654.00p	02/10/02	02/10/05		02/02/07	47,500	654.00p	654.00p	1,068.13p
	0	47,750	B	669.00p	01/10/03	01/10/06		02/02/07	47,750	669.00p	669.00p	1,068.13p
	0	47,750	C	669.00p	01/10/03	01/10/06		02/02/07	47,750	669.00p	669.00p	1,068.13p
PSP												
	42,491	42,491	D	n/a	07/12/04	07/12/07	07/12/07					
	21,246	21,246	E	n/a	07/12/04	07/12/07	07/12/07					
	36,503	36,503	D	n/a	07/10/05	20/10/08	20/10/08					
	18,252	18,252	E	n/a	07/10/05	20/10/08	20/10/08					
	40,060	0	D	n/a	29/09/06	25/10/09	25/10/09					
	20,030	0	E	n/a	29/09/06	25/10/09	25/10/09					
CIP												
	45,362	45,362	F	n/a	25/10/05	24/09/08	24/09/08					
	29,994	0	F	n/a	02/02/07	30/09/09	30/09/09					
SAYE												
	1,539	1,539		645.00p	09/05/02	01/08/07		*exercised 01/08/07*				
	1,185	1,185		554.00p	08/05/03	01/08/08	01/02/09					
	1,131	0		868.00p	18/05/07	01/08/10	01/02/11					
DSS												
	0	14,219		0.10p	24/10/03	24/10/06		02/02/07	14,219	0.01p	693.25p	1,068.13p
	21,750	21,750		0.10p	07/12/04	07/12/07	07/11/11					
TI 90 ESOS												
	0‡	11,067		1,121.20p	09/09/96	09/09/99	09/09/06					
	0‡	15,248		1,097.82p	02/04/97	02/04/00	02/04/07					
	19,675	19,675		1,219.80p	08/09/97	08/09/00		*lapsed 08/09/07*				
	23,364	23,364		1,026.66p	13/03/98	13/03/01	13/03/08					
	0	36,153		943.31p	11/03/99	11/03/02	11/03/09	02/02/07	36,153	943.31p	943.31p	1,068.13p
J Ferrie – transferred 04/05/07												
95 ESOS												
	39,702#	39,702	B	806.00p	09/04/02	09/04/05	06/07/09					
	39,702#	39,702	C	806.00p	09/04/02	09/04/05	06/07/09					
	54,250#	54,250	B	654.00p	02/10/02	02/10/05	06/07/09					
	54,250#	54,250	C	654.00p	02/10/02	02/10/05	06/07/09					
	54,500#	54,500	B	669.00p	01/10/03	01/10/06	06/07/09					
	54,500#	54,500	C	669.00p	01/10/03	01/10/06	06/07/09					
PSP												
	48,659#	48,659	D	n/a	07/12/04	07/12/07	07/12/07					
	24,330#	24,330	E	n/a	07/12/04	07/12/07	07/12/07					
	41,802#	41,802	D	n/a	07/10/05	07/10/08	20/10/08					
	20,901#	20,901	E	n/a	07/10/05	07/10/08	20/10/08					
	45,001#	0	D	n/a	29/09/06	25/10/09	25/10/09					
	22,501#	0	E	n/a	29/09/06	25/10/09	25/10/09					
CIP												
	31,571#	31,571	F	n/a	25/10/05	25/10/08	25/10/08					
	21,517#	0	F	n/a	02/02/07	30/09/09	30/09/09					
SAYE												
	0	2,775		608.00p	10/05/01	01/08/06		09/08/06	2,775	608.00p	608.00p	881.50p
DSS												
	0	19,028		0.10p	24/10/03	24/10/06		02/02/07	19,028	0.01p	693.25p	1,068.13p
	26,852#	26,852		0.10p	07/12/04	04/05/07	04/11/07					

Director and Scheme	Options and awards held on 31 July 2007 Number	Options and awards held on 5 August 2006 Number	Option and award data Performance test	Exercise price	Grant date	Vesting date*	Expiry date**	Options exercised 2006/07 Exercise date	Number	Exercise price	Market price at date of grant***	Market price at date of exercise†
A M Thomson – retired 06/09/06												
95 ESOS												
	21,590#	21,590	A	934.00p	17/10/97	17/10/00	17/10/07					
	31,982#	31,982	A	765.00p	21/10/98	21/10/01	06/03/08					
	24,790#	24,790	A	858.50p	01/10/99	01/10/02	06/03/08					
	31,598#	31,598	A	807.00p	01/12/00	01/12/03	06/03/08					
	26,250#	26,250	A	790.00p	19/04/01	19/04/04	06/03/08					
	44,665#	44,665	B	806.00p	09/04/02	09/04/05	06/03/08					
	44,665#	44,665	C	806.00p	09/04/02	09/04/05	06/03/08					
	60,500#	60,500	B	654.00p	02/10/02	02/10/05	06/03/08					
	60,500#	60,500	C	654.00p	02/10/02	02/10/05	06/03/08					
	60,875#	60,875	B	669.00p	01/10/03	01/10/06	06/03/08					
	60,875#	60,875	C	669.00p	01/10/03	01/10/06	06/03/08					
PSP												
	54,142#	54,142	D	n/a	07/12/04	07/12/07	07/12/07					
	27,071#	27,071	E	n/a	07/12/04	07/12/07	07/12/07					
	46,512#	46,512	D	n/a	07/10/05	07/10/08	20/10/08					
	23,256#	23,256	E	n/a	07/10/05	07/10/08	20/10/08					
CIP												
	55,414#	55,414	F	n/a	25/10/05	25/10/08	25/10/08					
DSS												
	15,709#	15,709		0.10p	24/10/03	24/10/06	06/03/07					
	22,771#	22,771		0.10p	07/12/04	06/09/06	06/03/07					

Key

95 ESOS The Smiths Industries 1995 Executive Share Option Scheme

PSP The Smiths Group Performance Share Plan

CIP The Smiths Group Co-Investment Plan

SAYE The Smiths Group Sharesave Scheme

DSS The Smiths Industries Senior Executive Deferred Share Scheme

TI 90 ESOS The TI Group (1990) Executive Share Option Scheme

Performance tests

A Total Shareholder Return of the Company versus the Total Return of FTSE General Industrials Index

B EPS growth versus UK RPI Index + 3% p.a.

C EPS growth versus UK RPI Index + 4% p.a.

D Earnings Per Share growth test (see above)

E Total Shareholder Return rank test (see above)

F Return on Capital Employed test (see above)

* The Vesting dates shown above in respect of options granted under the 95 ESOS and awards made under the PSP and CIP are subject to the relevant performance test being passed.

** The Expiry dates shown above apply in normal circumstances. No Expiry date is shown if the option or award has been exercised or lapsed prior to 24 September 2007 or, in the cases of the two former directors, their respective dates of termination, where the Expiry dates shown are specific to the individual's circumstances.

*** Market price of a Smiths share at date of grant (if different from exercise price). The exercise price of an option under the Smiths Group Sharesave Scheme is set at 20% less than the mid-market closing price of a Smiths share on the business day preceding the date on which employees are invited to participate in the grant. The market prices for Deferred Share Scheme options are actual prices paid for the matching shares purchased by the optionholders.

† Mid-market closing quotation from the London Stock Exchange Daily Official List or actual sale price, if applicable.

‡ denotes the option lapsed on the 10th anniversary of its date of grant.

\# Options held at date of cessation of appointment as a director of the Company.

Notes

The high and low mid-market closing prices of the ordinary shares during the period 6 August 2006 to 31 July 2007 were 1190p and 840p respectively.

The mid-market closing price on 4 August 2006 was 897.5p and on 31 July 2007 was 1047p.

The mid-market closing prices of a Smiths share on the dates of awards made to directors under the PSP and CIP in the 2006/07 financial year were 896.5p (PSP award on 29/09/06) and 1068.5p (CIP award on 02/02/07).

Of the 495,152 shares under options granted to and held by directors under the 95 ESOS, SAYE and DSS at 31 July 2007, 456,786 shares were granted at exercise prices below the market price of a Smiths Group share on 24 September 2007 (1050p) and 38,366 shares were at exercise prices above the market price on that date.

None of the options or awards listed above was subject to any payment on grant.

Options which lapsed during the financial year ended 31 July 2007 are indicated in the table above by a double dagger mark ‡; no other options or awards held by any director lapsed during the period 6 August 2006 to 31 July 2007.

No other Director held any options over the Company's shares during the period 6 August 2006 to 31 July 2007.

On 1 August 2007 Mr J Langston exercised his 2004 Issue SAYE option and Mr D P Lillycrop exercised his 2002 Issue SAYE option. The options granted to Mr Langston and Mr Lillycrop under the TI 90 ESOS on 8 September 1997 lapsed on the 10th anniversary of the date of grant. No other options or awards have been granted or exercised or have lapsed during the period 1 August to 24 September 2007.

Executive directors received their final grants of options under the 95 ESOS in October 2003. From 2004 senior executives, including directors, receive awards under the PSP. The final grant of options under the DSS was issued in December 2004: the DSS has been replaced by the CIP.

Options granted under the 95 ESOS can only be exercised after three years if a performance requirement, determined by the Remuneration Committee, has been met. Options granted under the 95 ESOS up to 2001 were subject to performance testing based on total shareholder return of the Company versus the total return of the General Industrials Sector of the FTSE All Shares Index. Options granted from 2002 are subject to a performance test based on growth in the Company's earnings per share. If the performance requirement is not satisfied at the end of the third year, the performance period may be extended for up to two further years so that performance is tested over a four year period at the end of the fourth year and a five year period at the end of the fifth year. The performance requirement is that the growth in the Company's normalised earnings per share over the three/four/five financial years beginning immediately prior to the option grant must exceed the increase in the UK Retail Prices Index over the same period by 3% per annum (for options up to one times base salary) and by 4% per annum (for the excess up to two times base salary). The performance tests for options granted up to and including October 2003 have all been passed with the sole exception of the grant on 9 April 2002, which failed its initial test and two retests. No further retests of the April 2002 grant will be undertaken. The April 2002 grant can now only be exercised in the event of a change in control of the Company or by certain 'good leavers'. Dr Ferrie qualified as such a good leaver and his April 2002 option vested on his cessation of employment. Mr Thomson's April 2002 option has not vested.

Under the DSS executive directors were able to use their after-tax bonus to purchase the Company's shares at the prevailing market price. At the end of a three year period, if the Director is still in office, he can exercise an option granted to him over matching shares, in respect of any shares retained for that period. The number of matching shares awarded was determined by the Committee at the end of the year in which the bonus was earned by reference to annual bonus, and other corporate financial criteria. The last grant under the DSS was made on 7 December 2004, in respect of bonus earned in the year to 31 July 2004, and matched shares purchased in the market by the grantee on that day. At 31 July 2007 the trustee of the DSS held 634,274 shares for the benefit of senior executives (including the directors as disclosed above). The market value of these shares at that date was £6.64m and dividends of approximately £246,567 were waived in the year in respect of the shares.

There are no performance criteria for the SAYE, DSS or the TI 90 ESOS.

Special provisions permit early exercise of options and vesting of awards in the event of retirement; redundancy; death; etc.

Statement of directors' responsibilities

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and the Group at the end of the year, and of the profit or loss of the Group for that period. In preparing those accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state that the consolidated financial statements comply with International Financial Reporting Standards, and the Parent Company Financial Statements comply with UK GAAP;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts; and
- prepare the accounts on the going concern basis unless it is inappropriate to assume that the Company and the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the accounts comply with the relevant provisions of the Companies Acts 1985 to 2006. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention of fraud and other irregularities.

Independent auditors' report to the members of Smiths Group plc

We have audited the group financial statements of Smiths Group plc for the period ended 31 July 2007 which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes. These group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Smiths Group plc for the period ended 31 July 2007 and on the information in the Directors' Remuneration Report that is described as having been audited.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report and the group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the group financial statements give a true and fair view and whether the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the group financial statements. The information given in the Directors' Report includes that specific information presented in the Business Review that is cross referred from the Directors' Report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the Combined Code (2003) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited group financial statements. The other information comprises only the Chairman's Statement, the Chief Executive's Statement, the Summary Performance Statement, the Business Review, the Directors' Report, the unaudited part of the Directors' Remuneration Report, the Statement of Directors' Responsibilities and the Group Financial Record. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group financial statements.

Opinion
In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 July 2007 and of its profit and cash flows for the period then ended;
- the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the group financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

27 September 2007

Notes
(a) The maintenance and integrity of the Smiths Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Consolidated income statement

	Notes	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Continuing operations			
Revenue	1	**2,160.9**	2,180.3
Cost of sales		**(1,159.1)**	(1,165.2)
Gross profit		**1,001.8**	1,015.1
Sales and distribution costs		**(311.5)**	(316.9)
Administrative expenses			
– normal activities		**(394.2)**	(399.1)
– provision for John Crane litigation	4	**(100.7)**	
– impairment of financial asset			(325.0)
Other operating income	2	**66.9**	
(Loss)/profit on business disposals	4	**(5.2)**	18.1
Operating profit/(loss)	2	**257.1**	(7.8)
Interest receivable		**21.4**	4.2
Interest payable		**(57.8)**	(57.3)
Other financing gains/(losses)		**2.1**	(0.5)
Other finance income – retirement benefits		**33.7**	25.2
Finance costs	5	**(0.6)**	(28.4)
Share of post-tax losses of associated companies	14	**(0.5)**	(1.1)
Profit/(loss) before taxation		**256.0**	(37.3)
Comprising			
– headline profit before taxation	3	**344.4**	315.8
– exceptional operating items	4		
• commutation of insurance policies		**42.9**	
• provision for John Crane litigation		**(100.7)**	
• other		**(40.4)**	(12.8)
– amortisation of acquired intangible assets		**(14.8)**	(13.0)
– financing gains/(losses)		**0.6**	(2.3)
– profit on sale/impairment of financial asset		**24.0**	(325.0)
		256.0	(37.3)
Taxation	6	**(53.1)**	(65.4)
Profit/(loss) after taxation – continuing operations		**202.9**	(102.7)
Profit after taxation – discontinued operations	7	**1,525.2**	126.9
Profit for the period		**1,728.1**	24.2
Profit for the period attributable to equity shareholders of the Parent Company		**1,728.1**	24.2
Earnings per share	9		
Basic		**314.7p**	4.3p
Basic – continuing operations		**36.9p**	(18.2)p
Diluted		**310.3p**	4.3p
Diluted – continuing operations		**36.4p**	(18.2)p

Consolidated statement of recognised income and expense

	Notes	**Period ended 31 July 2007 £m**	Period ended 5 August 2006 £m
Exchange loss		**(72.2)**	(113.1)
Cumulative exchange losses recycled on disposals		**49.2**	
Taxation recognised on exchange losses			
- current		**2.4**	
- deferred			(7.4)
Taxation recognised on share-based payment			
- current		**10.3**	
- deferred		**(9.4)**	(2.6)
Actuarial gain on retirement benefits	10	**70.3**	94.5
Taxation recognised on actuarial gains - deferred		**(30.1)**	(24.0)
Fair value (losses)/gains:			
- on cash-flow hedges	22	**(11.9)**	12.7
- on net investment hedges	22	**8.2**	17.1
Net income/(cost) recognised directly in equity		**16.8**	(22.8)
Profit for the period		**1,728.1**	24.2
Total recognised income and expense for the period attributable to equity shareholders of Smiths Group plc		**1,744.9**	1.4

Consolidated balance sheet

	Notes	2007 £m	2006 £m
Non-current assets			
Intangible assets	12	**1,021.3**	1,530.6
Property, plant and equipment	13	**260.9**	497.8
Investments accounted for using the equity method	14	**12.0**	14.0
Financial assets – other investments	15	**0.7**	0.8
Retirement benefit assets	10	**333.7**	183.7
Deferred tax assets	6	**94.0**	92.3
Trade and other receivables	17	**14.7**	16.8
Financial derivatives	22	**0.4**	6.2
		1,737.7	2,342.2
Current assets			
Inventories	16	**319.7**	558.4
Trade and other receivables	17	**489.8**	724.4
Cash and cash equivalents	18	**186.2**	120.6
Financial derivatives	22	**13.5**	26.1
		1,009.2	1,429.5
Assets of businesses held for sale	19	**31.3**	
Total assets		**2,778.2**	3,771.7
Non-current liabilities			
Financial liabilities:			
– borrowings	21	**(567.1)**	(862.3)
– financial derivatives	22	**(2.5)**	(4.4)
Provisions for liabilities and charges	23	**(143.4)**	(26.5)
Retirement benefit obligations	10	**(150.1)**	(235.8)
Deferred tax liabilities	6	**(118.0)**	(49.7)
Trade and other payables	20	**(22.5)**	(114.8)
		(1,003.6)	(1,293.5)
Current liabilities			
Financial liabilities:			
– borrowings	21	**(212.1)**	(185.0)
– financial derivatives	22	**(2.8)**	(4.9)
Provisions for liabilities and charges	23	**(90.1)**	(81.8)
Trade and other payables	20	**(412.6)**	(699.5)
Current tax payable		**(137.5)**	(144.1)
		(855.1)	(1,115.3)
Liabilities of businesses held for sale	19	**(16.2)**	
Total liabilities		**(1,874.9)**	(2,408.8)
Net assets		**903.3**	1,362.9
Shareholders' equity			
Share capital	26	**144.6**	141.8
Share premium account	27	**289.0**	224.1
Capital redemption reserve	27	**5.7**	
Revaluation reserve	27	**1.7**	1.7
Merger reserve	27	**234.8**	234.8
Retained earnings	27	**208.9**	734.0
Hedge reserve	27	**18.6**	26.5
Total shareholders' equity		**903.3**	1,362.9

The accounts on pages 45 to 91 were approved by the Board of Directors on 27 September 2007 and were signed on its behalf by:

Keith Butler-Wheelhouse
Chief Executive

John Langston
Finance Director

Consolidated cash-flow statement

	Notes	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Net cash inflow from operating activities	28	**246.0**	389.1
Cash-flows from investing activities			
Expenditure on capitalised development		**(87.4)**	(102.0)
Expenditure on other intangible assets		**(29.6)**	(25.1)
Purchases of property, plant and equipment		**(118.3)**	(111.2)
Disposals of property, plant and equipment		**25.6**	12.2
Proceeds from sale of financial asset		**15.0**	
Acquisition of businesses	29	**(34.9)**	(54.2)
Disposal of Aerospace	7	**2,495.0**	
Disposals of businesses	30	**9.1**	8.3
Net cash-flow generated/(used) in investing activities		**2,274.5**	(272.0)
Cash-flows from financing activities			
Proceeds from issue of ordinary share capital	26	**77.7**	27.3
Purchase of own shares		**(7.0)**	
Dividends paid to equity shareholders	8	**(182.4)**	(167.0)
Cash paid to shareholders under B share scheme		**(2,090.9)**	
Increase in new borrowings		**19.0**	73.5
Reduction and repayment of borrowings		**(284.7)**	(115.9)
Net cash-flow used in financing activities		**(2,468.3)**	(182.1)
Net increase/(decrease) in cash and cash equivalents		**52.2**	(65.0)
Cash and cash equivalents at beginning of period		**(51.1)**	11.9
Exchange differences		**2.0**	2.0
Cash and cash equivalents at end of period	18	**3.1**	(51.1)
Cash and cash equivalents at end of period comprise:			
– cash at bank and in hand		**148.5**	102.3
– short-term deposits		**40.8**	18.3
– bank overdrafts		**(186.2)**	(171.7)
		3.1	(51.1)
Included in cash and cash equivalents per the balance sheet	18	**186.2**	(51.1)
Included in overdrafts per the balance sheet	18	**(186.2)**	
Included in the assets of the disposal group	19	**3.1**	
	18	**3.1**	(51.1)

Accounting policies

Basis of preparation
The accounts have been prepared in accordance with the Companies Act 1985 applicable to companies reporting under International Financial Reporting Standards (IFRS) and International Financial Reporting Interpretations Committee (IFRIC) interpretations, as adopted by the European Union in response to the IAS regulation (EC 1606/2002), under the historic cost convention modified to include revaluation of certain financial instruments and pension assets and liabilities, held at fair value as described below. For Smiths Group plc there are no differences between IFRS as adopted for use in the European Union and full IFRS as published by the International Accounting Standards Board.

Significant judgements, key assumptions and estimates
The preparation of the accounts in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates. The key estimates and assumptions used in these consolidated financial statements are set out below.

Revenue recognition
The timing of revenue recognition on long-term funded contracts depends on the assessed stage of completion of contract activity at the balance sheet date. This assessment requires the expected total contract revenues and costs to be estimated based on the current progress of the contract.

Revenue of £58.1m has been recognised in respect of contracts in progress at the year end with a total expected value of £141.5m. A 5% increase in the proportion of the contract activity recognised in the current year would have increased operating profit by an estimated £0.5m.

Impairment
Goodwill is tested at least annually for impairment in accordance with the accounting policy for goodwill set out below. The recoverable amounts of cash generating units are determined based on value in use calculations. These calculations require the use of estimates including projected future cash flows and other future events. See note 12 for details of the critical assumptions made and disclosures on the sensitivity of the impairment testing to these key assumptions.

Provisions for liabilities and charges
The consolidated financial statements include a provision for litigation of £121.2m (2006: £12.6m).

As previously reported, John Crane Inc., a subsidiary of the Company, is one of many co-defendants in litigation relating to products previously manufactured which contain asbestos. Provision has been made for the future legal defence costs which the Group is expected to incur. The actual future costs could be materially higher or lower than this estimate, depending on the progress of the 144,000 claims that are ongoing.

No provision has been made for the scale of future awards because a very low proportion of claims have historically resulted in final judgments against John Crane and the incidence of such judgments cannot be meaningfully estimated. In the last 28 years awards totalling US$55.5m have been made relating to 64 cases.

Retirement benefits
The consolidated financial statements include costs in relation to, and provision for, retirement benefit obligations. The costs and the present value of any related pension assets and liabilities depend on such factors as life expectancy of the members, the salary progression of current employees, the returns that plan assets generate and the discount rate used to calculate the present value of the liabilities. The Group uses previous experience and impartial actuarial advice to select the values of critical estimates. The estimates, and the effect of a variance in health care cost trends, are disclosed in note 10.

The accounts have been prepared in accordance with the accounting policies, as described below.

Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company and its subsidiary undertakings, together with the Group's share of the results of its associates.

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which this power is transferred to the Company. They are de-consolidated from the date that control ceases.

Associates are entities over which the Group has significant influence but does not control, generally accompanied by a share of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method.

Foreign currencies
The Company's presentational currency is sterling. The results and financial position of all subsidiaries and associates that have a functional currency different from sterling are translated into sterling as follows:

- assets and liabilities are translated at the rate of exchange at the date of that balance sheet;
- income and expenses are translated at average exchange rates for the period; and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, the cumulative amount of such exchange differences is recognised in the income statement as part of the gain or loss on sale.

Exchange differences arising in the accounts of individual companies are dealt with in their respective income statements. Those arising on trading transactions are taken to operating profit; those arising on borrowings are classified as finance income or cost.

Revenue
Revenue from the sale of goods is recognised when the risks and rewards of ownership have been transferred to the customer, which is usually when title passes.

Revenue from services is recognised in accounting periods in which the services are rendered, by reference to completion of the specific transaction, assessed on the basis of the actual service provided as a proportion of the total services to be provided.

Revenue is measured at the fair value of the consideration received, net of trade discounts and sales taxes.

Long-term funded contracts
Where the outcome of a contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date. The Group uses the 'percentage of completion method' to determine the appropriate amount to recognise in a given period. The assessment of the stage of completion is dependent on the nature of the contract, but will generally be based on the estimated proportion of the total contract costs which have been incurred to date. If a contract is expected to be loss-making, a provision is recognised for the entire loss.

Employee benefits
Pension obligations and post-retirement benefits
The Group has both defined benefit and defined contribution plans.

For defined benefit plans the liability for each scheme recognised in the balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised in full in the period in which they occur, outside of the income statement and are presented in the statement of recognised income and expense. Past service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. Contributions are expensed as incurred.

The Group also has certain post-retirement healthcare schemes which are accounted for on a similar basis to the defined benefit plans.

Share-based compensation
The Group operates a number of equity-settled and cash-settled share-based compensation plans.

The fair value of the shares or share options granted is recognised as an expense over the vesting period to reflect the value of the employee services received.

The fair value of options granted, excluding the impact of any non-market vesting conditions, is calculated using established option pricing models, principally binomial models. The probability of meeting non-market vesting conditions, which include profitability targets, is used to estimate the number of share options which are likely to vest.

For cash-settled share-based payment a liability is recognised based on the fair value of the payment earned by the balance sheet date. For equity-settled share-based payment the corresponding credit is recognised directly in reserves.

In accordance with the transitional provisions of 'IFRS 2: Share-based Payment', no charge had been recognised for grants of equity instruments made before 7 November 2002.

Exceptional items
Items which are material either because of their size or their nature, and which are non-recurring, are presented within their relevant consolidated income statement category, but highlighted separately on the face of the income statement. The separate reporting of exceptional items helps provide a better picture of the Company's underlying performance. Items which may be included within the exceptional category include:

- profits/(losses) on disposal of businesses;
- spend on the integration of significant acquisitions;
- significant goodwill or other asset impairments; and
- other particularly significant or unusual items.

Discontinued operations
A discontinued operation is a component of the Group's business that represents a separate major line of business or geographical area of operations that has been disposed of, has been abandoned or meets the criteria to be classified as held for sale.

Discontinued operations are presented on the income and cash-flow statements as a separate line and are shown net of tax.

Assets and businesses held for sale
Assets and businesses classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell. Impairment losses on initial classification as held for sale and gains or losses on subsequent re-measurements are included in the income statement. No depreciation is charged on assets and businesses classified as held for sale.

Assets and businesses are classified as held for sale if their carrying amount will be recovered or settled principally through a sale transaction rather than through continuing use. The asset or business must be available for immediate sale and the sale must be highly probable within one year.

Intangible assets
Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets of the acquired subsidiary at the date of acquisition.

Goodwill arising from acquisitions of subsidiaries after 1 August 1998 is included in intangible assets, tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of this goodwill relating to the entity sold.

Goodwill arising from acquisitions of subsidiaries before 1 August 1998 was set against reserves in the year of acquisition.

Goodwill is tested for impairment annually. Any impairment is recognised immediately in the income statement. Subsequent reversals of impairment losses for goodwill are not recognised.

Research and development
Expenditure on research and development is charged to the income statement in the year in which it is incurred with the exception of:

- amounts recoverable from third parties; and
- expenditure incurred in respect of the development of major new products where the outcome of those projects is assessed as being reasonably certain as regards viability and technical feasibility. Such expenditure is capitalised and amortised over the estimated period of sale for each product, commencing in the year that sales of the product are first made.

Other intangible assets
The identifiable net assets acquired as a result of a business combination may include intangible assets other than goodwill. Any such intangible assets are amortised over their expected future lives unless they are regarded as having an indefinite life, in which case they are not amortised, but subjected to annual impairment testing in a similar manner to goodwill.

The estimated useful lives are as follows:

Patents, licences and trademarks	up to 20 years
Technology	7 to 12 years
Customer relationships	up to 7 years

Property, plant and equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation and any recognised impairment losses.

Land is not depreciated. Depreciation is provided on other assets estimated to write off the depreciable amount of relevant assets by equal annual instalments over their estimated useful lives. In general, the rates used are: Freehold and long leasehold buildings – 2%; Short leasehold property – over the period of the lease; Plant, machinery, etc. – 10% to 20%; Motor vehicles – 25%; Tools and other equipment – 10% to 33%.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

No borrowing costs are capitalised as part of property, plant and equipment.

Leases
Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

Inventories
Inventories are stated at the lower of cost and net realisable value. Cost is determined using the first-in, first-out (FIFO) method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

Trade and other receivables
Trade receivables are initially recognised at fair value and subsequently measured at amortised cost, less any appropriate provision for estimated irrecoverable amounts. A provision is established for irrecoverable amounts when there is objective evidence that amounts due under the original payment terms will not be collected.

Cash and cash equivalents
Cash and cash equivalents include cash at bank and in hand, highly liquid interest-bearing securities with maturities of three months or less, and bank overdrafts.

Provisions
Provisions for warranties and product liability, disposal indemnities, restructuring costs, vacant leasehold property and legal claims are recognised when: the Company has a legal or constructive obligation as a result of a past event; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Provisions are discounted where the time value of money is material.

Where there are a number of similar obligations, for example where a warranty provision has been given, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Where a leasehold property is vacant, or sub-let under terms such that the rental income is insufficient to meet all outgoings, provision is made for the anticipated future shortfall up to termination of the lease, or the termination payment, if smaller.

Taxation
The charge for taxation is based on profits for the year and takes into account taxation deferred because of temporary differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is provided in full using the balance sheet liability method. A deferred tax asset is recognised where it is probable that future taxable income will be sufficient to utilise the available relief. Tax is charged or credited to the income statement except when it relates to items charged or credited directly to equity, in which case the tax is also dealt with in equity.

Deferred tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary differences is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax liabilities and assets are not discounted.

Financial assets
Financial assets are initially recognised at transaction price when the Group becomes party to contractual obligations. The transaction price used includes transaction costs unless the asset is being fair valued through the income statement.

The classification of financial assets depends on the purpose for which the assets were acquired. Management determines the classification of an asset at initial recognition and re-evaluates their designation at each reporting date. Assets are classified as: loans and receivables; held to maturity investments; available-for-sale financial assets; or financial assets where changes in fair value are charged (or credited) to the income statement.

The subsequent measurement of financial assets depends on their classification. Loans and receivables and held-to-maturity investments are measured at amortised cost using the effective interest method. Available-for-sale financial assets and financial assets where changes in fair value are charged (or credited) to the income statement are subsequently measured at fair value. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit and loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments previously taken to reserves are included in the income statement.

Financial assets are derecognised when the right to receive cash-flows from the assets has expired or has been transferred, and the Company has transferred substantially all of the risks and rewards of ownership.

Financial assets are classified as current if they are expected to be realised within 12 months of the balance sheet date.

Financial liabilities
Borrowings are initially recognised at the fair value of the proceeds, net of related transaction costs. These transaction costs and any discount or premium on issue are subsequently amortised under the effective yield method through the income statement as interest over the life of the loan, and added to the liability disclosed in the balance sheet. Related accrued interest is included in the borrowings figure.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least one year after the balance sheet date.

Derivative financial instruments and hedging activities
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising any resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash-flow hedge
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash-flow hedges are recognised in equity. The gain or loss relating to any ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss (for instance when the forecast sale that is hedged takes place). However, when a forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a liability, the gains and losses previously deferred in equity are transferred from equity reserves and included in the initial measurement of the cost of the asset or liability.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Net investment hedge
Hedges of net investments in foreign operations are accounted for similarly to cash-flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to any ineffective portion is recognised immediately in the income statement.

Gains and losses accumulated in equity are included in the income statement when the foreign operation is disposed of.

Embedded derivatives
Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of the host contracts and the host contracts are not carried at their fair value. Unrealised gains and losses on these embedded derivatives are recognised in the income statement.

Financial guarantees
Financial guarantees are initially recognised at the fair value of the consideration received.

At each subsequent balance sheet date an estimate is made of the payments which will be required under the guarantee in accordance with 'IAS 37: Provisions, contingent liabilities and contingent assets'. The guarantee is then valued at the higher of its initial value less revenue recognised to date and the best estimate of the total payments which will be required under the contract.

Any gains or losses on the contract are recognised in the income statement.

Dividends
Dividends are recognised as a liability in the period in which they are authorised. The interim dividend is recognised when it is paid and the final dividend is recognised when it has been approved by shareholders at the Annual General Meeting.

Recent accounting developments
The following standards and interpretations have been issued by the IASB and are likely to affect future annual reports and accounts.

'IFRS 7: Financial Instruments: Disclosures' was issued in August 2005 and is required to be implemented by the Group from 1 August 2007. This new standard incorporates the disclosure requirements of IAS 32, which it supersedes, and adds further quantitative and qualitative disclosures in relation to financial instruments. Implementing this standard will require additional disclosure of the credit quality of trade receivables.

'IFRS 8: Operating Segments' was issued in February 2007. Smiths will determine an appropriate implementation date when the standard has been adopted by the European Union. The new standard will replace 'IAS 14: Segment reporting'. It requires segment information to be prepared on the same basis as information reported to management for decision-making purposes. Implementing this standard is not expected to change the segments reported by Smiths Group. However, the operating profit reported will be calculated on the basis used for management reporting and some detailed disclosures may change.

An amendment to 'IAS 23: Borrowing costs' was issued in March 2007 and is required to be implemented by the Group from 1 August 2009. This eliminates the option, currently used by the Group, of expensing all borrowing costs when they are incurred. As retrospective adoption is not required, there will be no changes to the information previously reported when this standard is adopted. The impact of the new policy on future reported performance is expected to be limited because the Group does not normally construct qualifying assets.

'IFRIC 12: Service concession arrangements' was issued in December 2006 and is required to be implemented by the Group from 1 August 2008. This interpretation provides guidance on accounting for public to private service concession arrangements. This interpretation is not expected to have a material impact on the Group because it does not have any material contracts within the scope of this interpretation.

'IFRIC 13: Customer Loyalty Programmes' was issued in June 2007 and is required to be implemented by the Group from 1 August 2008. This interpretation provides guidance on how to account for schemes which grant award credits to customers as part of sales transactions. This interpretation is not expected to have a material impact on the Group because it does not have any customer loyalty programmes.

'IFRIC 14: The limit on a defined benefit asset, minimum funding requirements and their interaction' was issued on 6 July 2007 and is required to be implemented by the Group from 1 August 2008. This interpretation provides guidance on the extent to which a pension scheme surplus should be recognised as an asset. Based on current actuarial advice, this interpretation is not expected to reduce the assets recognised at 31 July 2007 in respect of pension schemes.

Parent company
The accounts of the parent company, Smiths Group plc, have been prepared in accordance with UK GAAP. The Company accounts are presented in separate financial statements on pages 95 to 104.

The principal subsidiaries of the parent company are listed in the above accounts.

The ultimate parent company of the Group is Smiths Group plc, a company incorporated in England, and listed on the London Stock Exchange.

Notes to the accounts

1 Segment information

Analysis by business segments

For management purposes, the Group is organised into three continuing business segments – Detection, Medical and Specialty Engineering. These business segments are the basis on which the Group reports its primary segment information. For reporting purposes Specialty Engineering is analysed into two segments: John Crane and Specialty – Other.

					Period ended 31 July 2007
			Specialty Engineering		
	Detection £m	Medical £m	John Crane £m	Specialty – Other £m	Total £m
Revenue	**437.5**	**690.6**	**532.4**	**500.4**	**2,160.9**
Headline operating profit	**78.6**	**127.3**	**75.3**	**66.4**	**347.6**
Exceptional operating items (note 4)	**(13.0)**	**(9.6)**	**(73.2)**	**(2.4)**	**(98.2)**
Amortisation of acquired intangible assets	**(0.4)**	**(11.5)**	**(0.6)**	**(2.3)**	**(14.8)**
Financing losses	**(0.1)**	**(0.2)**	**(0.2)**	**(1.0)**	**(1.5)**
	65.1	**106.0**	**1.3**	**60.7**	**233.1**
Profit on sale of financial assets					**24.0**
Operating profit					**257.1**
Net finance costs					**(0.6)**
Share of post-tax (losses)/profits of associated companies	**(1.1)**		**0.6**		**(0.5)**
Profit before taxation					**256.0**
Taxation					**(53.1)**
Profit for the period – continuing operations					**202.9**

					Period ended 5 August 2006
			Specialty Engineering		
	Detection £m	Medical £m	John Crane £m	Specialty – Other £m	Total £m
Revenue	411.8	737.0	518.4	513.1	2,180.3
Headline operating profit	74.3	133.3	66.4	70.8	344.8
Exceptional operating items (note 4)	5.4	(17.2)	5.6	(6.6)	(12.8)
Amortisation of acquired intangible assets	(0.4)	(11.2)	(0.3)	(1.1)	(13.0)
Financing losses	(0.3)	(0.6)	(0.4)	(0.5)	(1.8)
	79.0	104.3	71.3	62.6	317.2
Impairment of financial assets					(325.0)
Operating loss					(7.8)
Net finance costs					(28.4)
Share of post-tax (losses)/profits of associated companies	(1.5)		0.4		(1.1)
Loss before taxation					(37.3)
Taxation					(65.4)
Loss for the period – continuing operations					(102.7)

The Group's revenue is analysed as follows:

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Sale of goods	**1,965.2**	2,044.1
Construction contracts	**98.4**	72.2
Services	**97.3**	64.0
	2,160.9	2,180.3

1 Segment information continued

The non-cash expenditure included in operating costs by division is shown below:

	Period ended 31 July 2007				Period ended 5 August 2006			
	Depreciation £m	Amortisation £m	Goodwill and other asset impairments £m	Other non-cash expenses (excluding impairments) £m	Depreciation £m	Amortisation £m	Goodwill and other asset impairments £m	Other non-cash expenses (excluding impairments) £m
Detection	**6.2**	**2.5**		**1.8**	6.6	1.9		1.9
Medical	**18.3**	**18.9**		**3.6**	24.2	15.5	1.8	3.4
Specialty Engineering:								
John Crane	**8.3**	**2.1**		**2.6**	10.0	1.2		2.4
Specialty – Other	**11.0**	**2.4**	**10.3**	**2.4**	7.2	1.6		2.6
Continuing operations	**43.8**	**25.9**	**10.3**	**10.4**	48.0	20.2	1.8	10.3
Discontinued operations	**8.4**	**3.8**		**3.5**	31.2	19.4		6.0
Total	**52.2**	**29.7**	**10.3**	**13.9**	79.2	39.6	1.8	16.3

Included in goodwill and other asset impairments is £8.1m (2006: £nil) relating to disposal group impairment of assets on re-measurement to fair value less costs of sale. The table above excludes £nil (2006: £325m) of impairment charges not allocated to divisions.

Capital expenditure

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Detection	**25.9**	10.9
Medical	**42.5**	37.9
Specialty Engineering:		
John Crane	**17.3**	17.1
Specialty – Other	**14.7**	17.1
Continuing operations	**100.4**	83.0
Discontinued operations	**127.7**	169.9
	228.1	252.9

Included in discontinued operations for the period ended 31 July 2007 is capital expenditure of £90.9m, incurred during the period after being classified as a disposal group.

Balance sheet

	2007 £m	2006 £m
Assets		
Detection	**604.8**	558.0
Medical	**899.9**	885.8
Specialty Engineering:		
John Crane	**336.0**	265.4
Specialty – Other	**357.6**	376.3
Operating assets by segment – continuing operations	**2,198.3**	2,085.5
Discontinued operations		1,248.8
Unallocated corporate assets*	**393.7**	316.8
Cash and cash equivalents	**186.2**	120.6
Total assets	**2,778.2**	3,771.7
Liabilities		
Detection	**164.2**	143.9
Medical	**136.2**	120.0
Specialty Engineering:		
John Crane	**253.4**	141.2
Specialty – Other	**93.2**	109.0
Operating liabilities by segment	**647.0**	514.1
Discontinued operations		410.2
Unallocated corporate liabilities*	**448.7**	437.2
Borrowings	**779.2**	1,047.3
Total liabilities	**1,874.9**	2,408.8

*Unallocated corporate assets and liabilities comprise assets and liabilities not directly attributable to the operating activities.

1 Segment information continued
Analysis by geographical location
The Group's revenue by destination is shown below:

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
United Kingdom	**134.6**	144.2
North America	**1,038.4**	1,099.4
Europe	**546.2**	505.2
Other overseas	**441.7**	431.5
	2,160.9	2,180.3

The following analysis shows the carrying amounts of the Group's assets, and additions to intangible assets and property, plant and equipment.

	Segment assets		Additions to intangible assets and property, plant and equipment	
	2007 £m	2006 £m	Period ended 5 August 2007 £m	Period ended 5 August 2006 £m
United Kingdom	**583.6**	831.3	**76.9**	68.5
North America	**1,276.4**	2,096.2	**118.8**	164.1
Europe	**554.0**	568.3	**13.3**	11.4
Other overseas	**178.0**	155.3	**19.1**	8.9
	2,592.0	3,651.1	**228.1**	252.9
Cash and cash equivalents	**186.2**	120.6		
	2,778.2	3,771.7	**228.1**	252.9

Included in segment assets above were the following in relation to discontinued operations: United Kingdom £nil (2006: £387.6m), North America £nil (2006: £836.4m), Europe £nil (2006: £6.0m), and Other overseas £nil (2006: £18.8m).

Included in additions to intangible assets and property, plant and equipment above were the following in relation to discontinued operations: United Kingdom £53.4m (2006: £49.7m), North America £66.7m (2006: £116.5m), Europe £0.6m (2006: £1.0m), and Other overseas £7.0m (2006: £2.7m). Of the additions relating to discontinued operations in 2007, the following amounts were incurred during the period after being classified as a disposal group: United Kingdom £37.5m, North America £47.0m, Europe £nil, and Other overseas £6.4m.

2 Operating profit is after charging

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Cost of inventories recognised as an expense	**1,582.1**	1,596.6
Employee costs (2006 restated) (note 11)	**645.2**	662.5
Depreciation of property, plant and equipment including impairment of £8.1m (2006: £1.8m)	**51.9**	49.8
Amortisation of intangible assets including impairment of £2.2m (2006: £nil)	**28.1**	20.2
Impairment losses recognised in the period on receivables	**1.3**	0.9
Research and development expense	**52.3**	55.0
Operating leases		
– land and buildings	**18.9**	17.0
– other	**7.2**	8.0
Fair value movements on derivatives		
– embedded	**0.8**	
– held for trading	**0.7**	(0.5)

Other operating income comprises the income received following the commutation of insurance policies (£42.9m – see note 4) and the profit on sale of a financial asset (£24.0m – see note 15).

2 Operating profit is after charging continued

	Period ended 31 July 2007 £m	Period ended 5 August 2006 (restated) £m
Audit services		
Fees payable to the Company's auditors for the audit of the parent company and consolidated accounts	**0.4**	0.4
Fees payable to the Company's auditors and its associates for other services:		
– The audit of the Company's subsidiaries, pursuant to legislation	**3.6**	4.2
– Other services pursuant to legislation	**0.1**	0.1
	4.1	4.7
Tax services		
– compliance services	**0.1**	0.4
– advisory services	**0.7**	0.3
Services in relation to corporate acquisition and disposal transactions		
– sale of Aerospace	**1.8**	
– aborted transaction	**1.1**	
– B-share issue	**0.3**	
– due diligence	**0.9**	0.1
All other services	**0.2**	0.9

Other services relate to one off projects. In 2006 other services included £0.5m in respect of advisory work in connection with the Group's adoption of IFRS.

The 2006 audit fees have been restated in order to provide the greater detail required by the Disclosure of Auditor Remuneration Regulation.

3 Headline profit measures

The Company seeks to present a measure of underlying performance which is not impacted by exceptional items or items considered non-operational in nature. This measure of profit is described as 'headline' and is used by management to measure and monitor performance. Normal restructuring costs are charged against profits.

The following items have been excluded from the headline measure:

- exceptional operating items;
- other exceptional items which are not attributable to operating divisions (note 15);
- amortisation of intangible assets acquired in a business combination – the amortisation charge is a non-cash item, and the directors believe that it should be added back to give a clearer picture of underlying performance; and
- other financing gains and losses – these represent the results of derivatives and other financial instruments which do not fall to be hedge accounted under IAS 39 and do not form part of the Group's financing strategy. These items are included either within operating profit or profit before taxation depending on the nature of the transaction. The application of IFRS accounting principles makes this item potentially volatile, and it is therefore excluded to give a clearer picture of the underlying performance.

4 Exceptional operating items

An analysis of the amounts presented as exceptional operating items in these financial statements is given below:

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Integration of acquisitions	**(9.0)**	(18.7)
Impairment of goodwill and other assets	**(10.3)**	
(Loss)/profit on disposal of businesses (note 30)	**(5.2)**	18.1
Aborted transaction costs	**(12.7)**	
Litigation:		
– Commutation of insurance policies (note 23)	**42.9**	
– Provision for John Crane litigation (note 23)	**(100.7)**	
– Provision for other litigation (note 23)	**(8.6)**	
– Class action settlement	**5.4**	(12.2)
	(98.2)	(12.8)

Period ended 31 July 2007

Restructuring costs in connection with the integration of Medex amounting to £9.0m have been incurred in the period.

Impairment of goodwill and other assets includes £8.1m in respect of the impairment of a disposal group (John Crane Automotive) prior to its eventual sale.

Costs of £12.7m in relation to the proposed joint venture with GE have been written off in the light of the decision not to proceed with the joint venture (note 32).

John Crane, Inc. has commuted certain insurance policies and received £42.9m in cash for the period. At the same time, a provision of £100.7m in respect of legal defence costs for asbestos cases has been established (note 23).

The progression of other litigation cases arising this year has given rise to an exceptional charge.

The exceptional charge recognised last year in respect of the class action settlement has now been finalised since the period over which homeowners can claim a contribution towards remedial costs has expired. That element of the provision which was surplus has therefore been released.

Period ended 5 August 2006

Restructuring costs in connection with the integration of Medex amounting to £18.7m were incurred in the period.

Along with three other companies, Titeflex Corporation, a US subsidiary, settled an industry-wide class action with respect to its corrugated stainless steel tubing product in the US. The settlement was a compromise of disputed claims and did not imply any admission of liability. The company stands by the safety of this product, and entered into the agreement solely to avoid the future expense, disruption and burden of protracted litigation. The exceptional charge of £12.2m covers all legal fees and administrative costs, and an estimate for a contribution to certain homeowners towards remedial costs connected with the tubing.

Profit on disposal of businesses included £11.2m relating to the release of provisions and accruals made in respect of prior-year disposals, the warranties and attendant issues for which they were created having been satisfactorily resolved.

5 Net finance costs

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Interest receivable	**21.4**	4.2
Interest payable		
– bank loans and overdrafts repayable within five years	**(28.5)**	(28.7)
– other loans repayable within five years	**(1.0)**	(1.9)
– other loans repayable in more than five years	**(28.3)**	(26.7)
Interest payable	**(57.8)**	(57.3)
Other financing gains/(losses)		
– fair value (losses)/gains on debt	**(1.0)**	3.1
– fair value gains/(losses) on fair value hedge	**1.0**	(3.1)
– net foreign exchange gains/(losses)	**2.1**	(0.5)
Other financing gains/(losses)	**2.1**	(0.5)
Retirement benefits		
– return on plan assets	**191.2**	185.7
– interest cost	**(157.5)**	(160.5)
Retirement benefits	**33.7**	25.2
Net finance costs	**(0.6)**	(28.4)

6 Taxation

	Continuing Period ended 31 July 2007 £m	Continuing Period ended 5 August 2006 £m	Discontinued Period ended 31 July 2007 £m	Discontinued Period ended 5 August 2006 £m
The taxation charge for the year comprises				
– current income taxation	**13.6**	56.5	**87.6**	37.0
– deferred taxation	**39.5**	8.9	**0.6**	5.8
Total taxation expense in the income statement	**53.1**	65.4	**88.2**	42.8
Current income taxation				
– UK corporation tax				
– foreign tax	**13.6**	56.5	**62.6**	37.0
– discontinued tax			**25.0**	
	13.6	56.5	**87.6**	37.0

Reconciliation of the total tax charge

The tax expense on the profit for the period is different from the standard rate of corporation tax in the UK of 30% (2006: 30%). The difference is reconciled as follows:

	Continuing Period ended 31 July 2007 £m	Continuing Period ended 5 August 2006 £m	Discontinued Period ended 31 July 2007 £m	Discontinued Period ended 5 August 2006 £m
Profit/(loss) before tax	**256.0**	(37.3)	**1,613.4**	169.7
Notional taxation expense at UK rate of 30% (2006: 30%)	**76.8**	(11.2)	**484.0**	50.9
Effect of overseas taxation	**15.7**	(13.5)	**5.0**	4.3
Compliance benefits	**(16.5)**		**(4.0)**	
Local incentives	**(16.1)**	(4.4)	**(7.0)**	(10.7)
Sale of investment/impairment of financial asset	**(7.2)**	97.5		
Tax effect of other non-headline items	**0.4**	(7.5)		
Tax effect of Aerospace sale			**(389.8)**	
Other		4.5		(1.7)
	53.1	65.4	**88.2**	42.8
Comprising				
– taxation on headline profit	**86.4**	80.8		
– tax relief on non-headline loss	**(33.3)**	(15.4)		
– taxation on discontinued profit			**36.9**	42.8
– tax on sale of discontinued operations			**51.3**	
Total taxation expense in the income statement	**53.1**	65.4	**88.2**	42.8

6 Taxation continued

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Tax on items charged/(credited) to equity		
Current tax credit		
– share-based payment	**(10.3)**	
– exchange gains	**(2.4)**	
	(12.7)	
Deferred tax charge		
– retirement benefit schemes	**30.1**	24.0
– share-based payment	**9.4**	2.6
– derivatives		7.4
	26.8	34.0

Deferred taxation

	Excess tax depreciation on fixed assets and goodwill £m	Share-based payment £m	Retirement benefit obligations £m	Capitalised development expenditure £m	Other £m	Total £m
At 1 August 2005	(62.1)	22.3	86.9	(33.6)	84.4	97.9
Credit/(charge) to income statement	10.8	4.8	(25.5)	19.9	(24.7)	(14.7)
Charge to equity		(2.6)	(24.0)		(7.4)	(34.0)
Other					(0.8)	(0.8)
Exchange adjustments	5.4		(4.7)	1.9	(8.4)	(5.8)
At 5 August 2006	(45.9)	24.5	32.7	(11.8)	43.1	42.6
Deferred tax assets	(41.3)		55.2	(1.4)	79.8	92.3
Deferred tax liabilities	(4.6)	24.5	(22.5)	(10.4)	(36.7)	(49.7)
At 5 August 2006	(45.9)	24.5	32.7	(11.8)	43.1	42.6
(Charge)/credit to income statement	(41.3)	2.3	(55.6)	22.8	31.7	(40.1)
Charge to equity		(9.4)	(30.1)			(39.5)
Other					(1.5)	(1.5)
Disposals	12.0			(22.0)	27.4	17.4
Exchange adjustments	3.1	(1.7)	(2.2)	0.8	(2.9)	(2.9)
At 31 July 2007	**(72.1)**	**15.7**	**(55.2)**	**(10.2)**	**97.8**	**(24.0)**
Deferred tax assets	11.1		12.7	(4.4)	74.6	94.0
Deferred tax liabilities	(83.2)	15.7	(67.9)	(5.8)	23.2	(118.0)
At 31 July 2007	**(72.1)**	**15.7**	**(55.2)**	**(10.2)**	**97.8**	**(24.0)**

Included in other above is a deferred tax liability of £10m (2006: £10m) relating to unremitted overseas earnings. No additional tax liabilities have been recognised because the Group is in a position to control the timing of other temporary differences and it is probable that such differences will not reverse in the future.

The Group has not recognised deferred tax assets relating to tax losses of £17.9m (2006: £205.2m), due to uncertainty as to their recoverability. The expiry date of operating losses carried forward is dependent upon the law of the various territories in which the losses arise. A summary of expiry dates for losses in respect of which restrictions apply is set out below.

Restricted losses

	2007 £m	Expiry of losses	2006 £m	Expiry of losses
Territory				
– Americas	**10.6**	**2019-2025**	26.0	2018-2025
– Europe	**5.0**	**2014**	4.2	2014-2024
Total restricted losses	**15.6**		30.2	
Unrestricted losses:				
– operating losses	**2.3**	**No expiry**	28.2	No expiry
– capital losses			128.4	No expiry
– other			18.4	No expiry
Total unrestricted losses	**2.3**		175.0	
Total	**17.9**		205.2	

7 Discontinued operations

On 5 May 2007, the Company sold its Aerospace operations to General Electric Company. The Aerospace operations sold comprised the Aerospace business segment as reported in previous annual reports and accounts plus the microwave company previously reported in Specialty – Other. The revenue and profit before taxation of the microwave company were £32.2m (2006: £42.9m) and £7.6m (2006: £10.2m), respectively. As the Aerospace operations represented a separate business segment, the disposal group has been treated as a discontinued operation in this annual report and accounts. The post-tax result of the Aerospace operations has been disclosed as a discontinued operation in the consolidated income statement. In the cash-flow statement, the operating cash-flows of the Aerospace Group have been aggregated with those of the continuing operations, but are shown separately in the note below.

Profit on disposal of operation

	£m
Total consideration	2,585.4
Foreign exchange recycled to the income statement on disposal	(48.4)
Provisions and disposal costs	(76.0)
Pension curtailment gains	63.3
Provision for settlement loss	(24.3)
	2,500.0
Net assets disposed	(1,030.4)
Pre-tax profit on disposal	1,469.6

	£m
Cash received from disposal of Aerospace operations	2,585.4
Disposal costs	(31.9)
Cash and cash equivalents of subsidiaries disposed	(62.5)
Borrowings of subsidiaries disposed	4.0
Net cash inflow on disposal	2,495.0

Assets and liabilities of discontinued operations at the date of disposal

	£m
Assets	
Intangible assets	553.0
Property, plant and equipment	256.1
Retirement benefit assets	6.8
Inventories	297.0
Trade and other receivables	1,357.1
Inter-company receivables	1,024.5
Cash and cash equivalents	62.5
Financial derivatives	12.1
Total assets	3,569.1
Liabilities	
Financial liabilities	
– borrowings	(4.0)
– financial derivatives	(2.5)
Provisions for liabilities and charges	(20.6)
Retirement benefit obligations	(0.5)
Deferred tax liabilities	(17.4)
Trade and other payables	(2,493.7)
Total liabilities	(2,538.7)
Net assets	1,030.4

7 Discontinued operations continued

Financial information for the Aerospace operations after Group eliminations is presented below.

Results from discontinued operations

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Revenue	**955.6**	1,342.6
Cost of sales	**(667.9)**	(946.0)
Gross profit	**287.7**	396.6
Sales and distribution costs	**(29.9)**	(37.8)
Administrative expenses	**(116.6)**	(188.7)
Loss on disposal of business		(1.7)
Operating profit	**141.2**	168.4
Interest payable	**(1.2)**	(1.1)
Other financing gains	**0.7**	
Other finance income – retirement benefits	**3.1**	2.4
Profit before taxation	**143.8**	169.7
Taxation relating to performance of discontinued operations (note 6)	**(36.9)**	(42.8)
Profit on disposal	**1,469.6**	
Attributable tax charge (note 6)	**(51.3)**	
Profit for the period	**1,525.2**	126.9

Earnings per share from discontinued operations – pence		
Basic	**277.8p**	22.5p
Diluted	**273.9p**	22.5p

The profit before taxation for the period ended 31 July 2007 represents the results of the operations for the period to the date of disposal.

Analysis by geographical location

The Group's revenue from discontinued operations by destination is shown below:

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Revenue		
United Kingdom	**125.7**	186.3
North America	**688.6**	963.0
Europe	**95.0**	112.5
Other overseas	**46.3**	80.8
	955.6	1,342.6

The Group operating profit from discontinued operations was after charging:

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Cost of inventories recognised as an expense	**594.6**	778.7
Employee costs (note 11)	**342.5**	467.3
Depreciation of property, plant and equipment	**8.4**	31.2
Amortisation of intangible assets	**3.8**	19.4
Impairment losses recognised in the period on receivables	**0.1**	0.3
Research and development costs	**29.4**	53.4
Operating leases		
– land and buildings	**4.1**	7.5
– other	**1.0**	1.4
Fair value movements on derivatives		
– embedded	**(0.1)**	3.5
– held for trading	**0.7**	(0.1)

7 Discontinued operations continued
Cash-flows from discontinued operations

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Profit before taxation (including profit on disposal of Aerospace operations)	**1,613.4**	169.7
Net interest payable	**1.2**	1.1
Financing (gains)/losses		
– charged to financing	**(0.7)**	
Other finance income – retirement benefits	**(3.1)**	(2.4)
Profit on disposal of discontinued operation	**(1,469.6)**	
	141.2	168.4
Amortisation of intangible assets	**3.8**	19.4
Profit on disposal of property, plant and equipment	**0.2**	
Profit on disposal of business		1.7
Depreciation of property, plant and equipment	**8.4**	31.2
Share-based payment expense	**3.5**	5.3
Retirement benefits	**(22.6)**	1.6
Increase in inventories	**(51.0)**	(31.6)
(Increase)/decrease in trade and other receivables	**(17.3)**	16.5
(Decrease)/increase in trade and other payables	**(16.4)**	60.5
(Decrease)/increase in provisions	**(1.1)**	0.5
Cash generated from operations	**48.7**	273.5
Interest	**(1.2)**	(1.1)
Tax paid	**(6.9)**	(22.3)
Net cash inflow from operating activities	**40.6**	250.1

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Operating activities	**40.6**	250.1
Investing activities	**2,373.1**	(148.1)
Financing activities	**14.2**	3.0
	2,427.9	105.0

8 Dividends
The following dividends were declared and paid in the period:

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Ordinary final dividend of 21.50p for 2006 (2005: 19.75p) paid 24 November 2006	**122.3**	111.3
Ordinary interim dividend of 10.50p for 2007 (2006: 9.85p) paid 27 April 2007	**60.1**	55.7
	182.4	167.0

The final dividend for the period ended 31 July 2007 of 23.50p per share was declared by the Board on 26 September 2007 and will be paid to shareholders on 23 November 2007. This dividend has not been included as a liability in these accounts and is payable to all shareholders on the register of Members at close of business on 26 October 2007.

9 Earnings per share

Basic earnings per share are calculated by dividing the profit for the period attributable to equity shareholders of the Parent Company by the average number of ordinary shares in issue during the period.

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Profit/(loss) for the period		
– continuing	**202.9**	(102.7)
– total	**1,728.1**	24.2
Average number of shares in issue during the period	**549,153,733**	565,359,484

Diluted earnings per share are calculated by dividing the profit attributable to ordinary shareholders by 556,934,401 (2006: 565,359,484) ordinary shares, being the average number of ordinary shares in issue during the period adjusted by the dilutive effect of share options. At 5 August 2006 options over 4,374,076 shares were not included in the diluted earnings per share calculation because their effect was anti-dilutive for continuing operations.

A reconciliation of basic and headline earnings per share for continuing operations is as follows:

	Period ended 31 July 2007		Period ended 5 August 2006	
	£m	**EPS (p)**	£m	EPS (p)
Profit/(loss) attributable to equity shareholders of the Parent Company	**202.9**	**36.9**	(102.7)	(18.2)
Exclude				
– exceptional operating items (note 4)	**98.2**		12.8	
– (profit on sale)/impairment of financial asset	**(24.0)**		325.0	
– amortisation of acquired intangible assets	**14.8**		13.0	
– financing gains – charged to administrative expenses	**1.5**		2.7	
– charged to financing	**(2.1)**		(0.5)	
	88.4		353.0	
– less tax	**(33.3)**		(15.4)	
	55.1	**10.1**	337.6	59.7
Headline	**258.0**	**47.0**	234.9	41.5
Headline EPS – diluted (p)		**46.3**		41.5

10 Post-retirement benefits

Smiths operates a number of defined benefit plans throughout the world. The principal schemes are in the United Kingdom and in the United States and are of the defined benefit type, with assets held in separate trustee-administered funds.

Pension costs are assessed in accordance with the advice of independent, professionally-qualified actuaries. The Group accounts for its pension and other post-retirement benefit costs, principally post-retirement healthcare, in accordance with 'IAS 19 Employee Benefits'. The most recent actuarial valuations of the two principal UK schemes were performed using the Projected Unit Method as at 31 March 2006. The most recent valuations of the six principal US pension and post-retirement healthcare plans were performed at 1 January 2005. These valuations have been updated by independent qualified actuaries for the purposes of IAS 19 in order to assess the liabilities of the schemes as at 31 July 2007. Scheme assets are stated at their market values at 31 July 2007.

Contributions to these schemes are made on the advice of the actuaries with the objective that the benefits be fully funded during the scheme members' average working lives.

The Group provides a defined contribution (401K) plan for its US employees.

In prior years, disclosure in respect of defined benefit plans was abbreviated for some territories outside the United Kingdom and the United States. In the current year, full disclosure is set out below and the consequent inclusion of certain territories is reflected in the changes in assumption. The tables showing prior year comparative have been expanded to include disclosures for these territories.

The principal assumptions used in updating the valuations are set out below:

			2007			2006
	UK	**US**	**Other**	UK	US	Other
Rate of increase in salaries	**4.1%**	**3.8%**	**3.0%**	3.8%	3.8%	2.2%
Rate of increase in pensions in payment	**3.1%**	**n/a**	**1.0%**	2.7%	n/a	1.7%
Rate of increase in deferred pensions	**3.1%**	**n/a**	**0.6%**	2.8%	n/a	1.1%
Discount rate	**5.8%**	**6.4%**	**5.1%**	5.3%	6.2%	4.3%
Inflation rate	**3.1%**	**2.8%**	**1.6%**	2.8%	2.8%	1.4%
Healthcare cost increases	**5.0%**	*****	**2.7%**	5.0%	**	n/a

*9% p.a. reducing 1% p.a. to 5% in 2012.

**9% p.a. reducing 1% p.a. to 5% in 2011.

The assumptions used are estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily occur in practice. For countries outside the UK and USA these are disclosed as a weighted average.

The mortality assumptions used in the UK schemes are based on the recent actual mortality experience of members within each scheme. The assumptions are based on the PA92 birth year tables with relevant scaling factors based on the experience of the schemes. The assumption also allows for future improvements in life expectancy in line with the medium cohort. The assumptions are that a member who retires next year at age 65 will live on average for a further 21 years after retirement if they are male and for a further 24 years if they are female. For a member who is currently 45, when they retire in 20 years' time they are assumed to live on average for a further 22 years after retirement if they are male and for a further 25 years if they are female.

The mortality assumptions used in the principal US schemes are based on the most recent mortality study table produced for retired pensioners in the US (RP 2000 table). The table selected allows for future mortality improvements and applies an adjustment for job classification (blue collar versus white collar). The assumptions are that a member who retires at age 65 will live on average for a further 18 years after retirement if they are male and for a further 20 years after retirement if they are female. For a member who is currently 45, when they retire in 20 years time they are assumed to live on average for a further 19 years after retirement if they are male and for a further 21 years if they are female.

The assets in the scheme and the expected rates of return as at 31 July 2007 were:

						2007
	UK schemes		**US schemes**		**Other countries**	
	Long-term rate of return	**Value £m**	**Long-term rate of return**	**Value £m**	**Long-term rate of return**	**Value £m**
Equities	**8.2%**	**1,624.1**	**8.8%**	**202.9**	**8.2%**	**7.1**
Government bonds	**4.9%**	**591.6**	**5.0%**	**94.9**	**6.5%**	**3.6**
Corporate bonds	**5.8%**	**364.9**	**6.4%**	**23.8**	**7.7%**	**2.5**
Property	**7.2%**	**201.8**	**n/a**	**n/a**	**n/a**	**n/a**
Other	**6.0%**	**186.7**	**5.0%**	**6.0**	**4.1%**	**9.0**
Total market value		**2,969.1**		**327.6**		**22.2**
Present value of funded scheme liabilities		**(2,637.6)**		**(355.0)**		**(26.6)**
Surplus/(deficit)		**331.5**		**(27.4)**		**(4.4)**
Unfunded pension plans		**(33.6)**		**(3.8)**		**(14.1)**
Post-retirement healthcare		**(15.9)**		**(45.4)**		**(0.9)**
Unrecognised asset due to surplus restriction						**(2.4)**
Net pension asset/(liability)		**282.0**		**(76.6)**		**(21.8)**

10 Post-retirement benefits continued

	2006					
	UK schemes		US schemes		Other countries	
	Long-term rate of return	Value £m	Long-term rate of return	Value £m	Long-term rate of return	Value £m
Equities	8.0%	1,513.2	8.8%	212.3	n/a	n/a
Government bonds	4.9%	720.2	5.1%	76.2	n/a	n/a
Corporate bonds	5.3%	248.1	6.2%	42.1	n/a	n/a
Property	7.0%	162.1	n/a	n/a	n/a	n/a
Other	4.8%	126.8	5.0%	2.2	3.6%	7.8
Total market value		2,770.4		332.8		7.8
Present value of funded scheme liabilities		(2,630.1)		(394.3)		(11.4)
Surplus/(deficit)		140.3		(61.5)		(3.6)
Unfunded pension plans		(31.9)		(4.3)		(9.1)
Post-retirement healthcare		(17.0)		(64.5)		
Unrecognised asset due to surplus restriction						(0.5)
Net pension asset/(liability)		91.4		(130.3)		(13.2)

The scheme assets do not include any of the Group's own financial instruments, nor any property occupied by, nor other assets used by, the Group. The expected rates of return on individual categories of scheme assets are determined by reference to relevant industries. The overall rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the scheme's investment portfolios.

The effect of retirement benefits calculated in accordance with IAS 19 is included in the financial statements as follows:

Amounts recognised in the income statement – continuing and discontinued operations

	Period ended 31 July 2007				Period ended 5 August 2006			
	Funded defined benefit pension schemes			**Unfunded pension/post-retirement healthcare plans**	Funded defined benefit pension schemes			Unfunded pension/post-retirement healthcare plans
	UK £m	**US £m**	**Other £m**	**£m**	UK £m	US £m	Other £m	£m
Current service cost	**28.2**	**10.6**	**1.2**	**2.6**	33.9	17.5	0.6	3.2
Past service cost	**0.7**	**0.2**		**0.4**	0.2	0.1		
Settlement (gains)/losses	**(0.4)**	**2.8**						
Curtailment gains	**(36.5)**	**(20.6)**		**(9.3)**				
Total (credit)/charge	**(8.0)**	**(7.0)**	**1.2**	**(6.3)**	34.1	17.6	0.6	3.2
Expected return on pension scheme assets	**(179.6)**	**(24.2)**	**(1.2)**		(161.5)	(23.9)	(0.3)	
Interest on pension scheme liabilities	**136.3**	**23.5**	**1.4**	**7.0**	124.5	25.8	0.6	7.2
Net return	**(43.3)**	**(0.7)**	**0.2**	**7.0**	(37.0)	1.9	0.3	7.2
Total (credited)/charged to income statement	**(51.3)**	**(7.7)**	**1.4**	**0.7**	(2.9)	19.5	0.9	10.4

The actual return on scheme assets was £300.7m (2006: £261.7m).

The operating cost is charged as follows:

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Cost of sales	**7.3**	8.9
Sales and distribution costs	**4.4**	5.6
Administrative expenses	**11.3**	14.7
Discontinued operations	**20.5**	26.3
Exceptional operating items	**(0.3)**	
Profit on disposal of business/curtailment gain	**(63.3)**	

Actuarial gains of £70.3m (2006: £94.5m) have been reported in the statement of recognised income and expense. This includes a loss of £1.9m (2006: £0.5m) in respect of unrecognised assets owing to surplus restriction. Cumulative actuarial gains from 1 August 2004 reported in the statement of recognised income and expense are £141.4m (2006: £71.1m).

10 Post-retirement benefits continued

Amounts recognised in the balance sheet

	Period ended 31 July 2007				Period ended 5 August 2006			
	Funded defined benefit pension schemes			Unfunded pension/post-retirement healthcare plans	Funded defined benefit pension schemes			Unfunded pension/post-retirement healthcare plans
	UK £m	US £m	Other £m	£m	UK £m	US £m	Other £m	£m
Present value of funded obligations	**(2,637.6)**	**(355.0)**	**(26.6)**		(2,630.1)	(394.3)	(11.4)	
Fair value of scheme assets	**2,969.1**	**327.6**	**22.2**		2,770.4	332.8	7.8	
	331.5	**(27.4)**	**(4.4)**		140.3	(61.5)	(3.6)	
Present value of unfunded obligations				**(113.7)**				(126.8)
Irrecoverable surplus			**(2.4)**				(0.5)	
Net asset/(liability) recognised in the balance sheet	**331.5**	**(27.4)**	**(6.8)**	**(113.7)**	140.3	(61.5)	(4.1)	(126.8)

Changes in present value of defined benefit obligations

	Period ended 31 July 2007				Period ended 5 August 2006			
	Funded defined benefit pension schemes			Unfunded pension/post-retirement healthcare plans	Funded defined benefit pension schemes			Unfunded pension/post-retirement healthcare plans
	UK £m	US £m	Other £m	£m	UK £m	US £m	Other £m	£m
At beginning of period	**(2,630.1)**	**(394.3)**	**(11.4)**	**(126.8)**	(2,529.1)	(467.2)		(131.1)
Transfers in of territories outside UK and USA			**(5.2)**	**(7.1)**			(10.4)	(8.2)
Liabilities assumed on acquisitions				**(0.2)**			(0.1)	
Current service cost	**(28.2)**	**(10.6)**	**(1.2)**	**(2.6)**	(33.9)	(17.5)	(0.6)	(3.2)
Interest on obligations	**(136.3)**	**(23.5)**	**(1.4)**	**(7.0)**	(124.5)	(25.8)	(0.6)	(7.2)
Employee contributions	**(0.4)**		**(0.2)**		(2.5)			
Past service cost	**(0.7)**	**(0.2)**		**(0.4)**	(0.2)	(0.1)		
Actuarial (loss)/gain on liabilities	**(14.0)**	**(10.4)**	**(9.3)**	**10.2**	(57.0)	65.6	(0.4)	10.2
Curtailment gain	**36.5**	**20.6**		**9.3**				
Liabilities extinguished on settlements	**12.7**	**23.6**						
Exchange adjustments		**24.0**	**0.8**	**3.7**	0.2	34.1	0.4	6.1
Benefits paid	**122.9**	**15.8**	**1.3**	**7.2**	116.9	16.6	0.3	6.6
At end of period	**(2,637.6)**	**(355.0)**	**(26.6)**	**(113.7)**	(2,630.1)	(394.3)	(11.4)	(126.8)

Changes in present value of scheme assets

	Period ended 31 July 2007				Period ended 5 August 2006			
	Funded defined benefit pension schemes			Unfunded pension/post-retirement healthcare plans	Funded defined benefit pension schemes			Unfunded pension/post-retirement healthcare plans
	UK £m	US £m	Other £m	£m	UK £m	US £m	Other £m	£m
At beginning of period	**2,770.4**	**332.8**	**7.8**		2,546.9	343.9		
Transfers in of territories outside UK and USA			**5.1**				7.5	
Assets acquired on acquisitions								
Expected return on assets	**179.6**	**24.2**	**1.2**		161.5	23.9	0.3	
Actuarial gains on scheme assets	**67.2**	**20.4**	**8.1**		77.1	(0.6)	0.1	
Employer contributions	**86.7**	**13.9**	**1.9**	**7.2**	99.5	10.1	0.6	6.6
Employee contributions	**0.4**		**0.2**		2.5			
Assets distributed on settlements	**(12.3)**	**(26.4)**						
Exchange adjustments		**(21.5)**	**(0.8)**		(0.2)	(27.9)	(0.4)	
Benefits paid	**(122.9)**	**(15.8)**	**(1.3)**	**(7.2)**	(116.9)	(16.6)	(0.3)	(6.6)
At end of period	**2,969.1**	**327.6**	**22.2**		2,770.4	332.8	7.8	

Cash contributions

Company contributions to the funded defined benefit pension plans for 2007 totalled £102.5m (2006: £110.2m). 2007 included special UK contributions of £55.9m (2006: £61.0m). Special contributions include £20.6m arising from the sale of Aerospace, £13.1m for special covenant payments and £22.2m in respect of back-dated payments resulting from trustee valuations. Cash payments in 2008 will be about £52m.

10 Post-retirement benefits continued

History of schemes

The history of the schemes for the last three years is:

	2007 £m	2006 £m	2005 £m
Balance sheet			
Present value of defined benefit obligation	**(3,132.9)**	(3,162.6)	(3,127.4)
Fair value of scheme assets	**3,318.9**	3,111.0	2,890.8
Unrecognised asset due to surplus restriction	**(2.4)**	(0.5)	
Surplus/(deficit)	**183.6**	(52.1)	(236.6)
Post-retirement assets	**333.7**	183.7	134.6
Post-retirement liabilities	**(150.1)**	(235.8)	(371.2)
Surplus/(deficit)	**183.6**	(52.1)	(236.6)

	Period ended 31 July 2007	Period ended 5 August 2006	Year ended 31 July 2005
Experience gains/(losses)			
Experience (losses)/gains on scheme liabilities	**(23.5)**	18.4	(266.3)
Experience gains on scheme assets	**95.7**	76.6	242.9
Movement on restricted surplus	**(1.9)**	(0.5)	

In accordance with the transitional provision for the amendments to IAS 19 'Employee Benefits' in December 2004, the disclosures above are determined prospectively from 2005.

Balance sheet reconciliation

At 31 July 2007 the net UK funded pension surplus of £331.5m (2006: £140.3m) represented individual plan surpluses of £333.7m (2006: £183.7m) and deficits of £2.2m (2006: £43.4m). The balance sheet records the retirement assets and liabilities as follows.

	2007 £m	2006 £m
UK surplus	**331.5**	140.3
US deficit	**(27.4)**	(61.5)
Other countries deficit	**(6.8)**	(4.1)
Unfunded	**(113.7)**	(126.8)
Surplus/(deficit)	**183.6**	(52.1)
Post-retirement assets	**333.7**	183.7
Post-retirement liabilities	**(150.1)**	(235.8)
Surplus/(deficit)	**183.6**	(52.1)

Sensitivity to healthcare cost trends

A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	One percentage point increase £m	One percentage point decrease £m
Effect on the aggregate of service cost and interest cost	0.7	(0.5)
Effect on defined benefit obligations	6.4	(5.4)

Defined contribution plans

The Group operates a number of defined contribution plans. The total expense recognised in the income statement in respect of these plans was £19.1m (2006: £16.9m).

11 Employees

	Period ended 31 July 2007			Period ended 5 August 2006		
	Continuing £m	Discontinued £m	Total £m	Continuing £m	Discontinued £m	Total £m
Staff costs during the period						
Wages and salaries	**528.1**	**295.6**	**823.7**	542.8	403.2	946.0
Social security	**62.4**	**25.4**	**87.8**	63.0	32.1	95.1
Share-based payment (note 31)	**10.4**	**3.5**	**13.9**	11.0	5.3	16.3
Pension costs (including defined contribution schemes) (note 10)	**44.3**	**18.0**	**62.3**	45.7	26.7	72.4
	645.2	**342.5**	**987.7**	662.5	467.3	1,129.8

Following a change in analysis, the prior year disclosure for wages and salaries has been restated by £35.8m. This change has no effect on the Consolidated income statement.

The average number of persons employed was:

	Period ended 31 July 2007 Number	Period ended 5 August 2006 Number
Detection	**2,053**	1,909
Medical	**8,035**	7,413
Specialty Engineering:		
John Crane	**5,631**	5,953
Specialty – Other	**5,097**	4,965
Continuing operations	**20,816**	20,240
Discontinued operations	**8,252**	11,084
	29,068	31,324

Key management

The key management of the Group comprises Smiths Group plc Board directors and Group Managing Directors who are not Board members during the year and their aggregate compensation is shown below. Details of directors' remuneration are contained in the report of the Remuneration Committee on pages 33 to 42.

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Key management compensation		
Salaries and short-term employee benefits	**6.6**	6.5
Cost of post-retirement benefits	**1.2**	1.4
Cost of share-based incentive plans	**2.8**	4.7

No member of key management had any material interest during the period in a contract of significance (other than a service contract or a qualifying third party indemnity provision) with the Company or any of its subsidiaries. Options and awards held at the end of the period by key management in respect of the Company's share-based incentive plans were:

	Period ended 31 July 2007		Period ended 5 August 2006	
	Number of instruments '000	Weighted average price	Number of instruments '000	Weighted average price
CIP	**425**	**£0.00**	333	£0.00
DSS	**109**	**£0.00**	274	£0.00
ESOS	**413**	**£8.57**	2,174	£7.36
PSP	**1,067**	**£0.00**	904	£0.00
SAYE	**14**	**£6.96**	11	£5.97

12 Intangible assets

	Goodwill £m	Development costs £m	Acquired intangibles (see table on next page) £m	Other £m	Total £m
Cost					
At 1 August 2005	1,296.1	198.7	135.6	78.2	1,708.6
Exchange adjustments	(83.2)	(13.6)	(11.7)	(6.3)	(114.8)
Reclassification from property, plant and equipment		0.4		7.1	7.5
Acquisitions	30.6		13.3		43.9
Adjustments to prior year acquisitions	(1.9)		1.9		
Additions at cost		108.2		33.5	141.7
At 5 August 2006	1,241.6	293.7	139.1	112.5	1,786.9
Exchange adjustments	(39.2)	(1.9)	(8.5)	(1.7)	(51.3)
Acquisitions	16.8		12.1		28.9
Finalisation of fair value adjustments	0.9		(0.9)		
Additions at cost	2.2	44.1		18.0	64.3
Transfers to disposal group held for sale at year end		(1.2)		(1.1)	(2.3)
Transfer to disposal group sold by the year end	(301.0)	(283.5)	(10.4)	(50.2)	(645.1)
Disposals at cost			(0.1)	(1.2)	(1.3)
At 31 July 2007	**921.3**	**51.2**	**131.3**	**76.3**	**1,180.1**
Amortisation					
At 1 August 2005	143.5	27.0	5.7	50.7	226.9
Exchange adjustments	(9.8)	(1.2)	(2.4)	(3.1)	(16.5)
Reclassification from property, plant and equipment				6.3	6.3
Charge for the period		13.7	16.9	9.0	39.6
At 5 August 2006	133.7	39.5	20.2	62.9	256.3
Exchange adjustments	(2.9)	(0.4)	(1.3)	(1.6)	(6.2)
Disposals				(0.1)	(0.1)
Transfers to disposal groups held for sale at year end				(0.4)	(0.4)
Transfer to disposal group sold by the year end	(56.0)	(33.2)	(4.8)	(28.7)	(122.7)
Charge for the period		6.6	15.0	8.1	29.7
Impairment	2.2				2.2
At 31 July 2007	**77.0**	**12.5**	**29.1**	**40.2**	**158.8**
Net book value at 31 July 2007	**844.3**	**38.7**	**102.2**	**36.1**	**1,021.3**
Net book value at 5 August 2006	1,107.9	254.2	118.9	49.6	1,530.6
Net book value at 1 August 2005	1,152.6	171.7	129.9	27.5	1,481.7

12 Intangible assets continued

In addition to goodwill, the acquired intangible assets comprise:

	Patents, licences and trademarks £m	Technology £m	Customer relationships £m	Total acquired intangibles £m
Cost				
At 1 August 2005	41.6	59.2	34.8	135.6
Exchange adjustments	(3.2)	(5.0)	(3.5)	(11.7)
Adjustments to prior year acquisitions			1.9	1.9
Acquisitions	0.5	4.4	8.4	13.3
At 5 August 2006	38.9	58.6	41.6	139.1
Exchange adjustments	(2.8)	(3.7)	(2.0)	(8.5)
Finalisation of fair value adjustments	0.6	0.2	(1.7)	(0.9)
Acquisitions (note 29)	3.6		8.5	12.1
Transfer to disposal group sold by the year end			(10.4)	(10.4)
Disposals	(0.1)			(0.1)
At 31 July 2007	**40.2**	**55.1**	**36.0**	**131.3**
Amortisation				
At 1 August 2005	0.8	1.8	3.1	5.7
Exchange adjustments	(0.2)	(0.5)	(1.7)	(2.4)
Charge for the period	2.8	5.6	8.5	16.9
At 5 August 2006	3.4	6.9	9.9	20.2
Exchange adjustments	(0.1)	(0.6)	(0.6)	(1.3)
Transfer to disposal group sold by the year end			(4.8)	(4.8)
Charge for the period	2.3	5.6	7.1	15.0
At 31 July 2007	**5.6**	**11.9**	**11.6**	**29.1**
Net book value at 31 July 2007	**34.6**	**43.2**	**24.4**	**102.2**
Net book value at 5 August 2006	35.5	51.7	31.7	118.9
Net book value at 1 August 2005	40.8	57.4	31.7	129.9

Note
The additions at cost and amortisation charge represent the respective costs and charge for continuing operations, and discontinued operations and disposal groups for the period prior to becoming a disposal group.

Significant cash generating units

Goodwill is not amortised but is tested for impairment at least annually. Value-in-use calculations are utilised to determine the recoverable amount of goodwill held within each cash generating unit (CGU). Value in use is calculated as the net present value of the projected risk-adjusted post-tax cash-flows of the CGU in which the goodwill is contained, applying a discount rate of the Group's post-tax weighted average cost of capital of 9%. This approximates to applying a pre-tax discount rate to pre-tax cash-flows. These forecast cash-flows are based on approved budgets and represent a best estimate of future performance.

Goodwill held in the Smiths Medical Critical Care and Smiths Detection Imaging Systems CGUs, comprising £283.7m (2006: £302.5m) and £224.4m (2006: £215.6m) at net book value respectively, are considered significant in comparison to the total carrying value of goodwill at 31 July 2007. The following key assumptions were used in the discounted cash-flow projections for the Critical Care and Imaging Systems CGUs:

- growth rates of 2% (2006: 2%) have been used for the Critical Care and Imaging Systems CGUs to extrapolate beyond the most recent forecasts, representing a view of the long-term average growth rates for the industries in which the businesses operate. The growth rates used to estimate future performance beyond the periods covered by our annual planning and strategic planning processes do not exceed the long-term average growth rates for similar projects and do not reflect long-term planning assumptions used by the Group for investment planning; and
- in addition to discount rates and long-term growth rates, the key assumptions used to determine the recoverable amounts of the Critical Care and Imaging Systems CGUs include future sales prices and volumes (with reference to specific customer relationships and product lines), operating margins, the cost structure of each CGU and the ability to realise planned productivity improvements.

The assumptions used in the discounted cash-flow forecasts incorporate past performance and historical growth rates and margins achievable in our key markets as a guide.

Sensitivity analysis performed around the base case assumptions has indicated that no reasonable changes in key assumptions would cause the carrying amount of the Critical Care and Imaging Systems CGUs to exceed their respective recoverable amount.

13 Property, plant and equipment

	Land and buildings £m	Plant and machinery £m	Fixtures, fittings, tools and equipment £m	Total £m
Cost or valuation				
At 1 August 2005	257.5	629.3	341.8	1,228.6
Exchange adjustments	(10.4)	(33.8)	(12.9)	(57.1)
Reallocations to intangible assets			(7.5)	(7.5)
Additions	7.8	72.9	30.5	111.2
Acquisitions	0.2	1.1	0.3	1.6
Disposals	(6.8)	(9.7)	(11.1)	(27.6)
Business disposals	(3.2)	(6.8)	(3.8)	(13.8)
At 5 August 2006	245.1	653.0	337.3	1,235.4
Exchange adjustments	(5.0)	(13.8)	(4.6)	(23.4)
Reclassification		14.6	(14.6)	
Additions (note)	9.4	40.3	23.2	72.9
Acquisitions		1.0	1.0	2.0
Disposals	(4.2)	(13.7)	(14.7)	(32.6)
Transfers to disposal groups held for sale at year end	(0.7)		(6.6)	(7.3)
Transfer to disposal group sold by the year end	(89.1)	(338.5)	(161.5)	(589.1)
At 31 July 2007	**155.5**	**342.9**	**159.5**	**657.9**
Depreciation				
At 1 August 2005	80.1	393.2	252.5	725.8
Exchange adjustments	(4.1)	(20.1)	(10.9)	(35.1)
Reallocations to intangible assets			(6.3)	(6.3)
Charge for the period	4.9	45.8	28.5	79.2
Impairment charge	0.5	1.0	0.3	1.8
Disposals	(2.3)	(8.2)	(9.3)	(19.8)
Business disposals	(0.8)	(4.7)	(2.5)	(8.0)
At 5 August 2006	78.3	407.0	252.3	737.6
Exchange adjustments	(2.3)	(8.2)	(3.5)	(14.0)
Reclassification		10.4	(10.4)	
Charge for the period (note)	5.4	28.6	18.2	52.2
Impairment charge	5.9	2.2		8.1
Disposals	(0.3)	(10.1)	(9.2)	(19.6)
Transfers to disposal groups held for sale at year end	(0.2)		(4.2)	(4.4)
Transfer to disposal group sold by the year end	(23.7)	(210.7)	(128.5)	(362.9)
At 31 July 2007	**63.1**	**219.2**	**114.7**	**397.0**
Net book value at 31 July 2007	**92.4**	**123.7**	**44.8**	**260.9**
Net book value at 5 August 2006	166.8	246.0	85.0	497.8
Net book value at 1 August 2005	177.4	236.1	89.3	502.8

Note
The additions in the period and the depreciation charge represent the respective costs and charge for continuing operations, and discontinued operations and disposal groups for the period prior to becoming a disposal group.

The impairment charge of £8.1m arose when property, plant and equipment was written down to fair value less costs to sell prior to being classified as being held for sale. The charge has been recognised in the results of John Crane.

	2007 £m	2006 £m
Capital expenditure commitments – contracted but not provided for	**16.9**	23.6

14 Investments accounted for using the equity method

	2007 £m	2006 £m
Investments in associated companies		
At start of period	**14.0**	
Acquisitions		13.8
Other movements		2.3
Share of results after tax	**(0.5)**	(1.1)
Dilution of interest	**(1.2)**	
Foreign exchange adjustment	**(0.3)**	(1.0)
At end of period	**12.0**	14.0

Additions during 2006 comprised the Group's 43% interest in Cross Match Technologies, Inc, which was acquired in exchange for the Group's interest in Heimann Biometric Systems GmbH.

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Group share of results of associated companies		
Revenue	**25.3**	23.7
Operating costs and other income	**(25.0)**	(24.0)
Profit/(loss) before taxation	**0.3**	(0.3)
Taxation	**(0.8)**	(0.8)
Share of post-tax result from associated companies	**(0.5)**	(1.1)

Net assets and liabilities of associated companies

	2007 £m	2006 £m
Non-current assets	**9.9**	42.9
Current assets	**36.9**	32.5
Total assets	**46.8**	75.4
Non-current liabilities	**(5.0)**	(4.2)
Current liabilities	**(16.5)**	(13.6)
Total liabilities	**(21.5)**	(17.8)
Net assets	**25.3**	57.6

The above table principally represents the assets and liabilities of Cross Match Technologies, Inc. The Group share of those assets and liabilities attributable to Smiths Group is 37% (2006: 43%).

The dilution of the interest in Cross Match Technologies, Inc. resulted from warrants and options being exercised in the period.

15 Non-current financial assets

	2007 £m	2006 £m
TI Automotive Limited preference shares		
– at 1 August 2005		325.0
– impairment charged in period		(325.0)
Other trade investments	**0.7**	0.8
	0.7	0.8

Period ended 31 July 2007
During 2007, the Group sold its interest in TI Automotive for a consideration of £15.0m. The prior year impairment charge of £325m had reduced the carrying value of this financial asset to nil. As a result of the sale, therefore, a gain of £24.0m has been recorded, comprising the consideration received, together with the release of certain provisions held against TI Automotive-related exposures.

15 Non-current financial assets continued
Period ended 5 August 2006
Recognising continued deterioration in the automotive market, particularly in the US, an impairment review of the preference share investment in TI Automotive was undertaken, as required by IAS 39.

The preference shares had not borne any dividends and it was considered unlikely that dividends would be paid in the foreseeable future. Similarly there was no current prospect of the preference share interest being redeemed. The directors also considered the possibility that cash flows could accrue from the investment in TI Automotive in the event that the enterprise was sold; such a sale was not considered sufficiently probable to take into account any cash flows which could accrue in such an event. As a result, the directors decided to write down the carrying value of the investment in the TI Automotive preference shares from £325m to nil value in those accounts.

The Company also held 19.99% of the issued ordinary share capital of TI Automotive Limited. The shares conferred 19.99% of the voting rights attaching to ordinary shares, and additionally conferred the right to appoint the Chairman and to benefit from compulsory transfer provisions which obliged the other shareholders to sell their shares to a purchaser making an offer accepted by Smiths subject to certain conditions. The ordinary shares were recorded at nil value in those accounts.

16 Inventories

	2007 £m	2006 £m
Inventories comprise		
Raw materials and consumables	**114.2**	164.7
Work in progress	**58.0**	196.3
Finished goods	**158.5**	218.8
	330.7	579.8
Less: payments on account	**(11.0)**	(21.4)
	319.7	558.4

The Group consumed £2,176.7m (2006: £2,348.3m) of inventories during the period. £13.4m (2006: £19.0m) was recognised as an expense resulting from the write-down of inventory and £4.0m (2006: £5.8m) released to the income statement from inventory provisions charged in earlier years but no longer required.

17 Trade and other receivables

	2007 £m	2006 £m
Non-current		
Trade receivables	**8.9**	9.8
Prepayments and accrued income	**0.8**	1.8
Other debtors	**5.0**	5.2
	14.7	16.8
Current		
Long-term contract balances	**5.3**	126.2
Less: attributable progress payments		(120.5)
Amounts due from customers for contract work	**5.3**	5.7
Trade receivables	**427.2**	657.3
Other debtors	**16.6**	9.5
Prepayments and accrued income	**40.7**	51.9
	489.8	724.4

Trade receivables do not carry interest and are stated at their nominal value after deducting provisions for bad and doubtful debts of £10.5m (2006: £16.3m). The provision for bad and doubtful debts is based on specific risk assessment and reference to past default experience. The Group has no significant concentration of credit risk, with exposure spread over a large number of customers. Management considers the carrying value of trade and other receivables approximates the fair value.

18 Cash and cash equivalents

	2007 £m	2006 £m
Cash at bank and in hand – including impact of cash pooling gross up: £123.2m (2006: £83.6m)	**148.5**	102.3
Short-term deposits	**40.8**	18.3
Cash and cash equivalents	**189.3**	120.6
Cash included in assets of disposal group (note 19)	**(3.1)**	
Cash and cash equivalents per balance sheet	**186.2**	120.6
Cash and cash equivalents	**189.3**	120.6
Bank overdrafts	**(186.2)**	(171.7)
Net cash and cash equivalents	**3.1**	(51.1)

Cash and cash equivalents include highly liquid investments with maturities of three months or less.

19 Disposal group

During the second half of the year, the Company invited offers for the purchase of its marine operations, which form part of Specialty Engineering – Other. Subject to the acceptance of a suitable offer, it is expected that the disposal will complete in the first half of 2007/08 and, as a consequence, the assets and liabilities to be sold have been disclosed as held for sale in the consolidated balance sheet as at 31 July 2007 and revalued to fair value less disposal costs. No impairment loss has been recorded as a result of this.

	2007 £m	2006 £m
Non-current assets		
Intangible assets	**1.9**	
Property, plant and equipment	**2.9**	
Deferred tax assets	**0.1**	
	4.9	
Current assets		
Inventories	**7.4**	
Trade and other receivables	**15.7**	
Cash and cash equivalents	**3.1**	
Financial derivatives	**0.2**	
Total assets of disposal group	**31.3**	
Non-current liabilities		
Financial derivatives	**(0.8)**	
Provisions for liabilities and charges	**(0.6)**	
	(1.4)	
Current liabilities		
Financial liabilities:		
– financial derivatives	**(0.5)**	
Provisions for liabilities and charges	**(0.6)**	
Trade and other payables	**(12.7)**	
Current tax payable	**(1.0)**	
Total liabilities of disposal group	**(16.2)**	

20 Trade and other payables

	2007 £m	2006 £m
Non-current		
Other creditors	**22.5**	114.8
Current		
Trade creditors	**164.8**	252.2
Bills of exchange payable	**1.7**	3.3
Other creditors	**38.0**	63.0
Other taxation and social security costs	**20.5**	23.0
Accruals and deferred income	**187.6**	358.0
	412.6	699.5

21 Borrowings and net debt

This note sets out the calculation of net debt, a measure considered important in explaining our financing position. As shown below, IAS 39 requires that the carrying value of borrowing includes accrued interest, and the fair value of any interest rate or currency swaps held to hedge the borrowings. The Company's measure of 'net debt' is a non-GAAP measure and is stated before these valuation adjustments.

	2007 £m	2006 £m
Cash and cash equivalents		
Net cash and deposits including assets of disposal group (note 19)	**189.3**	120.6
Short-term borrowings		
Bank loans and overdrafts – including impact of cash pooling gross up: £123.2m (2006: £83.6m)	**(186.4)**	(174.1)
Other loans	**(3.1)**	(3.6)
B shares (note 26)	**(18.1)**	
	(207.6)	(177.7)
Long-term borrowings		
7.875% Sterling Eurobond 2010	**(149.5)**	(149.3)
7.25% Sterling Eurobond 2016	**(148.7)**	(148.5)
5.45% US$ Private Placement 2013	**(122.8)**	(131.0)
Floating Rate Revolving Credit Facility 2012 (multi-currency)	**(67.2)**	(354.6)
EIB Sterling R. & D. Loan 2010	**(70.0)**	(70.0)
Bank and other loans	**(11.7)**	(12.7)
	(569.9)	(866.1)
Borrowings before valuation adjustments	**(777.5)**	(1,043.8)
Net debt	**(588.2)**	(923.2)
Borrowings – valuation adjustments		
– interest accrual	**(4.5)**	(7.3)
– fair value of swapped debt	**2.8**	3.8
Borrowings per balance sheet	**(779.2)**	(1,047.3)

Current assets

The weighted interest rate on net cash at 31 July 2007 was approximately 2.6% (2006: 3.7%) with rates ranging from 0% to 11% (2006: 0% to 14%).

Short-term borrowings

The weighted interest rate on short-term borrowings at 31 July 2007 was approximately 5.2% (2006: 5.2%).

Long-term borrowings

Loans due after one year are repayable over various periods as follows:

	2007 £m	2006 £m
Between one and two years	**(0.5)**	(0.5)
Between two and three years	**(149.9)**	(0.6)
Between three and four years	**(70.3)**	(149.9)
Between four and five years	**(67.6)**	(425.1)
After five years	**(281.6)**	(290.0)
	(569.9)	(866.1)

The loans repayable after five years carry interest at effective rates between 5% and 8% (2006: between 5% and 8%). Interest is payable annually in arrears on the 2016 Sterling Eurobond and semi annually in arrears on the 2013 Private Placement. The interest rate hedging relates to loans repayable after five years. The repayment dates range from 2013 to 2022. The average effective interest rate of all public bonds at 31 July 2007 was approximately 7.6% (2006: 7.6%) and £22.5m (2006: £23.4m) was charged to the Consolidated income statement in this period. The weighted average cost of Smiths' total borrowings after currency and interest rate swaps at 31 July 2007 was 5.8% (2006: 5.6%).

Secured loans

Loans amounting to £11.5m (2006: £11.8m) were secured by charges on freehold properties with a carrying value of £9.8m (2006: £10.2m).

22 Financial instruments

Financial risk management

The Group's international operations and debt financing expose it to a range of financial risks that include the effects of changes in debt market prices, foreign exchange rates, credit risks, liquidity and interest rates. The Group has in place risk management policies that seek to limit the adverse effects on the financial performance of the Group by using various instruments and techniques, including foreign currency derivatives, debt and other interest rate derivatives.

Risk management policies are set by the Board. The Central Treasury function receives regular reports from all the businesses to enable prompt identification of financial risks so that appropriate actions may be taken. The treasury policy sets out specific guidelines to manage foreign exchange risks, interest rate risk, credit risk and the use of financial instruments to manage these.

(a) Foreign exchange risk

Transactional currency exposure

The Group has transactional currency exposure arising from sales or purchases by businesses in currencies other than their functional currency. It is Group policy that, when a sale or purchase in a currency which is not the functional currency of that operation has been agreed or is highly probable, the net foreign exchange exposure is hedged. The net exposure is calculated by adjusting the expected cash-flow for payments or receipts in the same currency linked to the sale or purchase. This policy minimises the risk that the profits generated from the transaction will be affected by foreign exchange movements which occur after the price has been determined. Hedging is undertaken using forward foreign exchange contracts.

Hedge accounting documentation and effectiveness testing are only undertaken if it is cost effective. At 31 July 2007 the Group had outstanding foreign currency contracts with a nominal amount of £131m (2006: £97m) which were being used to manage transactional foreign exchange exposures, but not accounted for as cash flow hedges.

The following table shows the financial instruments arising from trading activities, principally trade receivables and payables, analysed by currency. The comparatives presented do not include balances relating to operations which were discontinued in 2007:

	At 31 July 2007				
	Sterling £m	**US$ £m**	**Euro £m**	**Other £m**	**Total £m**
Financial assets and liabilities of continuing operations					
Financial instruments included in trade and other receivables	**43.6**	**198.0**	**122.5**	**86.0**	**450.1**
Financial instruments included in trade and other payables	**(21.9)**	**(94.3)**	**(59.7)**	**(21.0)**	**(196.9)**
	21.7	**103.7**	**62.8**	**65.0**	**253.2**

	At 5 August 2006				
	Sterling £m	US$ £m	Euro £m	Other £m	Total £m
Financial assets and liabilities of continuing operations					
Financial instruments included in trade and other receivables	55.7	173.2	127.8	59.9	416.6
Financial instruments included in trade and other payables	(34.9)	(103.9)	(52.5)	(28.5)	(219.8)
	20.8	69.3	75.3	31.4	196.8

Financial instruments included in trade and other receivables comprise trade receivables, accrued income and other debtors which qualify as financial instruments. Similarly, financial instruments included in trade and other payables comprise trade payables, accrued expenses and other creditors which qualify as financial instruments. This balance includes £4.6m (2006: £10.5m) which is due after more than one year.

22 Financial instruments continued

The table below shows the future cash flows translated at forward rate which will arise in respect of both the purchase and (sale) obligations of all open forward foreign exchange contracts.

	31 July 2007 £m	5 August 2006 £m
Sterling	**(2.4)**	237.5
US dollar	**(39.6)**	(227.7)
Euro	**14.6**	(6.0)
Other	**27.4**	(3.8)

During the course of the year Smiths entered into a one-off hedge contract to fix the sterling equivalent of the projected net proceeds arising from the Aerospace disposal (note 7). This hedge contract had a nominal value of US$4.2 billion; a maturity date of 8 May 2007; and an effective exchange rate of 1.9791. A gain of £18.5m was realised on this contract, which has been recognised in calculating the fair value of the consideration.

Cash-flow hedging

At 31 July 2007, the Group had outstanding foreign currency contracts designated as hedging instruments in cash-flow hedges of future foreign currency sales and purchases with a nominal amount of £211m (2006: £354m). The fair value of the hedging instruments is disclosed in the derivative table (page 82).

The majority of hedged transactions will be recognised in the income statement in the same period as the cash-flows are expected to occur, with the only differences arising as a result of normal commercial credit terms on sales and purchases. Of the foreign exchange contracts designated as hedging instruments 93% are for periods of 12 months or less (2006: approximately 75%). The proportion of current contracts has increased as a result of the aerospace disposal.

The movements in the cash-flow hedge reserve during the period are summarised in the table below:

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Brought forward cash-flow hedge reserve at start of period	**13.3**	0.6
Gains and losses on effective cash-flow hedges recognised in equity	**4.8**	18.4
Amounts removed from the hedge reserve and recognised in the income statement	**(16.7)**	(5.7)
Carried forward cash-flow hedge reserve at end of period	**1.4**	13.3

Translational currency exposure

The Group has a significant investment in overseas operations, particularly in the Americas and Europe, but to a lesser extent the rest of the world. As a result, the sterling value of the Group's balance sheet can be affected by movements in exchange rates. The Group therefore seeks to mitigate the effect of these translational currency exposures by matching the net investment in overseas operations with borrowings denominated in their functional currencies, except where significant adverse interest differentials or other factors would render the cost of such hedging activity uneconomic. This is achieved by borrowing either directly in the local domestic markets or indirectly through the use of rolling annual forward foreign exchange contracts.

The table below sets out the currency of:

- cash, cash equivalents and borrowings; and
- the impact of the cross-currency swap contracts used for net investment hedging.

					At 31 July 2007
	Sterling £m	**US$ £m**	**Euro £m**	**Other £m**	**Total £m**
Cash and cash equivalents	**68.3**	**11.6**	**62.5**	**46.9**	**189.3**
Borrowings	**(439.2)**	**(140.2)**	**(168.9)**	**(30.9)**	**(779.2)**
	(370.9)	**(128.6)**	**(106.4)**	**16.0**	**(589.9)**
Effect of currency swaps	**255.9**	**(89.5)**	**(125.0)**	**(41.4)**	
	(115.0)	**(218.1)**	**(231.4)**	**(25.4)**	**(589.9)**

					At 5 August 2006
	Sterling £m	US$ £m	Euro £m	Other £m	Total £m
Cash and cash equivalents	54.2	1.3	30.1	35.0	120.6
Borrowings	(464.9)	(307.4)	(246.8)	(28.2)	(1,047.3)
	(410.7)	(306.1)	(216.7)	6.8	(926.7)
Effect of currency swaps	241.2	(89.5)	(100.0)	(51.7)	
	(169.5)	(395.6)	(316.7)	(44.9)	(926.7)

22 Financial instruments continued

Net investment hedges

Cross-currency swap contracts for US dollars, euros, yen and Canadian dollars with a nominal value of £238m (2006: £232m) and foreign currency borrowings of €100m (2006: €275m) have been designated as net investment hedges in respect of the currency translation risk arising on foreign operations. The contracts mature between August 2007 and September 2008. The fair value of the hedging instruments is disclosed in the derivative table (page 82).

Gains and losses on net investment hedges that have been deferred in the net investment hedge reserve are shown in the table below:

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Brought forward net investment hedge reserve at start of period	**13.2**	(3.9)
Amounts deferred in the period on effective net investment hedges	**8.2**	17.1
Amounts removed from the hedge reserve and recognised in the income statement	**(4.2)**	
Carried forward net investment hedge reserve at end of period	**17.2**	13.2

(b) Interest rate risk

The Group operates an interest rate policy designed to optimise interest cost and reduce volatility in reported earnings. The Group's normal policy is to require interest rates to be fixed for 30% to 70% of the level of underlying borrowings forecast to arise over a three-year horizon. This is achieved partly through fixed rate borrowings, and partly through the use of interest rate swaps. At 31 July 2007, 55% (2006: 38%) of the Group's gross borrowings excluding the cash pool gross up were at fixed interest rates after adjusting for interest rate swaps.

Interest rate profiles of financial assets and liabilities

The following table indicates the exposure of cash and borrowings to interest rate risk. The other financial assets and liabilities do not earn or bear interest.

	Cash and cash equivalents 31 July 2007 £m	**Borrowings 31 July 2007 £m**	Cash and cash equivalents 5 August 2006 £m	Borrowings 5 August 2006 £m
Fixed interest financial assets/(liabilities) (adjusted for interest rate hedging):				
Less than one year	**14.1**	**(3.0)**		(3.1)
Between one and two years		**(0.5)**		(0.5)
Between two and three years		**(149.9)**		(0.6)
Between three and four years		**(0.3)**		(149.9)
Between four and five years		**(0.4)**		(0.6)
Greater than five years		**(207.9)**		(211.4)
Total fixed interest financial assets/(liabilities) (adjusted for interest rate hedging)	**14.1**	**(362.0)**		(366.1)
Floating rate interest financial assets/(liabilities)	**165.6**	**(417.2)**	112.5	(681.2)
Total interest bearing financial assets/(liabilities)	**179.7**	**(779.2)**	112.5	(1,047.3)
Non-interest bearing assets/(liabilities) in the same category	**9.6**		8.1	
Total	**189.3**	**(779.2)**	120.6	(1,047.3)

Interest rate hedging

The Group has designated US$150m interest rate swaps which mature on 28 January 2013 as fair value hedges on the US private placement which matures on the same date. This hedges the risk of variability in the fair value of borrowings arising from interest rate fluctuations. The fair value of the hedging instrument is disclosed in the derivative table (page 82).

The effect of the interest rate swap is to convert £73.7m (2006: £78.6m) debt from fixed rate to floating rate.

Sensitivity of interest charges to interest rate movements

Based on the composition of net debt and financing arrangements at 31 July 2007, and taking into consideration all fixed rate borrowings in place and interest rate swaps, a one percentage point (100 basis points) change in average floating interest rates would have a £3m (2006: £6m) impact on the Group's profit before tax.

22 Financial instruments continued

(c) Credit risk

Financial

The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. Credit risk is mitigated by the Group's Board-approved policy of only selecting counterparties with a strong investment graded long-term credit rating, normally at least AA- or equivalent, and assigning financial limits to individual counterparties. In the normal course of business, the Group operates notional cash pooling systems, where a legal right of set-off applies. The maximum exposure with a single bank for deposits is £27m (2006: £11m), whilst the maximum mark to market exposure for forward foreign exchange contracts at 31 July 2007 to a single bank is £4.6m (2006: £12m).

Operational

Concentrations of credit risk with respect to trade receivables are limited due to the wide spread of business activities. The largest single customer is the US Federal Government representing less than 4% of group turnover. Owing to these factors management believe that impairment provisions for trade receivables (note 17) fully address the operational credit risks.

The maximum credit risk exposure in the event of other parties failing to perform their obligations under financial assets totals £639.4m at 31 July 2007 (2006: £772m).

(d) Liquidity risk

The Group actively maintains committed facilities that are designed to ensure the Group has sufficient available funds for operations and planned expansions. During the period, the Group extended its principal credit facility (£660m revolving credit facility) to 2012.

Borrowing facilities

To provide adequate liquidity committed unused credit facilities of at least £100m (or equivalent free cash) are maintained at all times. Liquidity in 2007 was provided by undrawn revolving credit facilities.

	2007 £m	2006 £m
Expiring within one year	**50.0**	90.0
Expiring between one and two years		
Expiring after two years	**593.0**	305.0
	643.0	395.0

As at 31 July 2007, £40.8m (2006: £18.3m) of cash and cash equivalents was on deposit with various banks and in money market funds of which £32.2m (2006: £16.4m) was on deposit in the UK.

Fair value of financial assets and liabilities

The fair values of financial assets and financial liabilities are the amounts at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods have been used to estimate the fair values of the financial instruments:

- cash, trade receivables and payables and floating rate borrowings – the carrying value is a good approximation of the fair value;
- fixed rate borrowings – quoted market prices of equivalent instruments;
- forward exchange contracts and currency swaps – market valuations at the balance sheet date; and
- interest rate instruments and embedded derivatives – based on the net present value of discounted cash-flows.

All financial instruments except for borrowings are carried at a value which is not materially different from their fair value. Borrowings are recorded initially at the fair value of the consideration received and subsequently recorded at amortised cost. The following table summarises the carrying value under IFRS and the fair value for borrowings after interest rate swaps.

	Carrying amount 31 July 2007 £m	**Estimated fair value 31 July 2007 £m**	Carrying amount 5 August 2006 £m	Estimated fair value 5 August 2006 £m
Borrowings				
Non-current				
Fixed rate	**(359.0)**	**(374.1)**	(363.0)	(386.2)
Floating rate	**(208.1)**	**(208.1)**	(499.3)	(499.3)
Total non-current	**(567.1)**	**(582.2)**	(862.3)	(885.5)
Current				
Fixed rate	**(3.0)**	**(3.0)**	(3.1)	(3.1)
Floating rate	**(209.1)**	**(209.1)**	(181.9)	(181.9)
Total current	**(212.1)**	**(212.1)**	(185.0)	(185.0)
Total borrowings	**(779.2)**	**(794.3)**	(1,047.3)	(1,070.5)

22 Financial instruments continued

Financial derivatives

The tables below set out the nominal amount and fair value of derivative contracts held by the Group, identifying the derivative contracts which qualify for hedge accounting treatment:

At 31 July 2007	Contract or underlying nominal amount Assets £m	Contract or underlying nominal amount Liabilities £m	Fair value Assets £m	Fair value Liabilities £m	Fair value Net £m
Currency and interest-related instruments:					
Foreign exchange contracts (cash-flow hedges)	**147.6**	**(63.4)**	**2.6**	**(0.8)**	**1.8**
Foreign exchange contracts (not hedge accounted)	**64.3**	**(67.1)**	**0.9**	**(1.7)**	**(0.8)**
Total foreign exchange contracts	**211.9**	**(130.5)**	**3.5**	**(2.5)**	**1.0**
Cross-currency swaps (net investment hedges)		**(238.2)**	**9.0**		**9.0**
Cross-currency swaps (not hedge accounted)		**(17.7)**	**1.4**		**1.4**
Total cross-currency swaps		**(255.9)**	**10.4**		**10.4**
Interest rate swaps (fair value hedges)		**(73.7)**		**(2.8)**	**(2.8)**
Embedded derivatives	**15.8**		**0.2**	**(1.3)**	**(1.1)**
Total financial derivatives	**227.7**	**(460.1)**	**14.1**	**(6.6)**	**7.5**
Balance sheet entries:					
Non-current			**0.4**	**(2.5)**	**(2.1)**
Included in assets/(liabilities) of disposal group (note 19)			**0.2**	**(1.3)**	**(1.1)**
Current			**13.5**	**(2.8)**	**10.7**
Total financial derivatives			**14.1**	**(6.6)**	**7.5**

At 5 August 2006	Contract or underlying nominal amount Assets £m	Contract or underlying nominal amount Liabilities £m	Fair value Assets £m	Fair value Liabilities £m	Fair value Net £m
Currency and interest-related instruments:					
Foreign exchange contracts (cash-flow hedges)	300.7	(53.3)	18.1	(1.1)	17.0
Foreign exchange contracts (not hedge accounted)	65.3	(31.7)	0.9	(1.0)	(0.1)
Total foreign exchange contracts	366.0	(85.0)	19.0	(2.1)	16.9
Cross-currency swaps (net investment hedges)		(231.8)	13.1	(0.1)	13.0
Cross-currency swaps (not hedge accounted)		(9.4)			
Total cross-currency swaps		(241.2)	13.1	(0.1)	13.0
Interest rate swaps (fair value hedges)		(78.6)		(3.7)	(3.7)
Embedded derivatives	57.9		0.2	(3.4)	(3.2)
Total financial derivatives	423.9	(404.8)	32.3	(9.3)	23.0
Balance sheet entries:					
Non-current			6.2	(4.4)	1.8
Current			26.1	(4.9)	21.2
Total financial derivatives			32.3	(9.3)	23.0

22 Financial instruments continued
Financial derivatives continued
Hedge accounting
The hedge reserve on the balance sheet comprises:

	31 July 2007 £m	5 August 2006 £m
Cash-flow hedge reserve	**1.4**	13.3
Net investment hedge reserve	**17.2**	13.2
	18.6	26.5

See foreign exchange risk management disclosures on pages 78 to 80 for additional details of cash flow and net investment hedges and interest rate risk management disclosure on page 80 for additional details of fair value hedges.

Accounting for other derivative contracts
Any foreign exchange contracts which are not formally designated as hedges and tested are classified as 'held for trading' and not hedge accounted.

Amounts recognised in respect of embedded derivatives primarily represent the value of currency terms in commercial contracts between Smiths European subsidiaries and customers and suppliers outside the USA which are denominated in US dollars.

23 Provisions for liabilities and charges

	At 6 August 2006 £m	Exchange adjustments £m	Provisions charged £m	Provisions released £m	Disposals £m	Utilisation £m	At 31 July 2007 £m
Warranty provision and product liability	68.6	(0.7)	12.2	(7.0)	(19.6)	(19.0)	**34.5**
Reorganisation	16.7	(0.3)	10.7	(1.3)	(1.3)	(13.7)	**10.8**
Property	10.4	(0.2)	2.8	(3.4)	(0.5)	(2.4)	**6.7**
Disposal			60.3				**60.3**
Litigation	12.6	(4.6)	130.9	(8.9)	(0.7)	(8.1)	**121.2**
	108.3	(5.8)	216.9	(20.6)	(22.1)	(43.2)	**233.5**

Analysed as:

	2007 £m	2006 £m
Current liabilities	**90.1**	81.8
Non-current liabilities	**143.4**	26.5
	233.5	108.3

Warranty provision and product liability
Warranties over the Group's products typically cover periods of between one and three years. Provision is made for the likely cost of after-sales support based on the recent past experience of individual businesses.

Reorganisation
Significant parts of the Group's operations have been undergoing a phased restructuring programme. Full provision is made for reorganisation approved and committed by the end of each financial year.

Reorganisation provisions include £6.0m costs relating to restructuring supply arrangements following the automotive seals disposal. These costs are expected to be spread over the next six years.

The residual balance at 31 July 2007 relates mainly to Medical, and is expected to be utilised during the next financial year.

Property
As stated in the accounting policies, where a property is vacant, or sub-let under terms such that rental income is insufficient to meet all outgoings, the Group provides for the expected future shortfall up to termination of the lease. Provision is also made for the cost of reinstatement work on leased properties where there is an obligation under the lease, and the costs can be reasonably estimated. Where evidence of contamination is found on property in the Group's occupation, provision is made for estimated remedial costs pending action on the affected site. Most of the balance is expected to be utilised within the next five years.

Disposal
The terms of the disposal of the Aerospace operations included certain obligations for which provision has been made, including £24.3m in respect of costs of transferring aerospace active pensioners. This provision is expected to be utilised in the forthcoming financial year.

23 Provisions for liabilities and charges continued

Litigation

John Crane

As stated in note 25 John Crane Inc. ('John Crane') is one of many co-defendants in litigation relating to products previously manufactured which contained asbestos, the manufacture of which ceased in 1985. Until recently, the awards, the related interest and all material defence costs were met directly by insurers. During the period, John Crane secured the commutation of certain insurance policies in respect of product liability and, as explained in note 4, has accounted for the proceeds as other operating income. While substantial insurance remains in place, John Crane has begun to meet defence costs directly, seeking appropriate contribution from insurers thereafter. No account has been taken of recoveries from insurers as their nature and timing are not yet sufficiently certain to permit recognition as an asset for these purposes. This year, John Crane established a provision to meet defence costs. No provision is held against awards (note 25).

The provision is based upon an assessment of the probable costs of defending known and expected future claims to the extent that such costs can be reliably estimated. The assumptions made in assessing the appropriate level of provision include the number of years over which claims will continue to be received – currently estimated at a 20 year period: the future trend of legal costs – assuming four years based on historical experience (allowing for 3% cost inflation) before allowing for decreasing costs in line with a published table of asbestos incidence projections. In the light of the significant uncertainty associated with asbestos claims, there can be no guarantee that the assumptions used to estimate the provision will be an accurate prediction of the actual costs that may be incurred and, as a result, the provision may be subject to revision from time to time as more information becomes available.

The provision shown in the table above is a discounted pre-tax provision using a discount rate of 5.3%, being the risk-free rate on US debt instruments. The deferred tax asset related to this provision is shown within the deferred tax balance (note 6). Set out below is the gross, discounted and post-tax information relating to this provision:

	2007 £m	2006 £m
Gross provision	**142.2**	
Discount	**(45.8)**	
Discounted pre-tax provision	**96.4**	
Deferred tax	**(36.6)**	
Discounted post-tax provision	**59.8**	

Other litigation

The Group has on occasion been required to take legal action to protect its patents and other business intellectual property rights against infringement, and similarly to defend itself against proceedings brought by other parties. Provision is made for the expected fees and associated costs, based on professional advice as to the likely duration of each case. Provisions totalling £8.9m (2006: £1.1m) were released relating to litigation settled at less than the expected cost. Most of the balance is expected to be utilised within the next five years.

Apart from that relating to John Crane, none of the other provisions are discounted.

24 Operating lease commitments – minimum lease payments

The minimum uncancellable lease payments which the Group is committed to make are:

	2007		2006	
	Land and buildings £m	**Other £m**	Land and buildings £m	Other £m
Payments due				
– not later than one year	**17.5**	**7.3**	27.0	8.4
– later than one year and not later than five years	**43.1**	**8.0**	66.6	8.5
– later than five years	**24.7**	**0.1**	54.9	0.1
	85.3	**15.4**	148.5	17.0

25 Contingent liabilities and commitments

John Crane, Inc. (John Crane) a subsidiary of the Company is one of many co-defendants in numerous law suits pending in the United States in which plaintiffs are claiming damages arising from exposure to, or use of, products containing asbestos. The John Crane products generally referred to in these cases are ones in which the asbestos fibres were encapsulated in such a manner that, according to tests conducted on behalf of John Crane, the products were safe. John Crane ceased manufacturing products containing asbestos in 1985.

John Crane has resisted every case in which it has been named and will continue its robust defence of all asbestos-related claims based upon this 'safe product' defence. As a result of its defence policy, John Crane has been dismissed before trial from cases involving approximately 148,000 claims over the last 28 years. John Crane is currently a defendant in cases involving approximately 144,000 claims. Despite this large number, John Crane has had final judgments against it, after appeals, in only 64 cases, amounting to awards of some US$55.5m over the 28 year period.

Whilst this represents a very low proportion of claims that has historically resulted in final judgment against John Crane, the incidence of such judgments in the future cannot be meaningfully estimated and the scale of future awards is accordingly unquantifiable and therefore no provision is made for any future awards. As explained in note 23, a provision for the legal costs of defending asbestos claims, has, however, been established in the period and charged in the Consolidated income statement.

At 31 July 2007, contingent liabilities, comprising bonds and guarantees arising in the normal course of business, amounted to £88m (2006: £91m).

In January 2007, the Parent Company arranged a further £50m letter of credit facility to support the Group's pension plans. At 31 July 2007, total usage of the two facilities was £132.8m.

The Parent Company has guaranteed the US$250m 5.45% Senior Notes 2013 privately placed by a subsidiary and the £660m revolving credit facility.

26 Share capital

	Number of shares	Issued capital £m	Consideration £m
Ordinary shares			
At 5 August 2006	567,328,353	141.8	
Exercise of share options	10,693,635	2.8	77.7
Effect of share consolidation	(192,523,715)		
At 31 July 2007	**385,498,273**	**144.6**	
B shares			
Issued	577,571,145	5.8	
Converted to deferred shares	(348,205,433)	(3.5)	
Purchased and cancelled	(224,439,118)	(2.2)	
At 31 July 2007	**4,926,594**	**0.1**	
Deferred shares			
Issued	348,205,433	3.5	
Purchased and cancelled	(348,205,433)	(3.5)	
At 31 July 2007			
Share capital classified as equity at 31 July 2007	385,498,273	144.6	
Share capital classified as debt at 31 July 2007	4,926,594	0.1	
Total share capital at 31 July 2007	**390,424,867**	**144.7**	

During the year the Group issued £5.8m of B shares out of the share premium account. The B shares could be: converted into deferred shares with a negligible value in return for a dividend of 365p; redeemed for 365p per share in cash; or retained. £4.2m of associated costs were charged to the share premium account.

572.6 million B shares were redeemed on 25 June 2007, including 348.2 million B shares which had been converted into deferred shares and, as a result, £5.7m was transferred from retained earnings to a capital redemption reserve.

It is currently expected that JPMorgan Cazenove, acting as principal, will make a final purchase offer to acquire any retained B shares for 365p each, free of all dealing expenses and commissions, on or around 17 April 2008, although there can be no guarantee that such an offer will be made. Until they are redeemed the B shares carry annual interest of 75% of 12 month LIBOR, payable in arrears in April. Smiths may redeem and cancel the remaining B shares at any time between May and November 2008 for a consideration of 365p per share.

The following creditor relating to the outstanding B shares has been included in net debt:

	2007 £m
B shares	
Nominal value	**0.1**
Expected redemption premium	**17.9**
Accrued interest	**0.1**
B shares included in short-term borrowings	**18.1**

After the allotment of the B shares a capital reorganisation was undertaken. Existing 25p ordinary shares were subdivided and consolidated so that shareholders received two new 37.5p ordinary shares for every three existing 25p ordinary shares.

The authorised capital at 31 July 2007 consisted of:

- 533,333,333 (2006: 800,000,000) ordinary shares of 37.5p (2006: 25p) each; and
- 600,000,000 (2006: nil) non-cumulative B shares of 1p each.

At 31 July 2007 all of the issued share capital was in free issue. All issued shares are fully paid.

27 Reconciliation of movements in equity

	Share capital £m	Share premium account £m	Capital redemption reserve £m	Revaluation reserve £m	Merger reserve £m	Hedge reserve £m	Retained earnings £m	Equity shareholders' funds £m
At 1 August 2005	140.9	197.5		1.7	234.8	(3.3)	915.1	1,486.7
Exercises of share options	0.9	26.6					(0.2)	27.3
Transfers to profit for the period						(5.7)		(5.7)
Gains taken to equity						35.5		35.5
Profit for the period							24.2	24.2
Dividends paid to equity shareholders							(167.0)	(167.0)
Share-based payment							14.5	14.5
Deferred tax credit related thereto							(2.6)	(2.6)
Actuarial gain on retirement benefits							94.5	94.5
Deferred tax credit related thereto							(24.0)	(24.0)
Exchange rate changes (including tax on recognised gains)							(120.5)	(120.5)
At 5 August 2006	141.8	224.1		1.7	234.8	26.5	734.0	1,362.9
Exercises of share options	2.8	74.9						77.7
Purchase of own shares							(7.0)	(7.0)
Return of capital to shareholders and redemption of B shares		(10.0)	5.7				(2,104.6)	(2,108.9)
Transfers to profit for the period						(16.7)		(16.7)
Gains taken to equity						13.0		13.0
Profit for the period							1,728.1	1,728.1
Dividends paid to equity shareholders							(182.4)	(182.4)
Dilution of interest in associated company							(1.2)	(1.2)
Share-based payment							17.3	17.3
Deferred tax charge related thereto							(9.4)	(9.4)
Current tax credit related thereto							10.3	10.3
Actuarial gain on retirement benefits							70.3	70.3
Deferred tax credit related thereto							(30.1)	(30.1)
Cumulative exchange losses recognised on disposals (notes 7, 30)						(4.2)	53.4	49.2
Exchange rate changes (including tax on recognised gains)							(69.8)	(69.8)
At 31 July 2007	**144.6**	**289.0**	**5.7**	**1.7**	**234.8**	**18.6**	**208.9**	**903.3**

The retained earnings include the purchase of Smiths Group plc shares by the Smiths Industries Employee Benefit Trust. The consideration paid was £7.0m and £3.5m was received by the Trust as a result of the redemption of B shares. At 31 July 2007 the trust held 634,274 ordinary shares with a nominal value of £0.2m and a market value of £6.6m.

28 Cash-flow from operating activities

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Profit before taxation – continuing and discontinued	**1,869.4**	132.4
Net interest payable	**37.6**	54.2
Financing losses/(gains)		
– charged to administrative expenses	**1.5**	2.8
– charged to financing	**(2.8)**	0.5
Share of post-tax loss from associate	**0.5**	1.1
Other finance income – retirement benefits	**(36.8)**	(27.6)
(Profit on sale)/impairment of financial asset	**(24.0)**	325.0
Profit on disposal of discontinued operation	**(1,469.6)**	
	375.8	488.4
Amortisation of intangible assets	**29.7**	39.6
Impairment of intangible assets	**2.2**	
Profit on disposal of property, plant and equipment	**(0.4)**	(4.4)
Loss/(profit) on disposal of business	**5.2**	(16.4)
Depreciation of property, plant and equipment	**52.2**	81.0
Impairment of property, plant and equipment	**8.2**	
Share-based payment expense	**13.9**	16.3
Retirement benefits	**(66.2)**	(61.5)
Increase in inventories	**(84.2)**	(34.8)
Increase in trade and other receivables	**(84.8)**	(35.6)
Increase in trade and other payables	**29.7**	49.3
Increase in provisions	**84.5**	21.4
Cash generated from operations	**365.8**	543.3
Interest	**(27.0)**	(49.5)
Tax paid	**(92.8)**	(104.7)
Net cash inflow from operating activities	**246.0**	389.1

29 Acquisitions

During the period ended 31 July 2007, the Company made a number of acquisitions, including the issued share capital of Tecnicas Medicas MAB, SA on behalf of Medical (1 December 2006) and the issued share capital of CDI Energy Services, Inc., together with the partnership interests of Global Energy Products LP (20 March 2007) on behalf of Specialty Engineering.

The values set out below are provisional pending finalisation of the fair values attributable, and will be finalised in the year ending 31 July 2008. All acquisitions are wholly owned. Goodwill and other net assets in respect of prior year acquisitions, as previously reported, have been adjusted as a result of finalising their attributable fair values. Accordingly, goodwill has increased by £0.8m. Additional goodwill of £1.0m has been created as the result of contingent consideration becoming payable relating to a prior year acquisition.

29 Acquisitions continued

	Book value £m	Fair value adjustments £m	Provisional fair value £m
Non-current assets			
– intangible assets		12.1	12.1
– tangible assets	1.9	0.1	2.0
Current assets			
– other current assets	17.1	(0.3)	16.8
Non-current liabilities			
– other liabilities		(1.3)	(1.3)
Current liabilities			
– other current liabilities	(12.0)	(0.6)	(12.6)
Net assets acquired	**7.0**	**10.0**	**17.0**
Goodwill			16.8
Total consideration – current year acquisitions			**33.8**
Consideration satisfied by cash – current year acquisitions			33.8
Deferred consideration and costs paid on prior-year acquisitions			1.1
Total consideration satisfied by cash			**34.9**

The fair value adjustments in respect of intangible assets are due to the recognition of £3.6m in respect of trademarks and £8.5m in respect of customer relationships. Goodwill represents the value of synergies arising from the acquisitions and the acquirees' assembled workforces. The adjustments to current assets and liabilities relate to valuation adjustments and are provisional, based on management's best estimates.

From the date of acquisition to 31 July 2007, the acquisitions contributed £21.6m to revenue, £2.4m to headline profit before taxation and £1.3m to profit before taxation. If Smiths had acquired the assets at the beginning of the financial period, the acquisitions would have contributed £39.8m to revenue and £2.9m to headline profit.

30 Disposals

The most significant disposal transactions during the period aside from the sale of the group's Aerospace operations were the sale of the Group's bearing lubrication business to AB SKF in August 2006 and the automotive seals manufacturing business to Cyclam Holdings LLC on 31 July 2007.

The Group has also released provisions held in respect of disposals made in prior years, following determination of the warranties and other liabilities provided for at the time of disposal.

	£m
Gross consideration	16.2
Less: costs of disposal	(2.9)
Less: cash/borrowings of operations disposed	(4.2)
Net consideration received	9.1
Foreign exchange recycled to the income statement on disposal	(0.8)
Net assets excluding retained liabilities at date of sale	
Intangible assets	0.2
Property, plant and equipment	1.2
Inventory	7.8
Receivables	5.1
Liabilities	(3.7)
Net assets	10.6
Provision for retained liabilities	6.0
Net assets and retained liabilities	**16.6**
Deficit of net assets, costs and expenses over proceeds	(8.3)
Disposal provisions in excess of liabilities settled – now released	3.1
Loss on disposal of businesses	**(5.2)**

Consideration of US$6m is receivable in 2010 in respect of the automotive seals disposal. No asset has been recognised because this consideration is contingent on the successful restructuring of the manufacturing business by the acquirer.

31 Employee share schemes

The Group operates share schemes and plans for the benefit of employees. The nature of the principal schemes and plans, including general conditions, is set out below:

Smiths Group Sharesave Scheme (SAYE)

The SAYE scheme is an HM Revenue & Customs-approved all-employee savings-related share option scheme which is open to all UK employees, including directors, with 12 months' service or more. Participants enter into a contract to save a fixed amount per month of up to £250 in aggregate for three or five years and are granted an option over shares at a fixed option price, set at a 20% discount to market price at the date of invitation to participate. In the case of five-year savings contracts, participants can elect to delay maturity of the contract until its seventh anniversary. The number of shares comprising the option is determined by the monthly amount saved and the bonus paid on maturity of the savings contract. Options granted under the SAYE scheme are not subject to any performance conditions.

Smiths Group US Sharesave Scheme (US Sharesave)

The US Sharesave scheme is a savings-related share appreciation rights scheme which is open to all US employees with 12 months' service or more. Participants enter into a contract to save a fixed amount per month for two years and are granted share appreciation rights based on a fixed initial price determined using the market price and the US dollar exchange rate at the date of invitation to participate. The number of shares used in the calculation is based on the monthly amount saved and the bonus paid on maturity of the savings contract. Rights granted under the US Sharesave scheme are not subject to any performance conditions.

Smiths Industries 1995 Executive Share Option Scheme (95 ESOS)

Options granted under the 95 ESOS can only be exercised after three years if a performance requirement, determined by the Remuneration Committee, has been met. Options granted under the 95 ESOS up to 2001 are subject to performance testing based on total shareholder return of the Group versus the total return of the General Industrials Sector of the FTSE All Shares Index. Options granted from 2002 are subject to a performance test based on growth in the Group's earnings per share. If the performance requirement is not satisfied at the end of the third year, the performance period may be extended for up to two further years so that performance is tested over a four-year period at the end of the fourth year and a five-year period at the end of the fifth year. The performance requirement is that the growth in the Group's normalised earnings per share over the three/four/five financial years beginning immediately prior to the option grant must exceed the increase in the UK Retail Prices Index over the same period by 3% per annum (for options up to one times base salary) and by 4% per annum (for the excess up to two times base salary). Executive directors received their final grants of options under the 95 ESOS in October 2003. From 2004 senior executives, including directors, have received awards under the PSP (see below). Grants under the 95 ESOS continue to be made to other executives.

Smiths Group Performance Share Plan (PSP)

The PSP was introduced in 2004 and replaced the 95 ESOS for executive directors and senior executives. Conditional awards of up to 1.5 times salary (and exceptionally three times salary) are granted annually. The awards will be released following the third anniversary of the date of grant to the extent the PSP's performance tests have been met. One-third of the award is subject to a total shareholder return ('TSR') target relative to other FTSE 100 companies (excluding financial companies and investment trusts). For full vesting, the company's TSR must be at or above the 75th percentile over the three year performance period. 25% of the award will vest if the company's TSR is at median. Awards will vest on a straight-line pro-rata basis between median and 75th percentile. The remaining two-thirds of the award is subject to an earnings per share ('EPS') growth target (measured before exceptional items). Full vesting will occur if the compound annual growth in EPS is equivalent to 12% per annum. 25% vesting will occur if the compound annual growth in EPS is equivalent to 5% per annum, with vesting on a straight-line basis between 5% and 12%.

Smiths Industries Senior Executive Deferred Share Scheme (DSS)

Under the DSS executive directors and senior employees were able to use their after tax bonus to purchase the Company's shares at the prevailing market price. At the end of a three year period, if the participant is still in office, he can exercise an option granted to him over matching shares, in respect of any shares retained for that period. The number of matching shares awarded was determined by the Committee at the end of the year in which the bonus was earned by reference to annual bonus, and other corporate financial criteria. The last grant under the DSS was made on 7 December 2004, in respect of bonus earned in the year to 31 July 2004, and matched shares purchased in the market by the grantee on that day. The DSS has been replaced by the CIP (see below).

Smiths Group Co-Investment Plan (CIP)

In October 2005 the CIP replaced the DSS. Under the CIP the executive directors and senior executives are able, if invited, to use their after tax bonus or 25% of their basic salary after tax, whichever is the greater, to invest in the Company's shares at the prevailing market price. At the end of a three year period, if the executive is still in office and provided the performance test is passed, he will be awarded matching shares in respect of any invested shares retained for that period. The number of matching shares to be awarded is determined by the Remuneration Committee at the end of the year in which the bonus is earned by reference to annual bonus, and other corporate financial criteria. The maximum award will not exceed the value, before tax, of the bonus or salary invested in shares by the executive. Vesting of matching shares will occur and the matching shares will be released at the end of the three year period if the Group's Return on Capital Employed (RoCE) over the Performance Period exceeds the Group's weighted average cost of capital over the Performance Period by an average margin of at least 1% per annum.

31 Employee share schemes continued

	SAYE and Sharesave	ESOS (inc. SARS)	DSS and CIP	PSP	Total	Weighted average price for option plans £
Ordinary shares under option ('000)						
1 August 2005	5,178	20,348	838	1,097	27,461	£6.69
Granted	920	2,600	732	954	5,206	£5.91
Exercised	(1,550)	(2,327)	(172)		(4,049)	£6.95
Lapsed	(265)	(1,314)	(35)	(117)	(1,731)	£6.58
5 August 2006	4,283	19,307	1,363	1,934	26,887	£6.50
Granted	917	2,795	459	1,070	5,241	£6.23
Exercised	(599)	(11,789)	(363)		(12,751)	£7.03
Lapsed	(573)	(963)	(53)	(72)	(1,661)	£7.18
31 July 2007	**4,028**	**9,350**	**1,406**	**2,932**	**17,716**	**£5.98**

Options were exercised on an irregular basis during the period and the average closing share price over the financial year was 1,012.15p (2006: 945.2p). There has been no change to the effective option price of any of the outstanding options during the period.

Range of exercise prices	Total shares under option ('000)	Weighted average remaining contractual life (months)	**Options exercisable at 31 July 2007 ('000)**	Options exercisable at 5 August 2006 ('000)	**Exercisable weighted average exercise price for options exercisable at 31 July 2007**
£0.00 - £2.00	4,338	21	**1**	35	**£0.00**
£2.01 - £4.00					
£4.01 - £6.00	1,500	20	**956**		**£5.36**
£6.01 - £8.00	4,480	62	**2,236**	1,623	**£7.14**
£8.01 - £10.00	7,038	77	**633**	1,068	**£8.82**
£10.01 - £12.00	185	18	**185**	446	**£10.73**
£12.01 - £14.00	175	1	**175**	180	**£12.20**

For the purposes of valuing options to arrive at the share-based payment charge, the Binomial option pricing model has been used for most schemes. The assumptions used in the model for 2006 and 2007 are as follows:

	Period ended 31 July 2007				Period ended 5 August 2006			
	SAYE	**95 ESOS**	**DSS/CIP**	**PSP**	SAYE	95 ESOS	DSS/CIP	PSP
Weighted average fair value (£)	**2.19**	**1.94**	**7.81**	**6.40**	2.17	1.52	7.34	6.24
Key assumptions used:								
Weighted average share price	**8.25**	**8.32**	**8.72**	**8.66**	6.19	5.81	7.47	7.83
Range of exercise prices (£)	**5.25-8.68**	**6.69-9.01**			5.25-7.98	6.69-9.01		
Range of expected volatility (%)	**17-36**	**18-34**		**16-18**	17-33	24-34		16.5
Risk-free interest rate (%)	**3.7-5.6**	**4.3-5.5**		**4.3-4.8**	3.5-5.1	4.3-4.4		4.3
Range of expected option term (life)	**2.2-7.2 yrs**	**5 yrs**	**3 yrs**	**3 yrs**	3.2-7.2 yrs	5 yrs	3 yrs	3 yrs
Dividend yield (%)	**3.75**	**3.75**	**3.75**	**3.75**	3.75	3.75	3.75	3.75

Assumptions on expected volatility and expected option term have been made on the basis of historical data, wherever available, for the period corresponding with the vesting period of the option. Best estimates have been used where historical data is not available in this respect.

Included within staff costs is an expense arising from share-based payment transactions of £19.3m (2006: £16.3m), of which £17.3m (2006: £14.5m) relates to equity-settled share-based payment. The total share-based payment charge includes £3.5m (2006: £5.3m) relating to discontinued operations and £5.4m (£2006: £nil) relating to the accelerated vesting of share options (note 7). The charge in respect of continuing operations is £10.4m (2006: £11.0m).

At 31 July 2007 the creditor relating to cash-settled schemes is £1.9m (2006: £3.1m).

32 Events after the balance sheet date

On 21 March 2007, Smiths Group plc and General Electric Company announced that they had conditionally agreed to form a joint venture to be named Smiths GE Detection, of which Smiths would have had a 64% share and management control. After careful consideration, the two parties were unable to agree on a strategic vision for the combined business and on 19 September 2007 decided not to proceed to form the joint venture. Included within the accounts are costs of £12.7m.

Group financial record under IFRS 2005-2007

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m	Year ended 31 July 2005 £m
Revenue	**2,160.9**	2,180.3	3,005.4
Headline operating profit	**347.6**	344.8	415.7
Amortisation of acquired intangible assets	**(14.8)**	(13.0)	(5.7)
Exceptional items (including profit on sale/impairment of financial asset)	**(74.2)**	(337.8)	(28.0)
Financing losses	**(1.5)**	(1.8)	
Operating profit/(loss)	**257.1**	(7.8)	382.0
Net finance costs	**(0.6)**	(28.4)	(16.1)
Share of post-tax losses of associated companies	**(0.5)**	(1.1)	
Profit/(loss) before taxation	**256.0**	(37.3)	365.9
Taxation	**(53.1)**	(65.4)	(94.1)
Profit/(loss) after taxation – continuing operations	**202.9**	(102.7)	271.8
Profit after taxation – discontinued operations	**1,525.2**	126.9	
Shareholders' equity	**903.3**	1,362.9	1,483.8
Represented by			
– intangible assets	**1,021.3**	1,530.6	1,481.7
– property, plant & equipment and investments	**273.6**	512.6	831.3
– net current assets/provisions/retirement benefit liabilities	**198.3**	246.4	101.6
Net borrowings	**(589.9)**	(926.7)	(930.8)
Funds employed	**903.3**	1,362.9	1,483.8
Ratios			
Operating profit before amortisation of acquired intangible assets: turnover (%)	**16.1**	14.8	13.8
Effective tax rate before amortisation of acquired intangible assets and exceptional items (%)	**25.1**	25.6	26.4
Return on shareholders' funds (%)	**14.9**	13.6	11.2
Cash-flow			
Cash-flow from normal operating activities	**265.9**	437.6	277.6
Less capital expenditure (net)	**(6.7)**	(18.0)	(18.9)
Operating cash after capital expenditure	**259.2**	419.6	258.7
Free cash-flow (before acquisitions and dividends, after capital expenditure)	**100.7**	170.4	147.0
Free cash-flow per share (p)	**18.3**	30.1	26.1
Earnings per share before amortisation of acquired intangible assets and exceptional items (p)	**47.0**	64.8	52.8
Dividends			
Pence per share	**34.0**	31.3	29.0
Times covered before amortisation of acquired intangible assets and exceptional items	**1.7**	2.1	1.8
Number of employees (000s)			
United Kingdom	**2.8**	7.3	7.2
Overseas	**18.6**	24.5	23.4
	21.4	31.8	30.6

The return on shareholders' funds for the period ended 31 July 2007 has been calculated as described on page 14.

The income statement for the period ended 5 August 2006 has been restated for discontinued operations, however information on shareholders' equity, ratios, cash-flow, dividends and employee numbers is presented for the entire Group.

Results for periods earlier than the period ended 5 August 2006 have not been restated for discontinued operations.

Group financial record under UK GAAP 2003-2005

	2005 £m	2004 £m	2003 £m
			Year ended 31 July
Turnover			
– continuing operations	3,016.8	2,678.4	2,629.2
– discontinued operations		55.0	426.9
	3,016.8	2,733.4	3,056.1
Operating profit			
– continuing operations	420.4	360.1	371.9
– discontinued operations		2.2	51.9
	420.4	362.3	423.8
Goodwill amortisation and impairment	(61.0)	(39.0)	(44.1)
Operating profit (after goodwill amortisation and impairment)	359.4	323.3	379.7
Net interest	(7.8)	(12.2)	(39.8)
Profit before exceptional items	351.6	311.1	339.9
Exceptional items	(41.8)	(11.0)	(122.5)
Profit before taxation	309.8	300.1	217.4
Profit after taxation	220.8	212.9	112.3
Minority interests			(0.8)
Shareholders' equity	1,204.8	1,122.5	857.2
Represented by			
– intangible fixed assets	1,225.6	728.2	830.2
– tangible fixed assets and investments	854.3	750.8	885.4
– net current assets/provisions/retirement benefit liabilities	55.7	(83.8)	(143.3)
Net debt	(930.8)	(272.7)	(715.1)
Funds employed	1,204.8	1,122.5	857.2
Goodwill charged directly to reserves	1,260.3	1,262.6	1,392.6
Shareholder investment	2,465.1	2,385.1	2,249.8
Ratios			
Operating profit before goodwill amortisation and impairment: turnover (%)	13.9	13.3	13.9
Effective tax rate before goodwill amortisation and exceptional items (%)	26.0	26.5	27.0
Return on shareholders' funds (%)	12.6	11.1	11.9
Cash-flow			
Cash-flow from normal operating activities	384.9	382.9	466.5
Less capital expenditure (net)	(104.9)	(53.9)	(86.3)
Operating cash after capital expenditure	280.0	329.0	380.2
Free cash-flow (before acquisitions and dividends, after capital expenditure)	147.0	255.0	270.5
Free cash-flow per share (p)	26.1	45.5	48.4
Earnings per share before amortisation and impairment of goodwill and exceptional items (p)	54.3	45.9	50.1
Dividends			
Pence per share	29.0	27.0	26.0
Times covered before amortisation and impairment of goodwill and exceptional items	1.9	1.7	1.9
Number of employees (000s)			
United Kingdom	7.2	6.9	8.5
Overseas	23.4	20.3	23.8
	30.6	27.2	32.3

Independent auditors' report to the members of Smiths Group plc

We have audited the parent company financial statements of Smiths Group plc for the year ended 31 July 2007 which comprise the Balance Sheet and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the group financial statements of Smiths Group plc for the year ended 31 July 2007.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the parent company financial statements. The information given in the Directors' Report includes that specific information presented in the Business Review that is cross referred from the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the Chairman's Statement, the Chief Executive's Statement, the Summary Performance Statement, the Business Review, the Directors' Report, the unaudited part of the Directors' Remuneration Report, the Statement of Directors' Responsibilities and the Group Financial Record. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion
In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 July 2007;
- the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985; and
- the information given in the Directors' Report is consistent with the parent company financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

27 September 2007

Notes
(a) The maintenance and integrity of the Smiths Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Company balance sheet

	Note	31 July 2007 £m	5 August 2006 £m
Fixed assets			
Tangible assets	3	**16.7**	34.3
Investments and advances	4	**3,081.3**	2,356.2
		3,098.0	2,390.5
Current assets			
Debtors			
– amounts falling due within one year	5	**104.0**	90.5
– amounts falling due after more than one year	5	**10.3**	8.2
Cash at bank and on deposit		**32.8**	11.2
Financial derivatives		**10.4**	13.0
		157.5	122.9
Creditors: amounts falling due within one year	6	**(105.7)**	(141.4)
Net current assets/(liabilities)		**51.8**	(18.5)
Total assets less current liabilities		**3,149.8**	2,372.0
Creditors: amounts falling due after more than one year	6	**(367.6)**	(340.2)
Provisions for liabilities and charges	7	**(25.1)**	(2.3)
Financial derivatives		**(2.8)**	(3.7)
Net assets excluding pension assets/(liabilities)		**2,754.3**	2,025.8
Retirement benefit assets	8	**29.7**	
Retirement benefit liabilities	8		(50.8)
Net assets including pension assets/(liabilities)		**2,784.0**	1,975.0
Capital and reserves			
Called up share capital	9	**144.6**	141.8
Share premium account	10	**289.0**	224.1
Capital redemption reserve	10	**5.7**	
Revaluation reserve	10		0.5
Merger reserve	10	**180.5**	180.5
Profit and loss account	10	**2,164.2**	1,428.1
Shareholders' equity		**2,784.0**	1,975.0

The accounts on pages 95 to 104 were approved by the Board of Directors on 27 September 2007 and were signed on its behalf by:

Keith Butler-Wheelhouse
Chief Executive

John Langston
Finance Director

Accounting policies

Basis of preparation
The accounts have been prepared in accordance with the Companies Act 1985 and all applicable accounting standards in the United Kingdom (UK GAAP).

These accounts have been prepared on a going concern basis and under the historical cost convention.

As permitted by Section 230(3) of the Companies Act 1985, the Company's entity profit and loss account and statement of total recognised gains and losses have not been presented.

The Company has taken advantage of the exemption in 'FRS 8 Related Party Disclosures' not to disclose transactions with other members of the Smiths Group.

Foreign currencies
Foreign currency transactions are recorded at the exchange rate ruling on the date of transaction. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the retranslation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the profit and loss account.

Operating leases
Payments made under operating leases are charged to the profit and loss account as incurred over the term of the lease.

Where a leasehold property is vacant, or sub-let under terms such that the rental income is insufficient to meet all outgoings, provision is made for the anticipated future shortfall up to termination of the lease.

Tangible fixed assets
Depreciation is provided at rates estimated to write off the relevant assets by equal annual amounts over their expected useful lives. In general, the rates used are: Freehold and long leasehold buildings – 2%; Short leasehold property – over the period of the lease; Plant, machinery, etc. – 10% to 20%; Motor vehicles – 25%; Tools and other equipment – 10% to 33%.

Fixed asset investments
The Company's investment in shares in group companies are stated at cost less provision for impairment. Any impairment is charged to the profit and loss account as it arises.

Financial instruments
The policies disclosed in the Group accounting policies on pages 49 to 54 for recognition, measurement and presentation of financial instruments are applied in the Company accounts.

Where there are no differences between the disclosures required for the Group and the Company in respect of a class of financial instruments an appropriate cross reference is made to the Group accounts.

Taxation
Deferred tax is recognised in respect of timing differences that have originated but not reversed as at the balance sheet date. Timing differences are differences between the Company's taxable profits and its results as disclosed in the accounts, arising from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the accounts.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been declared or an obligation is present to distribute past earnings. Deferred tax is not recognised on any fixed assets that have been revalued unless there is a binding agreement to sell the asset.

Provisions
Provisions are recognised when the Company has a legal or constructive obligation as a result of a past event; it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated.

Post-retirement benefits
For defined benefit schemes, the cost of benefits accruing during the year in respect of current and past service is charged against operating profit. The expected return on the schemes' assets and the increase in the present value of the schemes' liabilities arising from the passage of time are included in other finance income. Actuarial gains and losses are recognised in the statement of total recognised gains and losses. The balance sheet includes the surplus/deficit in schemes taking assets at their year-end market values and liabilities at their actuarially calculated values discounted at year-end AA corporate bond interest rates.

The Company has adopted the amendment to FRS 17 issued in December 2006. The comparative information disclosed has been expanded to comply with the changes to the disclosure requirements. The restatement of quoted equity valuations from mid-market to current bid price has not materially affected the reported assets of the pension scheme.

Share-based Payment
The Company operates a number of equity-settled and cash-settled share-based compensation plans.

The fair value of the shares or share options granted is recognised as an expense over the vesting period to reflect the value of the employee services received.

The fair value of options granted, excluding the impact of any non-market vesting conditions, is calculated using established option pricing models, principally Binomial models. The probability of meeting non-market vesting conditions, which include profitability targets, is used to estimate the number of share options which are likely to vest.

For cash-settled share-based payment a liability is recognised based on the fair value of the payment earned by the balance sheet date. For equity settled share based payment the corresponding credit is recognised directly in reserves.

In accordance with the transitional provisions of 'FRS 20: Share-based Payment', no charge had been recognised for grants of equity instruments made before 7 November 2002.

Dividends
Dividends are recognised as a liability in the period in which they are authorised. The interim dividend is recognised when it is paid and the final dividend is recognised when it has been approved by shareholders at the Annual General Meeting.

Notes to the Company accounts

1 Employees

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Staff costs during the period		
Wages and salaries	**148.3**	91.7
Social security	**14.7**	10.0
Cost of share-based incentive plans	**7.2**	9.9
Pension costs (note 8)	**21.6**	15.7
	191.8	127.3

For details of Smiths Group plc's employee share option schemes and other share-based plans refer to note 31 relating to the Group accounts.

The average number of persons employed during the period was 6,555 (2006: 3,460).

2 Audit fee

The audit fee for the parent company was £0.1m (2006: £0.1m).

3 Property, plant and equipment

	Land and Buildings £m	Plant and machinery £m	Fixtures, fittings, tools and equipment £m	Total £m
Cost or valuation				
At 6 August 2006	35.2	1.0	2.5	38.7
Additions		0.6	1.2	1.8
Disposals	(19.4)	(0.6)		(20.0)
At 31 July 2007	**15.8**	**1.0**	**3.7**	**20.5**
Depreciation				
At 6 August 2006	3.4	0.2	0.8	4.4
Charge for the period	0.4	0.2	1.6	2.2
Disposals	(2.8)			(2.8)
At 31 July 2007	**1.0**	**0.4**	**2.4**	**3.8**
Net book value at 31 July 2007	**14.8**	**0.6**	**1.3**	**16.7**
Net book value at 5 August 2006	31.8	0.8	1.7	34.3

	31 July 2007 £m
Land and buildings	
Freehold	**15.6**
Long leasehold	**0.2**
	15.8

In 2006 £17.1m of land and buildings was secured against certain liabilities of the Company. There is no such arrangement in place for the current year.

4 Investments and advances

	31 July 2007 £m	5 August 2006 £m
Investments in subsidiaries		
Shares at cost	**2,276.9**	2,364.5
Due from subsidiaries	**1,789.6**	651.5
	4,066.5	3,016.0
Due to subsidiaries	**(985.2)**	(659.8)
	3,081.3	2,356.2

The Company's subsidiaries are largely held according to business lines by the following holding companies, which are incorporated in England unless otherwise stated:

Smiths Medical Group Limited
Smiths Detection Group Limited
Smiths Specialty Engineering Group Limited
Smiths Group International Holdings Limited

Smiths Group Holdings Netherlands BV (incorporated in The Netherlands)

The principal subsidiaries and their countries of incorporation are:

England
Smiths Detection – Watford Ltd
Smiths Medical International Limited
John Crane UK Limited

Europe
Smiths Medical Deutschland GmbH (Germany)
Hypertac SA (France)
Hypertac GmbH (Germany)
Smiths Heimann GmbH (Germany)

Japan
Smiths Medical Japan Limited

United States
Smiths Detection, Inc.
Smiths Medical ASD, Inc.
Smiths Medical MD, Inc.
Smiths Medical PM, Inc.
Medex, Inc.
John Crane, Inc.
Flexible Technologies, Inc.
Tutco, Inc.
Hypertronics Corporation
PolyPhaser Corporation
Sabritec, Inc.
Transtector Systems, Inc.

Of the companies set out above, only Smiths Group International Holdings Limited is 100% owned by the Company direct. The others are 100% owned through intermediate holding companies unless otherwise stated. Shareholdings are of ordinary shares or common stock. All subsidiaries operate in their country of incorporation.

5 Debtors

	31 July 2007 £m	5 August 2006 £m
Amounts falling due within one year		
Amounts owed by subsidiaries	**95.1**	80.6
Other debtors	**6.5**	4.5
Corporation tax	**0.8**	
Prepayments and accrued income	**1.6**	5.4
	104.0	90.5
Amounts falling after more than one year		
Deferred taxation	**10.3**	8.2
	114.3	98.7

6 Creditors

	31 July 2007 £m	5 August 2006 £m
Amounts falling due within one year		
Overdrafts	**27.8**	38.7
B shares (note 9)	**18.1**	
Amounts owed to subsidiaries	**33.6**	80.7
Other creditors	**10.6**	18.1
Other taxation and social security costs	**3.0**	2.6
Accruals and deferred income	**12.6**	1.3
	105.7	141.4
Amounts falling due after more than one year		
Term loans	**365.4**	339.8
Other creditors	**2.2**	0.4
	367.6	340.2

7 Provisions for liabilities and charges

	At 6 August 2006 £m	Provisions Charged £m	Utilisation £m	At 31 July 2007 £m
Property	2.3		(1.1)	**1.2**
Disposals		23.9		**23.9**
	2.3	23.9	(1.1)	**25.1**

As stated in the accounting policies in this Report, where a property is vacant, or sub-let under terms such that rental income is insufficient to meet all outgoings, the Company provides for the expected future shortfall up to termination of the lease. Provision is also made for the cost of reinstatement work on leased properties where there is an obligation under the lease, and the costs can be reasonably estimated. Where evidence of contamination is found on property in the Company's occupation, provision is made for estimated remedial costs pending action on the affected site. Most of the balance is expected to be utilised within the next five years. The provision is not discounted.

The terms of the disposal of the aerospace operations included certain obligations for which provision has been made, including £20.7m in respect of costs of transferring aerospace active pensioners.

8 Post-retirement benefits

The Company operates three defined benefit plans in the UK. The largest of them is a funded scheme with assets held in a separate trustee-administered fund. The Company is the sole employer in that scheme and, accordingly, accounts for pensions as defined benefits, in accordance with FRS 17.

Pension costs are assessed in accordance with the advice of independent, professionally qualified actuaries. The Company accounts for its pension and other post-retirement benefit costs, principally post-retirement healthcare, in accordance with 'FRS 17 – Retirement Benefits'. The most recent actuarial valuation of the funded scheme was performed using the Projected Unit Method as at 31 March 2006. This has been rolled forward to 31 July 2007.

Contributions to the funded scheme are made on the advice of the actuaries with the objective that the benefits be fully funded during the scheme members' average working lives.

The principal assumptions used in updating the valuations are set out below:

	2007	2006
Rate of increase in salaries	**4.1%**	3.8%
Rate of increase in pensions in payment	**3.1%**	2.7%
Rate of increase in deferred pensions	**3.1%**	2.8%
Discount rate	**5.8%**	5.3%
Inflation rate	**3.1%**	2.8%
Healthcare cost increases	**5.0%**	5.0%

The assumptions used are estimates chosen from a range of possible actuarial assumptions which, due to the timescale covered, may not necessarily occur in practice.

The mortality assumptions used in the principal UK schemes are based on the recent actual mortality experience of members within each scheme. The assumptions are based on the PA92 birth tables with relevant scaling factors based on the experience of the schemes. The assumption also allows for future improvements in life expectancy in line with the medium cohort. The assumptions are that a member who retires next year at age 65 will live on average for a further 21 years after retirement if they are male and for a further 24 years after retirement if they are female. For a member who is currently 45, when they retire in 20 years' time they are assumed to live on average for a further 22 years after retirement if they are male and for a further 25 years after retirement if they are female.

8 Post-retirement benefits continued

The assets in the scheme and the expected rates of return as at 31 July 2007 were:

	2007 UK schemes Long-term rate of return	2007 UK schemes Value £m	2006 UK schemes Long-term rate of return	2006 UK schemes Value £m
Equities	**8.2%**	**959.8**	8.0%	905.8
Government bonds	**4.9%**	**77.4**	4.9%	54.8
Corporate bonds	**5.8%**	**169.9**	5.3%	188.2
Property	**7.2%**	**201.4**	7.0%	161.8
Other	**6.0%**	**119.0**	4.8%	69.8
Total market value		**1,527.5**		1,380.4
Present value of funded pension scheme liabilities		**(1,443.3)**		(1,415.2)
Surplus/(deficit)		**84.2**		(34.8)
Unfunded pension plans		**(33.6)**		(31.9)
Post-retirement healthcare		**(15.9)**		(17.0)
		34.7		(83.7)
Related deferred tax (liability)/asset		**(5.0)**		32.9
Net pension asset/(liability)		**29.7**		(50.8)

The scheme assets do not include any of the Group's own financial instruments, nor any property occupied by, nor other assets used by, the Group. The expected rates of return on individual categories of scheme assets are determined by reference to relevant industries. The overall rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the scheme's investment portfolios.

The effect of retirement benefits calculated in accordance with FRS 17 is included in the financial statements as follows:

Analysis of amount recognised in statement of total recognised gains and losses

	2007 £m	2006 £m	2005 £m
Actual return less expected return on pension scheme assets	**52.6**	23.5	
As a percentage of scheme assets	**3%**	2%	
Experience gains and losses arising on the scheme liabilities	**(36.7)**	1.6	1.9
As a percentage of present value scheme liabilities	**(2)%**	0%	5%

Changes in present value of defined benefit obligations

	2007 £m	2006 £m
At beginning of the period	**(1,464.1)**	(38.3)
Transfers into scheme		(1,406.2)
Current service cost	**(20.5)**	(15.7)
Past service cost	**(1.1)**	
Interest on obligations	**(76.1)**	(40.2)
Contributions by employees	**(0.1)**	(0.8)
Actuarial (loss)/gain on liabilities	**(23.6)**	7.3
Curtailment gain	**32.5**	
Benefits paid	**60.2**	29.8
At end of the period	**(1,492.8)**	(1,464.1)

Changes in present value of scheme assets

	2007 £m	2006 £m
At beginning of the period	**1,380.4**	
Transfers into scheme		1,285.1
Expected return on assets	**96.5**	49.2
Contributions by employer	**60.0**	51.6
Contributions by employees	**0.1**	0.8
Actuarial gain on assets	**50.7**	23.5
Benefits paid	**(60.2)**	(29.8)
At end of the period	**1,527.5**	1,380.4

8 Post-retirement benefits continued

Cash contributions

Cash payments in 2008 are expected to be £40.3m.

A one percentage point change in assumed healthcare cost trend rates would have the following effects:

	One percentage point increase £m	One percentage point decrease £m
Effect on the aggregate of service cost and interest cost	0.1	(0.1)
Effect on defined benefit obligations	1.4	(1.2)

9 Share capital

	Number of shares	Issued capital £m	Consideration £m
Ordinary shares			
At 5 August 2006	567,328,353	141.8	
Exercise of share options	10,693,635	2.8	77.7
Effect of share consolidation	(192,523,715)		
At 31 July 2007	**385,498,273**	**144.6**	
B shares			
Issued	577,571,145	5.8	
Converted to deferred shares	(348,205,433)	(3.5)	
Purchased and cancelled	(224,439,118)	(2.2)	
At 31 July 2007	**4,926,594**	**0.1**	
Deferred shares			
Issued	348,205,433	3.5	
Purchased and cancelled	(348,205,433)	(3.5)	
At 31 July 2007			
Share capital classified as equity at 31 July 2007	385,498,273	144.6	
Share capital classified as debt at 31 July 2007	4,926,594	0.1	
Total share capital at 31 July 2007	**390,424,867**	**144.7**	

During the year the Group issued £5.8m of B shares out of the share premium account. The B shares could be: converted into deferred shares with a negligible value in return for a dividend of 365p; redeemed for 365p per share in cash; or retained. £4.2m of associated costs were charged to the share premium account.

572.6 million B shares were redeemed on 25 June 2007, including 348.2 million B shares which had been converted into deferred shares and, as a result, £5.7m was transferred from retained earnings to a capital redemption reserve.

It is currently expected that JPMorgan Cazenove, acting as principal, will make a final purchase offer to acquire any retained B shares for 365p each, free of all dealing expenses and commissions, on or around 17 April 2008, although there can be no guarantee that such an offer will be made. Until they are redeemed the B shares carry annual interest of 75% of 12 month LIBOR, payable in arrears in April. Smiths may redeem and cancel the remaining B shares at any time between May and November 2008 for a consideration of 365p per share.

9 Share capital continued
The following creditor relating to the outstanding B shares has been included in net debt:

	2007 £m
B shares	
Nominal value	**0.1**
Expected redemption premium	**17.9**
Accrued interest	**0.1**
B shares included in short term borrowings	**18.1**

After the allotment of the B shares a capital reorganisation was undertaken. Existing 25p ordinary shares were subdivided and consolidated so that Shareholders received two new 37.5p ordinary shares for every three existing 25p ordinary shares.

The authorised capital at 31 July 2007 consisted of:

- 533,333,333 (2006: 800,000,000) ordinary shares of 37.5p (2006: 25p) each; and
- 600,000,000 (2006: nil) non-cumulative B shares of 1p each.

At 31 July 2007 all of the issued share capital was in free issue. All issued shares are fully paid.

	31 July 2007	5 August 2006
Number of ordinary shares issuable under outstanding options	**11,585,441**	20,582,309

	Year issued	Number of shares	Subscription prices	Dates normally exercisable
Smiths Sharesave Scheme	2000	3,600	612.00p	2003/2007
	2001	75,796	608.00p	2004/2008
	2002	284,984	645.00p	2005/2009
	2003	508,562	554.00p	2006/2010
	2004	946,761	525.00p	2007/2011
	2005	579,069	704.00p	2008/2012
	2006	670,504	798.00p	2009/2013
	2007	267,919	868.00p	2010/2014
Smiths Industries Executive Share Option Schemes	1997	39,383	934.00p	2000/2007
	1998	59,475	765.00p	2001/2008
	1999	116,851	858.50p	2002/2009
	2000	110,991	750.00p	2003/2010
	2001	157,552	790.00p	2004/2011
	2002	1,578,882	806.00p	2005/2012
	2002	217,500	654.00p	2005/2012
	2003	325,016	669.00p	2006/2013
	2004	1,690,100	774.00p	2007/2014
	2005	1,362,437	901.00p	2008/2015
	2006	2,074,177	896.50p	2009/2016
TI Group Savings-Related Share Option Scheme	2000	44,315	587.54p	2003/2007
TI Group Executive Share Option Schemes	1997		1,097.82p	2001/2007
	1997	174,858	1,219.80p	2001/2007
	1998	74,762	1,026.66p	2001/2008
	1998	13,525	849.79p	2001/2008
	1999		943.31p	2002/2009
	1999	54,106	907.23p	2002/2009
	1999	110,543	1,103.92p	2002/2009
	2000	19,182	661.23p	2003/2010
	2000	22,132	626.16p	2003/2010
	2000	2,459	672.92p	2003/2010

10 Share premium account and reserves

	Share premium £m	Capital redemption reserve £m	Revaluation reserve £m	Merger reserve £m	Profit and loss account £m
At 6 August 2006	224.1		0.5	180.5	1,428.1
Premium on allotments	74.9				
Purchase of own shares					(7.0)
Return of capital to shareholders and redemption of B shares	(10.0)	5.7			(2,104.6)
Profit for the period					3,003.3
Transfer			(0.5)		0.5
Dividends paid to equity shareholders					(182.4)
Actuarial gain on retirement benefits					27.1
Deferred tax charge related thereto					(8.0)
Share-based payment					7.2
At 31 July 2007	**289.0**	**5.7**		**180.5**	**2,164.2**

The retained profit of the Company represents a profit for the year of £3,003.3m less dividends paid of £182.4m.

The profit and loss account includes the purchase of Smiths Group plc shares by the Smiths Industries Employee Benefit Trust. The consideration paid was £7.0m and £3.5m was received by the Trust as a result of the redemption of B shares. At 31 July 2007 the trust held 634,274 ordinary shares with a nominal value of £0.2m and a market value of £6.6m.

The Company's profit and loss reserve of £2,164.2m includes £919.6m not available for distribution as dividend.

During the year, the Company received £77.7m (2006: £27.5m) on the issue of shares in respect of the exercise of options awarded under various share option schemes.

11 Contingent liabilities

The Company has arranged letter of credit facilities to support the Group's pension plans. The current amount outstanding is £132.8m.

The Company has guaranteed the US$250m 5.45% Senior Notes 2013 privately placed by a subsidiary and the £660m revolving credit facility used by a subsidiary.

Other contingent liabilities of the Company are not expected to give rise to a material loss.

12 Post balance sheet event

The directors propose a final dividend of 23.5p per share (totalling approximately £91m) for the period ended 31 July 2007. The dividend will be submitted for formal approval at the Annual General Meeting to be held on 20 November 2007.

In accordance with FRS 21, these financial statements do not reflect this dividend payable, which will be accounted for in shareholders' equity as an appropriation of retained earnings in the year ending 31 July 2008. During the period ended 31 July 2007, a final dividend of 21.5p per share (totalling £122.3m) was paid in respect of the dividend declared for the period ended 5 August 2006.

13 Deferred tax

	Period ended 31 July 2007 £m	Period ended 5 August 2006 £m
Deferred taxation		
At beginning of period	**41.1**	15.4
(Charge)/credit to profit and loss account	**(27.8)**	24.5
(Charge)/credit to equity	**(8.0)**	1.2
At end of period	**5.3**	41.1
Analysed as follows:		
Post-retirement benefits	**(5.0)**	32.9
Share-based payments	**3.9**	7.5
Short-term timing differences	**6.4**	0.7
	5.3	41.1

Financial calendar

	2007
Preliminary announcement of results for 2006/07	26 September
Ordinary shares final dividend ex-dividend date	24 October
Ordinary shares final dividend record date	26 October
Annual General Meeting	20 November
Ordinary shares final dividend payment date	23 November

	2008
2007/08 interim results announced	19 March (provisional)
Ordinary shares interim dividend ex-dividend date	26 March (provisional)
Ordinary shares interim dividend record date	28 March (provisional)
Ordinary shares interim dividend payment date	25 April (provisional)
Smiths Group financial year end	31 July
Preliminary announcement of results for 2007/08	24 September (provisional)
Ordinary shares final dividend ex-dividend date	22 October (provisional)
Ordinary shares final dividend record date	24 October (provisional)
Annual General Meeting	18 November (provisional)
Ordinary shares final dividend payment date	21 November (provisional)

The market value of an ordinary share of the Company on 31 March 1982 for the purposes of capital gains tax was 136.875p (taking into account the sub-division of 50p shares into 25p shares on 14 January 1985 and the subdivision and consolidation of 25p shares into 37.5p shares on 18 June 2007).

The 2007 Annual General Meeting will be held at the Banqueting Suite, Lord's Cricket Ground, Grace Gate, St John's Wood Road, London NW8 8QN on Tuesday 20 November 2007 at 12:00 noon.

Registered Office
Smiths Group plc
765 Finchley Road
London NW11 8DS

T +44 (0)20 8458 3232
F +44 (0)20 8458 4380
E plc@smiths.com
www.smiths.com

Incorporated in England No. 137013

Registrars
Equiniti Limited (formerly known as Lloyds TSB Registrars)
Aspect House
Spencer Road
Lancing
West Sussex BN99 6DA

T 0870 600 3970 (United Kingdom)
T +44 (0)1903 502541
www.shareview.co.uk
www.equiniti.com

Auditor
PricewaterhouseCoopers LLP

Designed and produced by *****langsford 020 7378 1457 www.langsford.co.uk

Printed by Moore, an FSC (Forest Stewardship Council) accredited printer

Board photography by Charlie Fawell

This report is printed on Revive 75 Matt, which contains 50% de-inked post-consumer waste, 25% pre-consumer waste and 25% virgin fibre. The pulp is a mix, partly bleached using an ECF (Elemental Chlorine Free) process, and partly bleached using a TCF (Totally Chlorine Free) process. This material can be disposed of by recycling, or incineration for energy recovery. This product is CarbonNeutral®, awarded the NAPM Recycled Mark and produced at a mill that is certified with the ISO14001 environmental management standard. This product is FSC Mixed Sources accredited and comes from recycled wood or fibre, well-managed forests and other controlled sources.

Smiths Group plc

Online report:

www.smiths.com/ar07

smiths

bringing technology to life

Smiths Group plc
765 Finchley Road, London NW11 8DS, UK
T: +44 (0)20 8458 3232
F: +44 (0)20 8458 4380
www.smiths.com

To: The holders of ordinary shares in Smiths Group plc

19 October 2007

Smiths Group plc
Annual General Meeting (AGM)

This year's AGM will be held at 12.00 noon on 20 November 2007 at the same venue as last year, the Banqueting Suite, Lord's Cricket Ground, Grace Gate, St John's Wood Road, London NW8 8QN. The Notice of Meeting and the Annual Report and Accounts 2007 are published on our website and may be accessed by visiting www.smiths.com/ar07. Both documents can be downloaded in an Acrobat pdf file format from the site or viewed online as html files.

A personalised Proxy card is enclosed for your use. When you have had the opportunity to consider the Notice of Meeting and the Annual Report and Accounts 2007, the Company would encourage you to appoint a proxy and vote (or withhold your vote) on the resolutions that will be put to the AGM. All resolutions will be decided by a poll at the Meeting, which means that all the proxy votes cast for or against the resolutions by shareholders will count in determining the outcome of each resolution. You can appoint a proxy and vote your shares by completing the enclosed proxy card and returning it in the reply-paid envelope. Alternatively, you can appoint a proxy and vote your shares electronically by visiting www.sharevote.co.uk and using the reference number, card ID and account number shown on the enclosed proxy card. Proxy votes must be received (i.e. either a paper proxy card must be delivered to our registrar or an electronic proxy vote submitted and accepted through sharevote.co.uk) at least 48 hours before the time of the AGM in order to be counted. If you appoint a proxy and do not indicate your voting instruction, your proxy will be entitled to vote or refrain from voting your shares as he/she sees fit at the AGM. Voting your shares in either format does not preclude you from attending the AGM and voting in person, if you so choose.

Attached to the proxy card are a Notice of Attendance card and a shareholder Admission card. If you intend coming to the AGM, it would help our arrangements if you would complete and return the Notice of Attendance card (in the reply-paid envelope). It will facilitate the checking-in process at the AGM if you bring your Admission card with you to the AGM. A map and the address of the venue of the AGM are on the reverse of the Admission card and are also available on our website.

If you need a printed copy of the Annual Report and Accounts 2007, please contact the Company Secretary, by email (secretary@smiths.com) or by writing to 'The Secretary, Smiths Group plc, 765 Finchley Road, London NW11 8DS'. If you will need printed copies of future company documents, please write to the Company's registrars, Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA.

If you have recently sold or transferred all your shares in Smiths Group plc, please pass this document and the accompanying proxy form to the purchaser or transferee or to the agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Form of proxy

Please read the Notice of Meeting, the Group Directors' Report and the Directors' Remuneration Report before completing this form.

I/We, the undersigned, being a member of Smiths Group plc (the 'Company'), hereby appoint the

Chairman of the Meeting* [ ] as my/our proxy to attend and, on a poll, vote on my/our behalf at the Annual General Meeting of the Company to be held on 20 November 2007 and at any adjournment thereof.

In relation to the Resolutions set out in the Notice convening the Meeting, I/we desire the proxy to be used on the resolutions proposed at the Meeting as indicated below.

If the proxy is returned without indicating how the proxy should vote on any resolution, the proxy will exercise his discretion as to whether and, if so, how he votes.

Please indicate your vote by marking the 'For' or 'Against' or 'Vote withheld' boxes in black ink like this: ☒ If you do not, your proxy will vote or withhold the vote at his/her discretion.

*If any other proxy is desired, delete 'the Chairman of the Meeting' and insert in the box above the name of the proxy preferred.

Resolutions	For	Against	Vote withheld
1. Adoption of Reports and Accounts	☐	☐	☐
2. Approval of Directors' Remuneration Report	☐	☐	☐
3. Declaration of final dividend	☐	☐	☐
4. Reappointment of Mr D H Brydon as a director	☐	☐	☐
5. Reappointment of Mr D J Challen as a director	☐	☐	☐
6. Reappointment of Mr S J Chambers as a director	☐	☐	☐
7. Reappointment of Mr P J Jackson as a director	☐	☐	☐
8. Reappointment of Mr J Langston as a director	☐	☐	☐
9. Reappointment of Mr D P Lillycrop as a director	☐	☐	☐
10. Reappointment of Mr P H Loescher as a director	☐	☐	☐
11. Reappointment of PricewaterhouseCoopers LLP as auditor	☐	☐	☐
12. Auditor's remuneration	☐	☐	☐
13. Renewal of powers under Article 6 and section 80 of Companies Act 1985	☐	☐	☐
14. Renewal of powers under Article 7 and section 95 of Companies Act 1985	☐	☐	☐
15. Authority to make market purchases of shares	☐	☐	☐

Fold here and return in the enclosed reply paid envelope

smiths
bringing technology to life

0282-032-3

REFERENCE NUMBER   CARD I.D.   ACCOUNT NUMBER

You may submit your proxy electronically at www.sharevote.co.uk using the above numbers.

Notes

The 'Vote withheld' boxes are provided to enable you to abstain from voting on any particular resolution. You should note, however, that a 'Vote withheld' is not a vote in law and will not be counted in determining the proportion of votes cast 'For' or 'Against' a resolution on a poll but will be counted in determining if a quorum is present.

A member entitled to attend and vote at the Annual General Meeting may appoint a proxy or proxies to attend the Meeting and any adjournment(s) thereof and, on a poll, vote on his behalf. A proxy need not be a member. Paper proxy forms must be received by the Company's Registrars, Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6AB, not later than 48 hours before the Annual General Meeting to be effective. In the case of a corporation, the appointment of a proxy must be executed either under its common seal or by a duly authorised officer or agent. In case of joint holders, the vote of the senior joint holder on the Register of Members will be accepted to the exclusion of junior joint holders. For this purpose, the order in which names of joint holders are recorded in the Register of Members will determine seniority.

Only those ordinary shareholders registered in the Register of Members of the Company at 6.00pm on 16 November 2007 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their respective names at that time. Changes to entries on the Register after 6.00 pm on 16 November 2007 shall be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting.

Information on voting electronically via the internet or through CREST is contained in the notes to the Notice of Meeting.

Completion of a proxy card (or submission of an electronic proxy appointment) does not prevent an ordinary shareholder from attending the Annual General Meeting and voting in person. In such circumstances, any appointment of a proxy would be automatically revoked.

Signature [ ]   Date [2007]

Your completed and signed proxy form should be posted, in the enclosed reply paid envelope, to the Company's Registrars, Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6AB, so as to arrive before 12.00 noon on 18 November 2007 (48 hours prior to the Annual General Meeting).

smiths
bringing technology to life

Notice of Annual General Meeting

Notice is hereby given that the ninety-third Annual General Meeting of Smiths Group plc will be held at the Banqueting Suite, Lord's Cricket Ground, Grace Gate, St John's Wood Road, London NW8 8QN on Tuesday 20 November 2007 at 12.00 noon, for the following purposes:

Ordinary business

1. To adopt the reports of the directors and the auditor and the audited accounts for the financial year ended 31 July 2007.

2. To approve the directors' remuneration report for the financial year ended 31 July 2007.

3. To declare a final dividend on the ordinary shares.

4. To reappoint Mr D H Brydon as a director of the Company.

5. To reappoint Mr D J Challen as a director of the Company.

6. To reappoint Mr S J Chambers as a director of the Company.

7. To reappoint Mr P J Jackson as a director of the Company.

8. To reappoint Mr J Langston as a director of the Company.

9. To reappoint Mr D P Lillycrop as a director of the Company.

10. To reappoint Mr P H Loescher as a director of the Company.

Note

As stated in the Group Directors' Report, Messrs Brydon, Challen, Langston, Lillycrop and Jackson will retire, having been in office for more than 30 months since their last reappointment. Mr Chambers and Mr Loescher will retire, following their appointments during the year. Mr Langston, Finance Director, and Mr Lillycrop, General Counsel, are executive directors. Mr Brydon, Chairman of the Company, is also Chairman of the Nomination Committee and a member of the Remuneration Committee. Mr Challen, a non-executive director, is Chairman of the Audit Committee and a member of the Remuneration Committee. Mr Chambers, a non-executive director, is Chairman of the Remuneration Committee. Mr Jackson, a non-executive director and the Senior Independent Director, is a member of the Audit and Nomination Committees. Mr Loescher, a non-executive director, is a member of the Remuneration Committee. Biographies of the all directors, including those proposed for reappointment, are included in the Annual Report and Accounts 2007 and on the Company's website - www.smiths.com.

11. To reappoint PricewaterhouseCoopers LLP as auditor of the Company.

12. To authorise the directors to determine the remuneration of the auditor.

Special business

13. To consider and, if thought fit, pass the following ordinary resolution:

That, in accordance with Article 6 of the Articles of Association of the Company, the directors be and are hereby authorised to allot relevant securities having a nominal value not exceeding £48,303,386 in aggregate (such authority to expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 19 February 2009) and that all previous authorities under section 80 of the Companies Act 1985 shall cease to have effect.

14. To consider and, if thought fit, pass the following special resolution:

That the directors be and are hereby authorised to allot equity securities for cash:

(a) in accordance with article 7 of the Company's Articles of Association; and

(b) within section 94(3A) of the Companies Act 1985 as if section 89(1) of the Act did not apply

provided that the powers under paragraph (a) above (other than in connection with a rights issue) and paragraph (b) above shall be limited to the allotment of equity securities having a maximum nominal amount of £7,245,507 (such authorities to expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 19 February 2009) and that all previous authorities under section 95 of the Act shall cease to have effect.

15. To consider and, if thought fit, pass the following special resolution:

That, in accordance with Article 11 of the Articles of Association of the Company, the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of ordinary shares of 37.5p each in the capital of the Company ("ordinary shares") on such terms and in such manner as the directors of the Company may determine provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 38,642,709;

(b) the minimum price which may be paid for an ordinary share is 37.5p per ordinary share;

(c) the maximum price which may be paid for an ordinary share shall not be more than the higher of 5 per cent above the average middle market quotations for an ordinary share, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which the ordinary share is purchased and the amount stipulated by Article 5(1) of the Buy-back and Stabilisation Regulation 2003;

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 19 February 2009; and

(e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase in pursuance of any such contract.

Notes

The Companies Act 1985 enables listed companies to hold shares in treasury, as an alternative to cancelling them, following a purchase of own shares in accordance with the Act. Shares held in treasury in this manner will be available for resale by the Company and may also be used to satisfy share options and share awards under the Company's share schemes. Accordingly, if this resolution is passed at the Annual General Meeting, the directors will have the option of holding in treasury, rather than cancelling, any shares purchased in accordance with the resolution. The Board will have regard to any guidelines issued by investor groups which may be published at the time of any such purchase, holding or resale of treasury shares.

Article 126 of the Articles of Association of the Company authorises the purchase of the non-cumulative preference shares (B shares).

By Order of the Board

David P. Lillycrop
Director and Secretary

Registered Office:
765 Finchley Road
London NW11 8DS

19 October 2007

General notes

1. The statutory Reports and Accounts for Smiths Group plc for 2007 are called the Annual Report and Accounts 2007. The Directors' Remuneration Report 2007 is contained in the Annual Report and Accounts 2007. The first two items of business at the Annual General Meeting relate to the approval of the statutory Reports and Accounts for 2007 and the Directors' Remuneration Report 2007. Shareholders who have not elected to receive the statutory Reports and Accounts for 2007 may obtain copies by writing to the Assistant Secretary, Smiths Group plc, 765 Finchley Road, London NW11 8DS (e-mail: secretary@smiths.com) or by downloading them from the Company's website (www.smiths.com). Shareholders who wish to receive the printed statutory Reports and Accounts (free of charge) in future years should write to the Company's registrars, Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, quoting Reference 0282.

2. A member entitled to attend and vote at the Annual General Meeting may appoint a proxy or proxies to attend the Meeting and any adjournment(s) thereof and, on a poll, vote on his behalf. A proxy need not be a member. Paper proxy forms must be received at the Company's registrars, Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA, not later than 48 hours before the Annual General Meeting to be effective. In the case of a corporation, the appointment of a proxy must be executed either under its common seal or by a duly authorised officer or agent. In the case of joint-holders, the vote of the senior-joint holder on the Register of Members will be accepted to the exclusion of junior joint-holders. For this purpose, the order in which the names of the joint-holders stand on the Register will determine seniority.

Shareholders wishing to appoint a proxy and register their proxy votes electronically should visit the website www.sharevote.co.uk. The on-screen instructions will give details on how to complete the appointment and voting process. Electronic proxy appointments and voting instructions must be received not later than 48 hours before the Annual General Meeting to be effective.

If a proxy is submitted without indicating how the proxy should vote on any resolution, the proxy will exercise his discretion as to whether and, if so, how he votes.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service should follow the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with Euroclear's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) not later than 48 hours before the Annual General Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

3. Only those ordinary shareholders registered in the Register of Members of the Company at 6.00 pm on 16 November 2007 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of ordinary shares registered in their respective names at that time. Changes to entries on the Register after 6.00 pm on 16 November 2007 shall be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting.

4. Copies of the directors' service contracts and letters of appointment for non-executive directors and deeds of indemnity are available for inspection at the registered office of the Company. The non-executive directors' letters of appointment may be inspected at the Annual General Meeting from 11.45 am at the place of the Meeting until
the close of the Meeting.

5. Voting on all resolutions at the meeting will be by way of a poll.

6. Subject to the final dividend being approved at the Annual General Meeting, dividend warrants will be payable on 23 November 2007 to the ordinary shareholders on the register at the close of business on 26 October 2007.

7. Although copies of the Annual Report and Accounts are distributed to some shareholders and made available on the website, www.smiths.com, only ordinary shareholders on the register at the relevant time or their proxies are entitled to attend or vote at the Annual General Meeting.

8. The Company is not a close company.

DOCUMENTS FILED WITH COMPANIES HOUSE

8 SEPTEMBER TO 26 OCTOBER 2007

Forms 88(2) (Return of Allotment of Shares), filings submitted between above dates

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	04	09	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,670		
Nominal value of each share	37.5p		
Amount (if any) paid or due on each share *(including any share premium)*	934p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Des: ESOS Part. ID: 142CN	Class of shares allotted	Number allotted
Address 20 Moorgate, London	Ordinary	1,670
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**1,670**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] **Date** 06/09/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP/EXEC/DM/18421	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED
2007 NOV -5 A 5:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	10	09	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	30,000	33,500	2,091
Nominal value of each share	37.5p	37.5p	37.5p
Amount (if any) paid or due on each share *(including any share premium)*	654.00p	669.00p	765.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Des: ESOS Part. ID: 142CN	Class of shares allotted	Number allotted
Address 20 Moorgate, London	Ordinary	75,389
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**75,389**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 14/09/07

A ~~director~~ / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver — *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/DM/18535 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
10	09	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6,304	3,494	
Nominal value of each share	37.5p	37.5p	
Amount (if any) paid or due on each share *(including any share premium)*	790.00p	858.50p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed [signature] **Date** 14/09/2007

A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP/EXEC/DM/18535 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	09	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,358	2,620	1,388
Nominal value of each share	37.50p	37.50p	37.50p
Amount (if any) paid or due on each share *(including any share premium)*	645.00p	525.00p	704.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant ______________________ **Date** 12/09/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	124		
Nominal value of each share	37.50p		
Amount (if any) paid or due on each share *(including any share premium)*	798.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address PLEASE SEE ATTACHED SCHEDULE Postcode	Class of shares allotted Ordinary	Number allotted 6,490
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **6,490**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] **Date** 12/09/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

Smiths Group plc

Title	Forename(s)	Surname	Address					Post Code	Shares Allotted
MRS	LALITHA MARY	BIRD	6 HOME FARM WAY	WESTONING	BEDFORDSHIRE			MK45 5LL	538
MR	C D	BREACH	24 SCOTTS AVENUE	SUNBURY ON THAMES	MIDDLESEX			TW16 7HZ	1,795
MR	STUART	BROWN	138 HOLLINGREAVE RD	BURNLEY	LANCS				410
MR	GRAHAM ANTHONY	CRAGG	FERN LEA HOUSE	TOWNLEYSIDE	BURNLEY	LANCS		BB11 3QT	410
MR	STEPHEN PAUL MEREDITH	DYMOTT	27 MILL HOUSE DRIVE	WYMANS BROOK	CHELTENHAM	GLOS		GL50 4RG	800
MR	RICHARD EDWARD	GUMMOW	AVONLEIGH	BRANCH ROAD	THE REDDINGS	CHELTENHAM	GLOUCESTERSHIRE	GL51 6RP	513
MRS	LINDA MARY	JACKSON	22 MIDDLEHAY COURT	BISHOPS CLEEVE	CHELTENHAM	GLOS		GL52 8TE	124
MR	PETER BRIAN	MASSEY	28 PRESTWOOD AVENUE	WEDNESFIELD	WOLVERHAMPTON			WV11 3TY	205
MR	DEREK ROBERT HARKNESS	MCGAW	8 CROSSBURN AVENUE	MILNGAVIE	GLASGOW			G62 6DS	501
MR	BRIAN DAVID	OLIVER	9 TAINMONOE CLOSE	LONGLEVENS	GLOUCESTER	GLOS		GL2 0XE	513
MRS	DEBRA ANN	OLIVER	9 TAINMOR CLOSE	LONGLEVENS	GLOUCESTER	GLOS		GL2 0XE	307
MR	RICHARD JOHN	RUSSELL	14 THE WITHERS	BISHOPS CLEEVE	CHELTENHAM	GLOS		GL52 8WE	87
MR	PAUL DAVID	WILLIS	18 CLIFFE AVENUE	HAMBLE	SOUTHAMPTON	HAMPSHIRE		SO31 4LJ	287
									6,490

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
17	09	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,500		
Nominal value of each share	37.5p		
Amount (if any) paid or due on each share *(including any share premium)*	774p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN	Class of shares allotted	Number allotted
Address 20 Moorgate, London	Ordinary	2,500
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**2,500**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] **Date** 19/09/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/ KG/E18662	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED

2007 NOV -5 A 5:10

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 3

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	09	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,348	2,806	401
Nominal value of each share	37.50p	37.50p	37.50p
Amount (if any) paid or due on each share *(including any share premium)*	525.00p	554.00p	608.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 19/09/07

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

2 of 3

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	960	1,794	139
Nominal value of each share	37.50p	37.50p	37.50p
Amount (if any) paid or due on each share *(including any share premium)*	612.00p	645.00p	704.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] Date 19/09/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC
	3 of 3

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	*Day*	*Month*	*Year*	*Day*	*Month*	*Year*

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	165		
Nominal value of each share	37.50p		
Amount (if any) paid or due on each share *(including any share premium)*	798.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **13,613**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] [signature] **Date** 19/09/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

Smiths Group plc

Title	Forename(s)	Surname	Address					Post Code	Shares Allotted
MR	MICHAEL ROBERT	HALL	18 RIVELANDS ROAD	SWINDON VILLAGE	CHELTENHAM	GLOS		GL51 9RF	960
MR	GEORGE	TOCHER	8 MANOR ROAD	WICKHAMFORD	EVESHAM	WORCS		WR11 7SA	615
MR	MICHAEL ROBERT	BENDALL	6 SUFFOLK HOUSE SO	SUFFOLK SQUARE	CHELTENHAM	GLOS		GL50 2HW	256
MR	JOHN ANTHONY	BOZWARD	100 BROOKLYN ROAD	CHELTENHAM	GLOS			GL51 8DY	410
MR	LAURENCE ANTONY	O'RIORDAN	22 PECKED LANE	BISHOPS CLEEVE	CHELTENHAM	GLOS		GL52 8JQ	513
MR	MICHAEL ROBERT	HALL	18 RIVELANDS ROAD	SWINDON VILLAGE	CHELTENHAM	GLOS		GL51 9RF	287
MR	JOHN ALBERT	JENKINS	OAKDENE	MANOR ROAD	WICKHAMFORD	EVESHAM	WORCS	WR11 7SA	359
MR	WILLIAM	MUIR	181 SKIRSA STREET	CADDER	GLASGOW			G23 5DB	143
MR	RICHARD GEORGE	LLOYD	36 PELHAM CRESCENT	CHURCHDOWN	GLOUCESTER	GLOS		GL3 2BN	1,795
MR	STEPHEN PAUL	BRADBURY	41 RADNOR ROAD	HATHERLEY	CHELTENHAM	GLOS		GL51 3JN	179
MR	TIMOTHY PETER GA	OTTER	6 GREAT LAWNE	DATCHWORTH	HERTS			SG3 6SX	718
MR	DAVID JOHN	HEATH	62 CASTLE BANK	STAFFORD	STAFFORDSHIRE			ST16 1DW	1,795
MISS	HELEN SARAH	BROOKS	38 RINGWOOD DRIVE	NORTH BADDESLEY	SOUTHAMPTON			SO52 9GY	179
MR	MICHAEL JOHN	TAPLIN	5 CULVER	INGLESIDE	NETLEY ABBEY	SOUTHAMPTON	HAMPSHIRE	SO31 5GJ	359
MR	MALCOLM	KERR	9 BURNBRAE STREET	BALORNOCK	GLASGOW			G21 4JZ	287
MR	JULIAN	KIRK	10 BURROWAY ROAD	LANGLEY	SLOUGH	BERKSHIRE		SL3 8EN	789
MR	BRIAN WILLIAM	HOLDER	1 DELPHINIUM DRIVE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8HQ	401
MRS	CHRISTINE	JARVIS	46 OAK TREE ROAD	ASHFORD	KENT			TN23 4QP	2,348
MR	STEPHEN JOHN	YATES	6 STEPHENSON DRIVE	BURNLEY	LANCS			BB12 8AJ	375
MR	DANIEL	PRESTON	16 CAMTON ROAD	MIDDLELEAZE	SWINDON			SN5 5TP	83
MR	JOHN COLIN	ASHMAN	43A FINGAL STREET	GREENWICH	LONDON			SE10 0JL	110
MR	STEPHEN JOHN	YATES	6 STEPHENSON DRIVE	BURNLEY	LANCS			BB12 8AJ	348
MR	STEPHEN JOHN	YATES	6 STEPHENSON DRIVE	BURNLEY	LANCS			BB12 8AJ	139
MR	STEPHEN JOHN	YATES	6 STEPHENSON DRIVE	BURNLEY	LANCS			BB12 8AJ	165
									13613

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED

2007 NOV -6 A 5:19

Return of Allotment of Shares

CHFP083

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 3

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	26	09	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,176	1,847	2,106
Nominal value of each share	37.50p	37.50p	37.50p
Amount (if any) paid or due on each share *(including any share premium)*	608.00p	645.00p	554.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] Date 26/09/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8,842	2,284	1,969
Nominal value of each share	37.50p	37.50p	37.50p
Amount (if any) paid or due on each share *(including any share premium)*	525.00p	704.00p	798.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (*List joint share allotments consecutively*)

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 26/09/07

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	3 of 3

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	11		
Nominal value of each share	37.50p		
Amount (if any) paid or due on each share *(including any share premium)*	868.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name Address PLEASE SEE ATTACHED SCHEDULE Postcode	Class of shares allotted Ordinary	Number allotted 19,235
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **19,235**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Knight Date 26/09/07

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

Smiths Group plc

Title	Forename(s)	Surname	Address					Post Code	Shares Allotted
MR	MARSHALL JOHN	AVERISS	9 DINAS ROAD	HATHERLEY	CHELTENHAM	GLOUCESTERSHIRE		GL51 3ER	802
MR	RICHARD	BATES	76 PAGETS ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8AG	995
MR	PETER ROBERT	BEAUMONT	41 CLEEVELANDS AVENUE	PITTVILLE	CHELTENHAM	GLOUCESTERSHIRE		GL50 4PY	313
MR	MALCOLM DONALD	BICK	49 ASHWOOD WAY	HUCCLECOTE	GLOUCESTER	GLOUCESTERSHIRE		GL3 3JE	718
MR	NIGEL	BRADLEY	35 HAWKSMOOR DRIVE	PERTON	WOLVERHAMPTON	WEST MIDLANDS		WV6 7TL	87
MRS	BELLA	BROOKS	61 FRIENDS AVENUE	CHESHUNT	WALTHAM CROSS	HERTFORDSHIRE		EN8 8LE	301
MR	STEVEN	BYRNE	55 SISSON ROAD	GLOUCESTER	GLOUCESTERSHIRE			GL2 0RJ	50
MR	PETER JOHN	CLOAKE	15 CINQUE PORTS AVENUE	HYTHE	KENT			CT21 6HS	888
MRS	PATRICIA ANN	DAISLEY	3 GLOSTER COTTAGES	WELLINGTON PLACE	SANDGATE	FOLKESTONE	KENT	CT20 3DW	676
MR	TREVOR COLIN	DANTER	11 DENLEY CLOSE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8EG	458
MR	JEREMY FOSTER	DAVIES	17 LIME CLOSE	PRESTBURY	CHELTENHAM	GLOUCESTERSHIRE		GL52 3EF	348
MR	ANDREW RUSSON	FAULKNER	6 BLAZE PARK	WALL HEATH	KINGSWINFORD	WEST MIDLANDS		DY6 0LL	675
MRS	PAMELA MARY SUSAN	FISHER	70 BADSEY LANE	EVESHAM	WORCESTERSHIRE			WR11 3BA	260
MR	BARRY	GASSON	61 SYDNEY ROAD	WALMER	DEAL	KENT		CT14 9JW	442
MISS	JANET CAROLYN	HATCHER	27 CANTERBURY ROAD	FOLKESTONE	KENT			CT19 5NH	18
MRS	ANGELA MARY	HOGBEN	11 CYLINDER ROAD	SALTWOOD	HYTHE	KENT		CT21 4QG	286
MRS	LINDA	HOUGHTON	4 LINDEN CRESCENT	FOLKESTONE	KENT			CT19 5RP	251
MR	KEVIN	JOHNSON	5 GIB HILL ROAD	NELSON	LANCASHIRE			BB9 8DW	164
MRS	DOREEN	KEEN	34 PHILLIP ROAD	CHERITON	FOLKESTONE	KENT		CT19 4PY	187
MR	MARK BARRY	KUZMANOVIC	4 ST MARYS CLOSE	HAMSTREET	ASHFORD	KENT		TN26 2DX	455
MRS	ANN ETHEL	LEE	90 REACHFIELDS	HYTHE	KENT			CT21 6LQ	278
MR	SIMON PAUL PETER	MARTIN	50 ENBROOK ROAD	SANDGATE	FOLKESTONE	KENT		CT20 3NP	442
MR	JOSEPH ALAN	MCCLOSKEY	8 RACEVIEW AVENUE	BALLYMONEY	COUNTY ANTRIM			BT53 7UF	715
MR	KETAN	MISTRY	FLAT 3	17 ST GEORGES PLACE	CHELTENHAM	GLOUCESTERSHIRE		GL50 3LA	718
MRS	SALLY ANN	PAGE	2 CROMWELL PARK PLACE	FOLKESTONE	KENT			CT20 3SD	226
MR	GRAHAM NIGEL	PARKER	5 SEATON GARDENS	RUISLIP	MIDDLESEX			HA4 0AZ	502
MR	MARK WILLIAM	PARRY	37 GREENBANKS	LYMINGE	KENT			CT18 8HG	75
MRS	ANNIE LEADBETTER	PRINGLE	8 LAIGHTOUN DRIVE	CONDORRAT	CUMBERNAULD	GLASGOW		G67 4EX	263
MRS	CLARE ANN	SHARPLES	8 GARDEN STREET	OSWALDTWISTLE	LANCASHIRE			BB5 3LS	57
MRS	DEBORAH-ROSE	STEWART	42 PRINCES TERRACE	DYMCHURCH ROAD	HYTHE	KENT		CT21 6LY	146
MR	LAURENCE JAMES	STOATE	23 SILVERWOOD DRIVE	LAVERSTOCK	SALISBURY	WILTSHIRE		SP1 1SH	1,795
MR	DAVID ALAN	TAPLIN	FLAT 2 JUBILEE COURT	34 COSSACK GREEN	SOUTHAMPTON	HAMPSHIRE		SO14 1LQ	451
MR	ALAN CLIVE	TAYLOR	8 FALCONER COURT	HOLBURY	SOUTHAMPTON	HAMPSHIRE		SO45 2PY	1,436
MR	MARTIN STUART	TAYLOR	ARCHERS COTTAGE	THE STREET	HIGH EASTER	CHELMSFORD	ESSEX	CM1 4QR	1,026
MRS	JUDITH ANN	TEW	59 PALMARSH AVENUE	HYTHE	KENT			CT21 6NR	1317
MR	JASON	TOVEY	38 STOCKLEY CRESCENT	SHIRLEY	SOLIHULL			B90 3SQ	62
MR	N	TOWNSEND	FERR-LIAN	BURSNIPS ROAD	ESSINGTON	WOLVERHAMPTON	WEST MIDLANDS	WV11 2RE	513
MISS	JANE MARIE	TURNER	89 PILGRIM SPRING	FOLKESTONE	KENT			CT19 6QE	75
MR	PETER	WAKEFIELD	149 JUNIPER BIRCH HILL	BRACKNELL	BERKSHIRE			RG12 7ZE	538
MRS	JULIE ANNE	WATKINSON	6 GORDON ROAD	CHERITON	FOLKESTONE	KENT		CT20 3LE	226
									19,235

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED

2007 NOV -6 A 5:19

Return of Allotment of Shares

CHFP083

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	27	09	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,777		
Nominal value of each share	37.5p		
Amount (if any) paid or due on each share *(including any share premium)*	7.65p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited a/c ESOS part ID 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 2,777
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **2,777**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed Assistant [signature] Date 01/10/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY	
WORTHING WEST SUSSEX BN99 6DA	
ESP-EXEC/SAM/18839	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	01	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,875		
Nominal value of each share	37.50p		
Amount (if any) paid or due on each share *(including any share premium)*	587.54p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr. John Martin Faherty	Class of shares allotted	Number alloted
Address	18 Larchwood, Stafford, Staffordshire.	Ordinary	1,250
Postcode	ST17 4SQ		
Name	Mr. Martin Howard Pitt	Class of shares allotted	Number alloted
Address	Whitehorn, Durley Brook Road, Durley, Southampton, Hampshire.	Ordinary	625
Postcode	SO32 2AR		
Name		Class of shares allotted	Number alloted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**1,875**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 08/10/2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)

765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

RECEIVED

2007 NOV -5 A 5:10

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,750		
Nominal value of each share	37.5p		
Amount (if any) paid or due on each share *(including any share premium)*	896.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Des: ESOS Part. ID: 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 3,750
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **3,750**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Amrik... **Date** 15/10/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

EQUINITI LIMITED	
ASPECT HOUSE SPENCER ROAD LANCING WEST SUSSEX BN99 6DA	
ESP/EXEC/DM/18926	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	03	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,566		
Nominal value of each share	37.5p		
Amount (if any) paid or due on each share *(including any share premium)*	934p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Desig: ESOS Part ID 142CN	Class of shares allotted	Number allotted
Address 20 Moorgate, London	Ordinary	5,566
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**5,566**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 11/10/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

lease give the name, address, elephone number and, if available, DX number and Exchange of the erson Companies House should ontact if there is any query.

EQUINITI LIMITED
ASPECT HOUSE SPENCER ROAD LANCING WEST SUSSEX BN99 6DA
ESP-EXEC/JL/18955 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

1 of 3

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	03	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,604	5,159	3,105
Nominal value of each share	37.50p	37.50p	37.50p
Amount (if any) paid or due on each share *(including any share premium)*	608.00p	645.00p	554.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] **Date** 03/10/07

~~A director~~ / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

:HFPO83

:ompany Number: 137013

:ompany name in full: SMITHS GROUP PLC

2 of 3

3hares allotted (including bonus shares):

	From			To		
)ate or period during which ;hares were allotted *If shares were allotted on one date ›nter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year

:lass of shares *ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
┤umber allotted	8,303	2,453	533
┤ominal value of each share	37.50p	37.50p	37.50p
\mount (if any) paid or due on each ;hare *(including any share premium)*	525.00p	704.00p	798.00p

.ist the names and addresses of the allottees and the number of shares allotted to each overleaf

f the allotted shares are fully or partly paid up otherwise than in cash please state:

⁶ that each share is to be 'eated as paid up			

:onsideration for which ıe shares were allotted
This information must be supported by ıe duly stamped contract or by the duly :amped particulars on Form 88(3) if the ɔntract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] **Date** 03/10/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6		
Nominal value of each share	37.50p		
Amount (if any) paid or due on each share *(including any share premium)*	868.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	21,163
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**21,163**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed [signature] **Date** 03/10/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

Smiths Group plc

Title	Forename(s)	Surname	Address					Post Code	Shares Allotted
MR	DONALD CHRISTOPHER	ABRAHAMS	12 WARREN PLACE	CALMORE TOTTON	SOUTHAMPTON	HAMPSHIRE		SO40 2SD	153
MR	STEPHEN MARK	AMOS	50 DARELL CLOSE	THE HOLLY GROVE	QUEDGELEY	GLOUCESTER	GLOUCESTERSHIRE	GL2 4YR	1,112
MR	RICHARD	BATES	76 PAGETS ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8AG	1,109
MR	DAVID ANDREW	BENNEYWORTH	58 PARK FARM AVENUE	FAREHAM	HAMPSHIRE			PO15 6LH	329
MR	ROBERT EDWARD	CALLAN	15 POPPYFIELDS	KNIGHTWOOD PARK	CHANDLERS FORD	EASTLEIGH	HAMPSHIRE	SO53 4LL	301
MR	MATHEW STEVEN	CASSEDY	23 WENTWORTH GARDENS	WESTON	SOUTHAMPTON	HAMPSHIRE		SO19 9QG	718
MR	STEPHEN	CURWEN	18 VINE WAY	TEWKESBURY	GLOUCESTERSHIRE			GL20 5FJ	718
MISS	SHARON JEANETTE	DAVIES	4 HARVEY PLACE	RENDEZVOUS STREET	FOLKESTONE	KENT		CT20 1AT	192
MISS	ADRIENNE HEATHER	DOVEY	MAPLE LEAF BUNGALOW	KNIGHTSBRIDGE GREEN	KNIGHTSBRIDGE	CHELTENHAM	GLOUCESTERSHIRE	GL51 9TA	1,087
MR	CHRISTOPHER JOHN	FONE	5 CARLTON ROAD	CAVERSHAM HEIGHTS	READING	BERKSHIRE		RG4 7NT	615
MR	DAVID JOHN	GLADSTONE	BROOK COTTAGE	CRIPPETTS LANE	LECKHAMPTON	CHELTENHAM	GLOUCESTERSHIRE	GL51 4XT	718
MR	JAMES ANTHONY	GRAVES	14 LADYSMITH ROAD	CHELTENHAM	GLOUCESTERSHIRE			GL52 5LQ	143
MR	JOSEPH MICHAEL	GREENWAY	PRIORY HOUSE	CHURCH LANE	LAPLEY	STAFFORD	STAFFORDSHIRE	ST19 9JS	574
MR	JEFFREY MALCOLM	HALL	57 UPTON CLOSE	BARNWOOD	GLOUCESTER	GLOUCESTERSHIRE		GL4 3EX	307
MR	STEVEN PETER	HAMMOND	2 WESTEND HOUSE	CHURCH SQUARE	BLAKENEY	GLOUCESTER	GLOUCESTERSHIRE	GL15 4DX	513
MR	ROBERT EDWARD	HILL	11 ASHCHURCH ROAD	NEWTOWN	TEWKESBURY	GLOUCESTERSHIRE		GL20 8DP	433
MR	TERENCE MICHAEL	HILL	9 POETS ROAD	BURNLEY	LANCASHIRE			BB12 6NR	375
MR	ANDREW JAMES	HOLTER	11 WITHYFIELD ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8LF	668
MR	STEPHEN JOHN	HOOPER	225 MANDARIN WAY	WYMANS BROOK	CHELTENHAM	GLOUCESTERSHIRE		GL50 4SB	307
MR	ANDREW ANGUS	HUTCHINSON	25 SOUTHWOOD ROAD	HILSEA	PORTSMOUTH	HAMPSHIRE		PO2 9QG	359
MR	SCOTT EDWARD	JARVIS	LE BICHON STOKE ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE		GL52 8RH	1,747
MRS	JOANNE	MATTHEWS	109 HEWLETT ROAD	CHELTENHAM	GLOUCESTERSHIRE			GL52 6AZ	377
MR	DAVID WILLIAM	MCDOUGALL	81 MAILING AVENUE	BISHOPBRIGGS	GLASGOW	LANARKSHIRE		G64 1DT	287
MISS	MARGARET JANE	MEDDINGS	11 TRANWELL CLOSE	PENDEFORD	WOLVERHAMPTON	WEST MIDLANDS		WV9 5RB	684
MR	KETAN	MISTRY	FLAT 3	17 ST GEORGES PLACE	CHELTENHAM	GLOUCESTERSHIRE		GL50 3LA	62
MR	BRIAN	MUSTOE	23 BOULTON ROAD	CHELTENHAM	GLOUCESTERSHIRE			GL50 4RZ	458
MR	BENJAMIN ANDREW	ORGAN	67 STANWICK GARDENS	WYMANS BROOK	CHELTENHAM	GLOUCESTERSHIRE		GL51 9LF	514
MR	RICHARD TIMOTHY	PARISH	1 GREENWOOD CLOSE	CUPERNHAM	ROMSEY	HAMPSHIRE		SO51 7QT	359
MR	JOHN	PAYNE	14 SWEET CHARIOT WAY	OFF ADMASTON ROAD	WELLINGTON	TELFORD	SHROPSHIRE	TF1 3JE	734
MR	ANDREW TIMOTHY	PEART	21 RICHMOND GARDENS	LONGLEVENS	GLOUCESTER	GLOUCESTERSHIRE		GL2 0DT	1,099
MISS	ALISON	PINCHES	19 CLANFIELD AVENUE	WEDNESFIELD	WOLVERHAMPTON	WEST MIDLANDS		WV11 2QU	220
MR	CHRISTOPHER PAUL	PLANT	11 WEATHERHILL CRES	BRIERFIELD	NELSON	LANCASHIRE		BB9 0HF	622
MR	ALAN JAMES	ROBERTS	2 SPRINGFIELDS	EAST CHINNOCK	YEOVIL	SOMERSET		BA22 9EW	1,062
MR	ANTHONY RONALD	SHERWOOD	89 MANORFIELD	ASHFORD	KENT			TN23 5YP	883
MR	SAJJAN	SINGH	THE WILLOWS	UMBERSLAND ROAD	EARLSWOOD	SOLIHULL	WEST MIDLANDS	B94 5QA	287
MR	MARTIN JOHN	VAUGHAN	19 CLANFIELD AVENUE	WEDNESFIELD	WOLVERHAMPTON	WEST MIDLANDS		WV11 2QU	906
MR	IAN STUART	WILLIS	17 TANNERS ROAD	CHELTENHAM	GLOUCESTERSHIRE			GL51 7LJ	131
									21,163

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

RECEIVED
2007 NOV -6 A 5:10
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Page 1 of 2

Shares allotted (including bonus shares):

	From			To		
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	Day	Month	Year	Day	Month	Year
	08	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,709	16,000	12,500
Nominal value of each share	37.5p	37.5p	37.5p
Amount (if any) paid or due on each share *(including any share premium)*	750.00p	774.00p	806.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] **Date** 15/10/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

EQUINITI LIMITED

ASPECT HOUSE SPENCER ROAD LANCING WEST SUSSEX BN99 6DA

ESP-EXEC/KG/E19024 Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	08	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,240	14,500	13,250
Nominal value of each share	37.5p	37.5p	37.5p
Amount (if any) paid or due on each share *(including any share premium)*	858.50p	896.50p	901.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited (Desig: ESOS Part ID: 142 CN) Address 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	63,199
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	63,199

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed Assistant [signature] Date 15/10/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

EQUINITI LIMITED	
ASPECT HOUSE SPENCER ROAD LANCING WEST SUSSEX BN99 6DA	
ESP-EXEC/KG/E19024	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

RECEIVED

2007 NOV -5 A 5:10

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

1 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,727	3,480	3,256
Nominal value of each share	37.5p	37.5p	37.5p
Amount (if any) paid or due on each share *(including any share premium)*	750.00p	765.00p	858.50p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Des: ESOS Part. ID: 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 33,669
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **33,669**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] **Date** 15/10/07

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

EQUINITI LIMITED
ASPECT HOUSE SPENCER ROAD LANCING WEST SUSSEX BN99 6DA
ESP/EXEC/DM/19056 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	09	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	12,750	10,456	
Nominal value of each share	37.5p	37.5p	
Amount (if any) paid or due on each share *(including any share premium)*	901.00p	934.00p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed Assistant [signature] **Date** 15/10/07

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

EQUINITI LIMITED
ASPECT HOUSE SPENCER ROAD LANCING WEST SUSSEX BN99 6DA
ESP/EXEC/DM/19056 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

RECEIVED
2007 NOV -5 A 5:10
OFFICE OF INTERNATIONAL CORPORATE ...

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 3

Shares allotted (including bonus shares):

	From Day	Month	Year	To Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	10	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	480	574	4,769
Nominal value of each share	37.50p	37.50p	37.50p
Amount (if any) paid or due on each share *(including any share premium)*	612.00p	608.00p	645.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235** Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant ______ **Date** 10/10/2007

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

:HFPO83

:ompany Number: 137013

:ompany name in full: SMITHS GROUP PLC

;hares allotted (including bonus shares):

)ate or period during which
hares were allotted
*'f shares were allotted on one date
nter that date in the "from" box.)*

	From			To		
	Day	Month	Year	Day	Month	Year

:lass of shares *ɔrdinary or preference etc)*	Ordinary	Ordinary	Ordinary
lumber allotted	611	8,611	396
lominal value of each share	37.50p	37.50p	37.50p
,mount (if any) paid or due on each hare *(including any share premium)*	554.00p	525.00p	704.00p

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

, that each share is to be eated as paid up			

onsideration for which e shares were allotted *'his information must be supported by ɘ duly stamped contract or by the duly ɜmped particulars on Form 88(3) if the ·ntract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 10/10/2007

A ~~director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie) 765 Finchley Road	
London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

:HFPO83

:ompany Number	137013
:ompany name in full	SMITHS GROUP PLC
	3 of 3

;hares allotted (including bonus shares):

ate or period during which hares were allotted
f shares were allotted on one date nter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year

:lass of shares *rdinary or preference etc)*	Ordinary		
lumber allotted	70		
ominal value of each share	37.50p		
mount (if any) paid or due on each 1are *(including any share premium)*	798.00p		

ist the names and addresses of the allottees and the number of shares allotted to each overleaf

the allotted shares are fully or partly paid up otherwise than in cash please state:

that each share is to be eated as paid up			

onsideration for which e shares were allotted *ɪis information must be supported by duly stamped contract or by the duly imped particulars on Form 88(3) if the ntract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name Address Postcode	PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted Ordinary	Number allotted 15,511
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted	Number allotted
Name Address Postcode		Class of shares allotted **TOTAL**	Number allotted **15,511**

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Asm Kt Date 10/10/2007

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)
765 Finchley Road
London
NW11 8DS

Tel: 020 8457 8435 Fax: 020 8201 8041

DX number DX exchange

Smiths Group plc

Title	Forename(s)	Surname	Address				Post Code	Shares Allotted
MR	TIMOTHY JAMES	ASTON	50A LITTLEDEAN HILL ROAD	CINDERFORD	GLOUCESTERSHIRE		GL14 2BJ	574
MR	PHILIP	BARCLAY	17 ARMSCROFT ROAD	BARNWOOD	GLOUCESTER	GLOUCESTERSHIRE	GL2 0SQ	359
MR	PAUL STEPHEN	BATES	29 GARDEN ROAD	CHARLTON KINGS	CHELTENHAM	GLOUCESTERSHIRE	GL53 8LJ	538
MR	SIMON NICHOLAS	BENTLEY	148 SKIPTON RD	ILKLEY	WEST YORKSHIRE		LS29 9BQ	359
MR	ROGER PHILLIP	BROWN	67 MELVILLE ROAD	CHURCHDOWN	GLOUCESTER	GLOUCESTERSHIRE	GL3 2RE	359
MR	STEVEN	BYRNE	34 CYPRESS GARDENS	GLOUCESTER	GLOUCESTERSHIRE		GL2 0RB	71
MR	ANTHONY GEORGE	CORBETT	24 SANDSTAR CLOSE	LONGLEVENS	GLOUCESTER	GLOUCESTERSHIRE	GL2 0NR	574
MR	MICHAEL OWEN	ELLIS	72 ALBION STREET	BURNLEY	LANCASHIRE		BB11 4JG	1,077
MR	DESMONDE LESLIE	EVANS	39 HAMPTON TOWERS	WESTON	SOUTHAMPTON	HAMPSHIRE	SO19 9PB	153
MR	MARK	EVANS	WOODSIDE BARN	HASFIELD ROAD	GLOUCESTER	GLOUCESTERSHIRE	GL19 4LJ	513
MR	JOHN	GREEN	11 CRAIGHTON AVENUE	MILNGAVIE	GLASGOW	LANARKSHIRE	G62 7SZ	480
MR	ANTHONY	HAILS	48 STANAGATE	CLIFTON	PRESTON	LANCASHIRE	PR4 0ZB	102
MR	MARK JOHN	HANNAH	103 DEACON ROAD	BITTERNE	SOUTHAMPTON	HAMPSHIRE	SO19 6PT	205
MR	BRIAN	HARTLEY	78 CAMBRIDGE DRIVE	PADIHAM	BURNLEY	LANCASHIRE	BB12 7DD	179
MS	CATHERINE ROBERTA	JACKSON	3 ST ANDREWS	ICEWELL HILL	NEWMARKET	SUFFOLK	CB8 0JF	71
MR	BRENDAN FRANCIS	KENNY	48 MALPAS ROAD	WALLASEY	MERSEYSIDE		CH45 4QJ	1,077
MR	PHILIP CHRISTOPHER	LARGE	169 PRESTBURY ROAD	CHELTENHAM	GLOUCESTERSHIRE		GL52 2DU	1,077
MRS	JULIE	LESLIE	42 GREEN LANE	ALDERSLEY	WOLVERHAMPTON	WEST MIDLANDS	WV6 9HX	394
MR	NIKUNJ HANSRAJBHAI	MAKWANA	30 STRATFORD ROAD	THORNTON HEATH	SURREY		CR7 7QH	646
MR	ROBERT CLIVE	MARTIN	55 TRELLEWELYN ROAD	RHYL	CLWYD		LL18 4LT	359
MR	DEREK ROBERT HARKNESS	MCGAW	8 CROSSBURN AVENUE	MILNGAVIE	GLASGOW	LANARKSHIRE	G62 6DS	718
MRS	DEBORAH JAYNE	MORGAN	22 SEDGLEY ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8DD	718
MR	BARRY	NASH	HIGHWOOD	ST CHLOE	AMBERLEY	STROUD	GL5 5AP	205
MR	GAVIN NICOL LINDSAY	NIMMO	11 ELMVIL ROAD	TEWKESBURY	GLOUCESTERSHIRE		GL20 8DD	513
MR	KRIS JOHN	POOLE	6 CLEMATIS COURT	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8JD	359
MR	BARRY STANLEY	SMITH	9 ELMDON CLOSE	PENKRIDGE	STAFFORD	STAFFORDSHIRE	ST19 5EZ	513
MR	DAVID PETER	STROUD	9 ASH COURT	312-314 SPRING ROAD	SHOLING	SOUTHAMPTON	SO19 2QX	215
MR	CHRISTOPHER	SURCH	2 NEWMANS PLACE	OFF ONSLOW ROAD	SUNNINGDALE	BERKSHIRE	SL5 0HN	2,565
MR	JAMES	UPTON	FLAT 15 ELLAND HOUSE	10 COPENHAGEN PLACE	LIMEHOUSE	LONDON	E14 7EZ	179
MR	PHILIP JAMES	WOOLHOUSE	9 WAKEFIELD CRESCENT	STOKE POGES	SLOUGH	BERKSHIRE	SL2 4DF	359
								15,511

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	10	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9,105		
Nominal value of each share	37.5p		
Amount (if any) paid or due on each share *(including any share premium)*	934.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Des: ESOS Part. ID: 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 9,105
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **9,105**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] **Date** 15/10/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

EQUINITI LIMITED

ASPECT HOUSE SPENCER ROAD LANCING WEST SUSSEX BN99 6DA

ESP/EXEC/DM/19091 Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	10	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	10,000	37,220	
Nominal value of each share	37.5p	37.5p	
Amount (if any) paid or due on each share *(including any share premium)*	£6.69	£8.06	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited (Desig: ESOS Part ID:142CN)	Class of shares allotted	Number allotted
Address 20 Moorgate, London	Ordinary	47,220
UK Postcode EC2R 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	**TOTAL**	**47,220**
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant **Date** 17/10/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

EQUINITI LIMITED

ASPECT HOUSE SPENCER ROAD LANCING WEST SUSSEX BN99 6DA

ESP-EXEC/KG/E19116 Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED
2007 NOV -5 A 5:

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	11,750	10,750	10,000
Nominal value of each share	37.5p	37.5p	37.5p
Amount (if any) paid or due on each share *(including any share premium)*	774.00p	896.50p	901.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Des: ESOS Part. ID: 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 32,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **32,500**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] **Date** 19/10/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

EQUINITI LIMITED	
ASPECT HOUSE SPENCER ROAD LANCING WEST SUSSEX BN99 6DA	
ESP/EXEC/DM/19166	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 1

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	17	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,752		
Nominal value of each share	37.50p		
Amount (if any) paid or due on each share *(including any share premium)*	587.54p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr. Daljit S Barmi	Class of shares allotted	Number allotted
Address	12 Northampton Avenue, Slough, Berkshire.	Ordinary	3,127
Postcode	SL1 3BL		
Name	Mr. Terence Hall	Class of shares allotted	Number allotted
Address	1 Campden Way, Handforth, Wilmslow, Cheshire.	Ordinary	625
Postcode	SK9 3JA		
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**3,752**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed Assistant [signature] **Date** 22/10/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie)	
765 Finchley Road London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	17	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	25,500		
Nominal value of each share	37.5p		
Amount (if any) paid or due on each share *(including any share premium)*	806.00p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited Des: ESOS Part. ID: 142CN Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 25,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **25,500**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed [signature] Date 22/10/2007

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

EQUINITI LIMITED

ASPECT HOUSE SPENCER ROAD LANCING WEST SUSSEX BN99 6DA

ESP/EXEC/DM/19221 Tel: 01903 833874

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From Day	From Month	From Year	To Day	To Month	To Year
	18	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,945		
Nominal value of each share	37.5p		
Amount (if any) paid or due on each share *(including any share premium)*	858.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited (Desig: ESOS Part ID: 142CN) Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 1,945
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **1,945**

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed Assistant [signature] **Date** 23/10/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

EQUINITI LIMITED	
ASPECT HOUSE SPENCER ROAD LANCING WEST SUSSEX BN99 6DA	
ESP-EXEC/KG/E19255	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number	137013
Company name in full	SMITHS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
Date	22	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	453		
Nominal value of each share	37.5p		
Amount (if any) paid or due on each share *(including any share premium)*	750p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Cazenove Nominees Limited (Desig: ESOS Part ID: 142CN) Address 20 Moorgate, London UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 453
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **453**

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed *Assistant* [signature] Date *25/10/2007*

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

EQUINITI LIMITED	
ASPECT HOUSE SPENCER ROAD LANCING WEST SUSSEX BN99 6DA	
ESP-EXEC/KG/E19307	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	Page 1 of 4

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
23	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8,607	30,000	8,607
Nominal value of each share	37.5p	37.5p	37.5p
Amount (if any) paid or due on each share *(including any share premium)*	626.16p	654.00p	661.23p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 3

Signed [signature] [signature] **Date** 26/10/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

EQUINITI LIMITED
ASPECT HOUSE SPENCER ROAD LANCING WEST SUSSEX BN99 6DA
ESP-EXEC/KG/E19331 Tel: 01903 833874
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

Page 2 of 4

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	23	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	33,500	21,500	8,734
Nominal value of each share	37.5p	37.5p	37.5p
Amount (if any) paid or due on each share *(including any share premium)*	669.00p	774.00p	790.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 2

Signed [signature] **Date** 26/10/07

~~A~~ director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

EQUINITI LIMITED	
ASPECT HOUSE SPENCER ROAD LANCING WEST SUSSEX BN99 6DA	
ESP-EXEC/KG/E19331	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	Page 3 of 4

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
23	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	25,500	23,750	22,000
Nominal value of each share	37.5p	37.5p	37.5p
Amount (if any) paid or due on each share *(including any share premium)*	806.00p	896.50p	901.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] **Date** 26/10/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

EQUINITI LIMITED	
ASPECT HOUSE SPENCER ROAD LANCING WEST SUSSEX BN99 6DA	
ESP-EXEC/KG/E19331	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 137013

Company name in full SMITHS GROUP PLC

Page 4 of 4

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	7,870	14,756	
Nominal value of each share	37.5p	37.5p	
Amount (if any) paid or due on each share *(including any share premium)*	907.23p	1026.66p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Cazenove Nominees Limited (Desig: ESOS Part ID: 142CN) Address 20 Moorgate, London UK Postcode EC2R 6DA	Ordinary	204,824
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	**TOTAL**	**204,824**

Please enter the number of continuation sheet(s) (if any) attached to this form : 0

Signed Assistant Date 26/10/07

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

EQUINITI LIMITED	
ASPECT HOUSE SPENCER ROAD LANCING WEST SUSSEX BN99 6DA	
ESP-EXEC/KG/E19331	Tel: 01903 833874
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

CHFPO83

Company Number	137013
Company name in full	SMITHS GROUP PLC
	1 of 2

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	24	10	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	574	3,132	17,868
Nominal value of each share	37.50p	37.50p	37.50p
Amount (if any) paid or due on each share *(including any share premium)*	608.00p	645.00p	554.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees (*List joint share allotments consecutively*)

Shareholder details	Shares and share class allotted	
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted	Number allotted
Name Address Postcode	Class of shares allotted **TOTAL**	Number allotted **CONTINUED**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed Assistant [signature] **Date** 24/10/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie) 765 Finchley Road	
London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Share:

CHFPO83

Company Number: 137013

Company name in full: SMITHS GROUP PLC

2 of 2

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10,434	6,289	4,699
Nominal value of each share	37.50p	37.50p	37.50p
Amount (if any) paid or due on each share *(including any share premium)*	525.00p	704.00p	798.00p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name		Class of shares allotted	Number allotted
Address	PLEASE SEE ATTACHED SCHEDULE	Ordinary	42,996
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**42,996**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1

Signed Assistant [signature] **Date** 24/10/2007

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Smiths Group plc (Ms Fiona Gillespie) 765 Finchley Road	
London NW11 8DS	
Tel: 020 8457 8435	Fax: 020 8201 8041
DX number	DX exchange

Smiths Group plc

Title	Forename(s)	Surname	Address				Post Code	Shares Allotted
MR	MICHAEL GRAHAM	BADHAM	30 ALEXANDER ROAD	BILBROOK	WOLVERHAMPTON	WEST MIDLANDS	WV8 1JQ	1,121
MR	MICHAEL ROBERT	BALDWIN	19 LUDLOW ROAD	KIDDERMINSTER	WORCESTERSHIRE		DY10 1NW	1,435
MR	RAYMOND PAUL	BENNETT	11 GODWIN ROAD	WINCHCOMBE	CHELTENHAM	GLOUCESTERSHIRE	GL54 5LA	2,233
MRS	MARION JEAN	BIZSLEY	82 STATION ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8HJ	1,945
MS	PENELOPE JAYNE	BOYKO	38 SILVERTHORN DRIVE	LONGDEAN PARK	HEMEL HEMPSTEAD	HERTFORDSHIRE	HP3 8BX	1,795
MR	ALAN ROBERT	BRITTAIN	BRECKLANDS	TEDDINGTON	TEWKESBURY	GLOUCESTERSHIRE	GL20 8JA	205
MR	JOHN JAMES	BURTON	10 JESSON ROAD	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8PE	442
MRS	PATRICIA JOYCE	BUTTERWORTH	6 CROSSWELL CLOSE	SHOLING	SOUTHAMPTON	HAMPSHIRE	SO19 8HE	1,029
MR	CHRISTOPHER JON	CALVERT	10 CROFT CLOSE	LATTON	SWINDON	WILTSHIRE	SN6 6DL	1,232
MR	PAUL	CANDEGGI	C/O JOHN CRANE UK LTD	361-366 BUCKINGHAM AVENUE	SLOUGH	BERKSHIRE	SL1 4LU	359
MR	PETER JOHN	CARTWRIGHT	6 ELTON CLOSE	MOSELEY GREEN	WOLVERHAMPTON	WEST MIDLANDS	WV10 8TF	102
MRS	LYNETTE JEAN	COOKE	3 SNOWSHILL DRIVE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8SY	735
MR	ROBERT DOUGLAS	EDWARDS	50 KESTREL GROVE	WILLENHALL	WEST MIDLANDS		WV12 5HQ	503
MR	LEE	ELLEN	33 ST CHRISTOPHER DRIVE	WEDNESBURY	WEST MIDLANDS		WS10 0GE	367
MISS	DIANE	ENSTONE	124 LINDEN AVENUE	PRESTBURY	CHELTENHAM	GLOUCESTERSHIRE	GL52 3DS	1,829
MR	FRANK WILLIAM	FISCHER	14 LAKESIDE	OAKWOOD	ENFIELD	MIDDLESEX	EN2 7NN	513
MRS	PHILOMENA GERALDINE MARY	GAIR	35 ROWAN GARDENS	BROCKWORTH	GLOUCESTER	GLOUCESTERSHIRE	GL3 4DS	1,588
MR	ALAN REUBEN	GALFIN	131 GLOUCESTER ROAD	CHELTENHAM	GLOUCESTERSHIRE		GL51 8NG	359
MR	JOHN	GROSVENOR	31 FAIROAK DRIVE	TETTENHALL WOOD	WOLVERHAMPTON	WEST MIDLANDS	WV6 8HX	888
MR	ROGER	HADDRELL	5 HAWKMOTH CLOSE	WALTON CARDIFF	TEWKESBURY	GLOUCESTERSHIRE	GL20 7SG	1,181
MR	BRIAN	HARTLEY	78 CAMBRIDGE DRIVE	PADIHAM	BURNLEY	LANCASHIRE	BB12 7DD	344
MR	ROGER JAMES	HARVEY	17 THE OAKS	MEADOWSWEET WAY	HORTON HEATH	HAMPSHIRE	SO50 7PF	718
MR	CHRISTOPHER MARK	HEALEY	THE OLD SCHOOL	CHURCH LANE	THE LEIGH	GLOUCESTER	GL19 4AF	2,301
MR	WILLIAM JAMES	HELLYER-KINCH	53 INVERNESS AVENUE	FAREHAM	HAMPSHIRE		PO15 6AS	215
MRS	JACQUELINE CLAIRE	HENDRY	26 PICCADILLY WAY	PRESTBURY	CHELTENHAM	GLOUCESTERSHIRE	GL52 5DQ	764
MR	PAUL	HENDRY	26 PICCADILLY WAY	PRESTBURY	CHELTENHAM	GLOUCESTERSHIRE	GL52 5DQ	768
MR	NIGEL JAMES	HOGARTH	56 MOWBRAY AVENUE	STONEHILLS	TEWKESBURY	GLOUCESTERSHIRE	GL20 5FA	903
MR	NEIL JAMES	HOLLAND	40 NORTHCLIFFE	GREAT HARWOOD	BLACKBURN	LANCASHIRE	BB6 7PJ	852
MR	JOHN RICHARD	HUNT	BADGEWORTH END COTTAGE	BADGEWORTH	CHELTENHAM	GLOUCESTERSHIRE	GL51 4UL	845
MR	BARRY DAVID	JANAWAY	5 BROOK ROAD	FAIR OAK	EASTLEIGH	HAMPSHIRE	SO50 7AZ	151
MR	MARK	LINDER	15 WINCEL ROAD	WINCHCOMBE	CHELTENHAM	GLOUCESTERSHIRE	GL54 5YE	379
MRS	AMANDA JANE	LINTURN	9 MONTGOMERY ROAD	UP HATHERLEY	CHELTENHAM	GLOUCESTERSHIRE	GL51 3LB	707
MR	COLIN	MARSHALL	17 CASBURN LANE	BURWELL	CAMBRIDGE	CAMBRIDGESHIRE	CB25 0ED	958
MRS	JENNIFER MARGARET	MCCARTHY	9 DERWENT DRIVE	MITTON	TEWKESBURY	GLOUCESTERSHIRE	GL20 8AZ	958
MR	DAVID WILLIAM	MORRIS	30A WESTON ROAD	GLOUCESTER	GLOUCESTERSHIRE		GL1 5AU	1,340
MR	MICHAEL JOHN PATRICK	MORRIS	10 LINDEN CLOSE	PRESTBURY	CHELTENHAM	GLOUCESTERSHIRE	GL52 3DU	246
MR	CHRISTOPHER WILLIAM	ORRIS	16 CRADDOCK ROAD	NEWENT	GLOUCESTERSHIRE		GL18 1RA	571
MR	ASHLEY JAMES	PARKES	5 BLACKBERRY GROVE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8WL	877
MR	PHILLIP CRANE	PARSONS	WIGHTWICK HOUSE	6 DEER PARK DRIVE	NEWPORT	SHROPSHIRE	TF10 7HB	763
MR	JASON	PAY	44 OSMASTON ROAD	NORTON	STOURBRIDGE	WEST MIDLANDS	DY8 2AL	177
MR	JOHN	PREEN	124 LINDEN AVENUE	PRESTBURY	CHELTENHAM	GLOUCESTERSHIRE	GL52 3DS	967
MR	IAN LESLIE	PRICE	12 CORT DRIVE	BURNTWOOD	STAFFORDSHIRE		WS7 9LW	513
MR	GRAHAM PETER	REEVES	5 MOOREND GLADE	CHARLTON KINGS	CHELTENHAM	GLOUCESTERSHIRE	GL53 9AT	1,150
MR	DENE	SIMONS	177 FAIR OAK ROAD	BISHOPSTOKE	EASTLEIGH	HAMPSHIRE	SO50 8LQ	590
MR	NIGEL RAYMOND	SOLLIS	1 WIGEON LANE	WALTON CARDIFF	TEWKESBURY	GLOUCESTERSHIRE	GL20 7RS	486
MRS	MARGARET KATHLEEN CRABBE	SWANN	16 GLANAAN PARK	KELLS	BALLYMENA	COUNTY ANTRIM	BT42 3JX	243
MR	ADRIAN CURT	SYKES	5 JEYNES ROW	OLDBURY ROAD	TEWKESBURY	GLOUCESTERSHIRE	GL20 5NG	479
MR	KEVIN LEE	THEYER	22 MEDOC CLOSE	CHELTENHAM	GLOUCESTERSHIRE		GL50 4SP	623

MR	FRANK LESLIE CHARLES	THORNDELL	363 SWINDON ROAD	CHELTENHAM	GLOUCESTERSHIRE		GL51 9LB	284
MR	KEITH GRAHAM	TINGLEY	20 CALVERLEY MEWS	UP HATHERLEY	CHELTENHAM	GLOUCESTERSHIRE	GL51 3RL	1,442
MR	GRAHAM	TOWERS	75 FOXCROFT CLOSE	ROWLEY FIELDS	LEICESTER	LEICESTERSHIRE	LE3 2DZ	256
MR	ANTHONY JOHN	VANN	8 STOKE PARK CLOSE	BISHOPS CLEEVE	CHELTENHAM	GLOUCESTERSHIRE	GL52 8UL	474
MR	MARK	WALTERS	30 WINSTONIAN ROAD	CHELTENHAM	GLOUCESTERSHIRE		GL52 2JE	381
MRS	HEATHER FAY	WELLMAN	27 THE GROVE	SHOLING	SOUTHAMPTON	HAMPSHIRE	S019 9LT	51
MR	KEITH MICHAEL	YORK	20 BARNES LANE	SARISBURY GREEN	SOUTHAMPTON	HAMPSHIRE	SO31 7BZ	359
								42,996

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

27 SEPTEMBER TO 26 OCTOBER 2007

401	28/09/2007 : 18:03:00	Smiths Group PLC - Total Voting Rights
402	04/10/2007 : 09:35:00	Smiths Group PLC - Additional Listing
403	08/10/2007 : 11:25:00	Smiths Group PLC - Additional Listing
404	09/10/2007 : 07:01:00	Smiths Group PLC - Additional Listing
405	11/10/2007 : 17:10:00	Smiths Group PLC - Director/PDMR Shareholding
406	15/10/2007 : 11:16:00	Smiths Group PLC - Acquisition
407	19/10/2007 : 17:36:00	Smiths Group PLC - Doc re. Annual Accounts; AGM
408	22/10/2007 : 17:09:00	Smiths Group PLC - Holding(s) in Company
409	26/10/2007 : 07:00:00	Smiths Group PLC - Director/PDMR Shareholding
410	26/10/2007 : 14:48:00	Smiths Group PLC - Holding(s) in Company

Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Total Voting Rights
Released	18:03 28-Sep-07
Number	8176E

28 SEPTEMBER 2007

SMITHS GROUP PLC – VOTING RIGHTS AND SHARE CAPITAL

DISCLOSURE AND TRANSPARENCY RULES DTR 5.6.1 R

TOTAL VOTING RIGHTS = 386,449,102

As at 30 September 2007 the issued share capital of Smiths Group plc will comprise 386,449,102 ordinary shares of 37.5p each nominal value and 4,926,594 non-cumulative preference shares of 1p nominal value ("B shares"), all of which have been admitted to the Official List of the FSA and admitted to trading on the London Stock Exchange.

Each ordinary share has one vote on a poll.

The B shares do not have voting rights.

Smiths Group plc does not hold any shares in treasury.

Therefore, the total number of voting rights in Smiths Group plc is 386,449,102, which number should be used by shareholders and other parties subject to disclosure obligations as the denominator for the calculations by which they determine if they are required to notify their interest in or a change to their interest in the share capital of Smiths Group plc under the FSA's Disclosure and Transparency Rules.

END

Close

Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Total Voting Rights
Released	18:03 28-Sep-07
Number	8176E

28 SEPTEMBER 2007

SMITHS GROUP PLC – VOTING RIGHTS AND SHARE CAPITAL

DISCLOSURE AND TRANSPARENCY RULES DTR 5.6.1 R

TOTAL VOTING RIGHTS = 386,449,102

As at 30 September 2007 the issued share capital of Smiths Group plc will comprise 386,449,102 ordinary shares of 37.5p each nominal value and 4,926,594 non-cumulative preference shares of 1p nominal value ("B shares"), all of which have been admitted to the Official List of the FSA and admitted to trading on the London Stock Exchange.

Each ordinary share has one vote on a poll.

The B shares do not have voting rights.

Smiths Group plc does not hold any shares in treasury.

Therefore, the total number of voting rights in Smiths Group plc is 386,449,102, which number should be used by shareholders and other parties subject to disclosure obligations as the denominator for the calculations by which they determine if they are required to notify their interest in or a change to their interest in the share capital of Smiths Group plc under the FSA's Disclosure and Transparency Rules.

END

Close

Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	09:35 04-Oct-07
Number	1310F

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 170,000 Ordinary shares of 37.5p each pursuant to The Smiths Group Sharesave Scheme, The Smiths Industries 1995 Executive Share Option Scheme, The TI Group 1999 Executive Share Option Scheme, The Smiths Group Performance Share Plan and The Smiths Group Co-Investment Plan to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

.

END

Close

Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	11:25 08-Oct-07
Number	3135F

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 170,000 Ordinary shares of 37.5p each pursuant to The Smiths Group Sharesave Scheme, The Smiths Industries 1995 Executive Share Option Scheme, The TI Group 1999 Executive Share Option Scheme, The Smiths Group Performance Share Plan and The Smiths Group Co-Investment Plan to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

.

END

Close

Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	07:00 09-Oct-07
Number	3318F

Application has been made to The UK Listing Authority and the London Stock Exchange for block listings totalling 170,000 Ordinary shares of 37.5p each pursuant to The Smiths Group Sharesave Scheme, The Smiths Industries 1995 Executive Share Option Scheme, The TI Group 1999 Executive Share Option Scheme, The Smiths Group Performance Share Plan and The Smiths Group Co-Investment Plan to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank equally with the existing issued shares of the Company.

END

Close

Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Director/PDMR Shareholding
Released	17:10 11-Oct-07
Number	5947F

11 OCTOBER 2007
SMITHS GROUP PLC

DTR 3.1.4R(1)
NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DTR* 3.1.4R(1)(a); or (ii) *DTR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 793 of the Companies Act 2006; or (iii) both (i) and (ii): DISCLOSURE RELATING TO A DIRECTOR
3. Name of *person discharging managerial responsibilities/director*: MR KEITH OLIVER BUTLER-WHEELHOUSE
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest: NOTIFICATION RE THE HOLDING OF THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 37.5p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: PERSON NAMED IN 3 ABOVE
8. State the nature of the transaction: MARKET PURCHASE OF SHARES
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: 27,097 SHARES
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): <0.01%
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed:
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: 1091.4558p PER SHARE
14. Date and place of transaction: 10 OCTOBER 2007 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage): 427,829 SHARES – 0.11%
16. Date issuer informed of transaction 10 OCTOBER 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant:
18. Period during which or date on which it can be exercised:
19. Total amount paid (if any) for grant of the option:
20. Description of *shares* or debentures involved (*class* and number):
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

22. Total number of *shares* or debentures over which options held following notification:
23. Any additional information:
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT
Date of notification 11 OCTOBER 2007

DTR 3.1.4R(1)
NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DTR* 3.1.4R(1)(a); or (ii) *DTR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 793 of the Companies Act 2006; or (iii) both (i) and (ii):
   DISCLOSURE RELATING TO A DIRECTOR
3. Name of *person discharging managerial responsibilities/director*:
   MR JOHN LANGSTON
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION RE THE HOLDING OF THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 37.5p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: PERSON NAMED IN 3 ABOVE
8 State the nature of the transaction:
   MARKET PURCHASE OF SHARES
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired:
   11,257 SHARES
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): <0.01%
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed:
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: 1091.4558p PER SHARE
14. Date and place of transaction: 10 OCTOBER 2007 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage):
    125,876 SHARES – 0.03%
16. Date issuer informed of transaction 10 OCTOBER 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant:
18. Period during which or date on which it can be exercised:
19. Total amount paid (if any) for grant of the option:
20. Description of *shares* or debentures involved (*class* and number):
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:
22. Total number of *shares* or debentures over which options held following notification:
23. Any additional information:
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT
Date of notification 11 OCTOBER 2007

DTR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DTR* 3.1.4R(1)(a); or (ii) *DTR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 793 of the Companies Act 2006; or (iii) both (i) and (ii): DISCLOSURE RELATING TO A DIRECTOR
3. Name of *person discharging managerial responsibilities/director*: MR DAVID PETER LILLYCROP
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest: NOTIFICATION RE THE HOLDING OF THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 37.5p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: PERSON NAMED IN 3 ABOVE
8. State the nature of the transaction: MARKET PURCHASE OF SHARES
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: 10,155 SHARES
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): <0.01%
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed:
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: 1091.4558p PER SHARE
14. Date and place of transaction: 10 OCTOBER 2007 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage): 92,317 SHARES – 0.02%
16. Date issuer informed of transaction 10 OCTOBER 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant:
18. Period during which or date on which it can be exercised:
19. Total amount paid (if any) for grant of the option:
20. Description of *shares* or debentures involved (*class* and number):
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:
22. Total number of *shares* or debentures over which options held following notification:
23. Any additional information:
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 11 OCTOBER 2007

DTR 3.1.4R(1)

NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DTR* 3.1.4R(1)(a); or (ii) *DTR* 3.1.4(R)

(1)(b) a disclosure made in accordance with section 793 of the Companies Act 2006; or (iii) both (i) and (ii):
DISCLOSURE RELATING TO A PERSON DISCHARGING MANAGERIAL RESPONSIBILITY

3. Name of *person discharging managerial responsibilities/director*:
MR PAUL COX
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
NOTIFICATION RE THE HOLDING OF THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 37.5p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: PERSON NAMED IN 3 ABOVE
8 State the nature of the transaction:
MARKET PURCHASE OF SHARES
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired:
1,700 SHARES
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): <0.01%
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed:
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: 1091.4558p PER SHARE
14. Date and place of transaction: 10 OCTOBER 2007 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage):
8,578 SHARES – <0.01%
16. Date issuer informed of transaction 10 OCTOBER 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant:
18. Period during which or date on which it can be exercised:
19. Total amount paid (if any) for grant of the option:
20. Description of *shares* or debentures involved (*class* and number):
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:
22. Total number of *shares* or debentures over which options held following notification:
23. Any additional information:
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT
Date of notification 11 OCTOBER 2007

DTR 3.1.4R(1)
NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DTR* 3.1.4R(1)(a); or (ii) *DTR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 793 of the Companies Act 2006; or (iii) both (i) and (ii):
DISCLOSURE RELATING TO A PERSON DISCHSRGING MANAGERIAL RESPONSIBILITY
3. Name of *person discharging managerial responsibilities/director*:
MR STEPHEN PHIPSON
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION RE THE HOLDING OF THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 37.5p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: PERSON NAMED IN 3 ABOVE
8 State the nature of the transaction:
   MARKET PURCHASE OF SHARES
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired:
   4,341 SHARES
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): <0.01%
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed:
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
13. Price per *share* or value of transaction: 1091.4558p PER SHARE
14. Date and place of transaction: 10 OCTOBER 2007 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage):
    41,032 SHARES – 0.01%
16. Date issuer informed of transaction 10 OCTOBER 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant:
18. Period during which or date on which it can be exercised:
19. Total amount paid (if any) for grant of the option:
20. Description of *shares* or debentures involved (*class* and number):
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:
22. Total number of *shares* or debentures over which options held following notification:
23. Any additional information:
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT
Date of notification 11 OCTOBER 2007

DTR 3.1.4R(1)
NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DTR* 3.1.4R(1)(a); or (ii) *DTR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 793 of the Companies Act 2006; or (iii) both (i) and (ii):
   DISCLOSURE RELATING TO A PERSON DISCHSRGING MANAGERIAL RESPONSIBILITY
3. Name of *person discharging managerial responsibilities/director*:
   MR SRINIVASAN SESHADRI
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: NO
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
   NOTIFICATION RE THE HOLDING OF THE PERSON NAMED IN 3 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*: ORDINARY SHARES OF 37.5p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them: PERSON

NAMED IN 3 ABOVE

8 State the nature of the transaction:
MARKET PURCHASE OF SHARES

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired:
2,940 SHARES

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): <0.01%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed:

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A

13. Price per *share* or value of transaction: 1091.4558p PER SHARE

14. Date and place of transaction: 10 OCTOBER 2007 LONDON

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage):
11,378 SHARES – <0.01%

16. Date issuer informed of transaction 10 OCTOBER 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant:

18. Period during which or date on which it can be exercised:

19. Total amount paid (if any) for grant of the option:

20. Description of *shares* or debentures involved (*class* and number):

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

22. Total number of *shares* or debentures over which options held following notification:

23. Any additional information:

24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 11 OCTOBER 2007

Additional information:

END

Close

Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Acquisition
Released	11:16 15-Oct-07
Number	7028F

News Release

London, 15 October 2007
For immediate release

Smiths Group acquisition extends capabilities in energy sector

SMITHS Group, the global technology business, today announces the acquisition of Sartorius Bearing Technology (SBT), part of Sartorius AG.

SBT, a leading provider of high performance rotating equipment for the oil and gas industry based in Gottingen, Germany, employs around 100 people and is recognised as a leader in the European speciality engineered bearings sector. The company has a varied product portfolio that includes tilting pad bearings for high-speed rotor applications, standard thrust and journal multilobe bearings, and combined bearings for restricted assembly and mounting applications. The total cost of the acquisition is €20 million, which will be satisfied in cash. The acquisition is subject to regulatory approvals.

SBT will extend Smiths Group's range of advanced technology products aimed at the turbomachinery industry and will report through John Crane, which is part of Smiths Specialty Engineering division. John Crane designs and manufactures mechanical seals and associated products for the oil & gas, chemical, pharmaceutical, pulp & paper and mining sectors.

Mike Mansell, Managing Director of John Crane EAA, said: "John Crane has an unrivalled global sales and service network. The acquisition of SBT is an important step in our strategy to leverage this network for a wider range of solutions used in high-performance rotating equipment. Together, John Crane and SBT aim to build a global position in bearing technology, one that will complement John Crane's existing mechanical sealing solutions, couplings and associated technologies and further help our customers achieve their demanding performance goals.

Keith Butler-Wheelhouse, Chief Executive of Smiths Group, said: "The acquisition of SBT marks an important development in Smiths Group's expansion within the energy sector. SBT's bearing technology will enhance John Crane's peerless offering of high performance seals and associated products and services, and will help to maintain our position as a leading provider of technology and services for the global oil and gas industry."

ENDS

John Crane
John Crane, a Smiths Group business, designs and manufactures seals and associated products mainly for the oil & gas, chemical, pharmaceutical, pulp & paper and mining sectors. Since being established over 80 years ago John Crane has become a leader in its field.

John Crane's products are a globally recognised and trusted brand by the oil and gas industry. The John Crane business has 20 manufacturing sites around the world and more than 6,000 employees. For further information visit www.johncrane.com

Smiths Group
Smiths is a global technology company listed on the London Stock Exchange. A world leader in the practical application of advanced technologies, Smiths Group delivers products and services for the threat & contraband detection, medical devices, energy and communications markets worldwide. Our products and services make the world safer, healthier and more productive. Smiths Group employs more than 20,000 people in over 50 countries. For more information visit www.smiths.com

Investor Relations
Steve Warren
+44 (0)20 8457 8203

Media
Chris Fox
+44 (0)20 8457 8403

END

Close

Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Doc re. Annual Accounts; AGM
Released	17:36 19-Oct-07
Number	0747G

19 OCTOBER 2007

SMITHS GROUP PLC

LISTING RULE LR 9.6.3 R

The Company has forwarded printed copies of the documents listed below to the Document Viewing Facility of the UK Listing Authority, in compliance with Listing Rule LR 9.6.1 R.

1. Annual Report and Accounts 2007;

2. Notice of Annual General Meeting;

3. Proxy Form; and

4. Advice to shareholders who have elected for electronic communications.

The above-mentioned documents will shortly be available for viewing at the Document Viewing Facility, at the address below, from 9:00 am to 5:30 pm on every weekday except bank holidays.

Document Viewing Facility
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel : 020 7066 1000

The Annual Report and Accounts 2007 and the Notice of Meeting are now available online at the Company's website, www.smiths.com/ar07, in html and pdf formats. Printed copies may be obtained by writing to The Company Secretary, Smiths Group plc, 765 Finchley Road, London NW11 8DS.

END

Close

Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	17:09 22-Oct-07
Number	1531G

Form TR-1 with annex. FSA Version 2.1 updated April 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**SMITHS GROUP PLC**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to notification obligation:	NEWTON INVESTMENT MANAGEMENT LIMITED
4. Full name of shareholder(s) (if different from 3):	NEWTON INVESTMENT MANAGEMENT LIMITED
5. Date of transaction (and date on which the threshold is crossed or reached if different):	19/10/07
6. Date on which issuer notified:	22/10/07
7. Threshold(s) that is/are crossed or reached:	INCREASE FROM 5.98% TO 6.01%

8: Notified Details PURCHASE OF 149,029 SHARES

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
ORD – GB00B1WY2338	23,095,543	5.98%	N/A	N/A	23,243,195	N/A	6.01%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
23,243,195	6.01%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
NEWTON INVESTMENT MANAGEMENT LIMITED HOLDS THESE SHARES AS A DISCRETIONARY INVESTMENT MANAGER.

Proxy Voting:	
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	
14 Contact name:	ASIF S LALANI
15. Contact telephone name:	+44 (0)20 7163 5115

END

Close

Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Director/PDMR Shareholding
Released	07:00 26-Oct-07
Number	4114G

25 OCTOBER 2007
SMITHS GROUP PLC

DTR 3.1.4R(1)
NOTIFICATION OF TRANSACTION OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer:* SMITHS GROUP PLC
2. State whether the notification relates to (i) a transaction notified in accordance with *DTR* 3.1.4R(1)(a); or (ii) *DTR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 793 of the Companies Act 2006; or (iii) both (i) and (ii): (i) DISCLOSURE RELATING TO A DIRECTOR
3. Name of *person discharging managerial responsibilities/director*:
MR KEITH OLIVER BUTLER-WHEELHOUSE
4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*: YES
THE JONES TRUST
5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a nonbeneficial interest:
NOTIFICATION RE THE HOLDING OF THE FAMILY TRUST NAMED IN 4 ABOVE
6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*:
ORDINARY SHARES OF 37.5p
7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them:
BARTHOLOMEW NOMINEES LIMITED
8 State the nature of the transaction:
MARKET SALE OF SHARES
9. Number of *shares*, debentures or financial instruments relating to *shares* acquired: N/A
10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage): N/A
11. Number of *shares*, debentures or financial instruments relating to *shares* disposed:
200,000 SHARES
12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage): 0.05%
13. Price per *share* or value of transaction: 1125.5p PER SHARE
14. Date and place of transaction: 23 OCTOBER 2007 LONDON
15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage):
227,829 SHARES – 0.06%
16. Date issuer informed of transaction 25 OCTOBER 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17. Date of grant:
18. Period during which or date on which it can be exercised:
19. Total amount paid (if any) for grant of the option:
20. Description of *shares* or debentures involved (*class* and number):

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:
22. Total number of *shares* or debentures over which options held following notification:
23. Any additional information:
24. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

Name of duly authorised officer of *issuer* responsible for making notification: NEIL BURDETT

Date of notification 25 OCTOBER 2007

Additional information: SHARES SOLD BY FAMILY TRUST

END

Close

Regulatory Announcement

Go to market news section

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	14:48 26-Oct-07
Number	4661G

Form TR-1 with annex. FSA Version 2.1 updated April 2007

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Smiths Group plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**YES**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): ____________	
3. Full name of person(s) subject to notification obligation:	**ATLANTIC INVESTMENT MANAGEMENT 666 5TH AVE 34TH FLOOR NY, NY 10103**
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**OCTOBER 25TH 2007**
6. Date on which issuer notified:	**OCTOBER 25TH 2007**
7. Threshold(s) that is/are crossed or reached:	**BELOW THE 3% THRESHOLD**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
ORD – GB00B1WY2338	11,638,241	11,638,241	11,582,000	11,582,000		2.99%	

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
11,582,000	2.99%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	SHARES HELD AT UBS AG AND MORGAN STANLEY PRIME BROKERAGES
14 Contact name:	BRUCE BERGER (CFO) & OMAR SAWWAN (TRADER)
15. Contact telephone name:	+1 212 484 5050

END

Close

DOCUMENTS SUBMITTED TO THE UK LISTING AUTHORITY DOCUMENT DISCLOSURE TEAM PURSUANT TO LISTING RULES

21 JUNE TO 26 OCTOBER 2007

Annual Report and Accounts 2007	}	
Notice of Annual General Meeting (2007)	}	Listing Rule LR 9.6.1
Form of Proxy for 2007 Annual General Meeting	}	
Advice to shareholder who have elected for e-comms	}	